As filed with the Securities and Exchange Commission on December 10, 1999
                                                     Registration No. 333-91243

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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                --------------

                            AMENDMENT NO. 2 TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                          AGILE SOFTWARE CORPORATION
            (Exact name of Registrant as specified in its charter)

            Delaware                            7372                         77-0397905
    (State or jurisdiction of       (Primary Standard Industrial          (I.R.S. Employer
  incorporation or organization)       Classification Number)            Identification No.)

                             One Almaden Boulevard
                        San Jose, California 95113-2211
                                (408) 975-3900
         (Address and telephone number of principal executive offices)

                                --------------

                                Bryan D. Stolle
               Chairman of the Board and Chief Executive Officer
                          Agile Software Corporation
                             One Almaden Boulevard
                        San Jose, California 95113-2211
                                (408) 975-3900
           (Name, address and telephone number of agent for service)

                                  Copies to:

            Gregory M. Gallo, Esq.                          Jeffrey R. Vetter, Esq.
              Sally J. Rau, Esq.                           Scott J. Leichtner, Esq.
       Gray Cary Ware & Freidenrich LLP                   Cynthia E. Garabedian, Esq.
              400 Hamilton Avenue                             Fenwick & West LLP
       Palo Alto, California 94301-1825                      Two Palo Alto Square
                (650) 328-6561                            Palo Alto, California 94306
                                                                (650) 494-0600

                                --------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
                                --------------

   If the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, please check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                                --------------

                     CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
                                                                 Proposed        Proposed
                                                                 Maximum          Maximum       Amount of
             Title of Each Class of              Amount to be Offering Price     Aggregate     Registration
          Securities to be Registered             Registered    per Share    Offering Price(1)     Fee
-----------------------------------------------------------------------------------------------------------
Common Stock ($.001) par value)................  2,587,500(2)    $167.94       $434,544,750    $119,521(3)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purposes of determining the registration fee pursuant to Rule 457(c) promulgated under the Securities Act, based on the average of the high and low trading prices of our common stock as reported by the Nasdaq National Market on December 9, 1999.

(2) Includes 337,500 shares subject to the underwriters' over-allotment option.

(3) Of this amount, $95,311 was previously paid.
                                --------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities, and we are not soliciting an offer to buy +
+these securities in any state where the offer or sale is not permitted.       +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)

Issued December 10, 1999

                                2,250,000 Shares

                     [LOGO OF AGILE SOFTWARE APPEARS HERE]

                                  COMMON STOCK

                                  -----------

Agile Software Corporation is offering 1,250,000 shares of its common stock and the selling stockholders are offering 1,000,000 shares.

                                  -----------

Our common stock is listed on the Nasdaq National Market under the symbol "AGIL." On December 9, 1999, the reported last sale price of the common stock on the Nasdaq National Market was $167 49/64 per share.

                                  -----------

Investing in the common stock involves risks. See "Risk Factors" beginning on page 7.

                                  -----------

                                PRICE $  A SHARE

                                  -----------

                                              Underwriting
                                       Price   Discounts   Proceeds Proceeds to
                                         to       and         to      Selling
                                       Public Commissions   Agile   Stockholders
                                       ------ ------------ -------- ------------
Per Share.............................   $         $          $          $
Total................................. $         $          $          $

Agile has granted the underwriters the right to purchase up to an additional 337,500 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers
on     , 1999.

                                  -----------

MORGAN STANLEY DEAN WITTER
                DEUTSCHE BANC ALEX. BROWN
                                                               HAMBRECHT & QUIST

    , 1999

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    3
Risk Factors........................    7
Use of Proceeds.....................   20
Dividend Policy.....................   20
Price Range of Common Stock.........   20
Capitalization......................   21
Dilution............................   22
Selected Consolidated Financial
 Data...............................   23
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   25
Business............................   39

                                   Page
                                   ----
Management.......................   51
Certain Transactions.............   58
Principal and Selling
 Stockholders....................   60
Description of Capital Stock.....   66
Shares Eligible for Future Sale..   69
Underwriters.....................   71
Legal Matters....................   72
Experts..........................   72
Where to Find Additional
 Information About Agile.........   73
Index to Consolidated Financial
 Statements......................  F-1

                               ----------------

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in those jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our consolidated financial statements and notes to the consolidated financial statements appearing elsewhere in this prospectus.

   We develop and market product content management software, which is software that enables companies to collaborate over the Internet by interactively exchanging information about the manufacture and supply of products and components. Our suite of software products is designed to improve the ability of all members of the manufacturing supply chain to communicate and collaborate with one another about new or changing information concerning the manufacture, source or supply of products or components. We believe that our products are well-suited for participants in outsourced supply chains, as well as companies managing multi-site engineering, manufacturing, sales and distribution operations, connected via the Internet. Since June 1996, when we shipped our first product, we have licensed our products to over 350 customers in the computers and peripherals, components, consumer electronics, data networking and telecommunications equipment, electronics manufacturing, medical equipment and semiconductor equipment markets.

   The competitive environment for manufacturing and supply companies has intensified dramatically and expanded globally in recent years. Many of these companies are shifting their organizations from traditional manufacturing approaches, where a manufacturer controls most phases of the manufacturing process of its products from raw materials to finished goods, to a manufacturing process where much or all of the manufacturing process is outsourced to multiple companies as part of a supply chain. Outsourcing production is geared toward creating supply chains that are more efficient, dynamic and flexible than manufacturing operations that are controlled by manufacturers. A critical aspect of managing the outsourced supply chain across multiple suppliers is finding effective ways to store, access and share information within the manufacturer, as well as with all participants in the supply chain during each stage of the production process.

   The Internet has created new and evolving ways for conducting commerce. Companies that have successfully implemented strategies to communicate with their customers over the Internet now face the challenge of utilizing the Internet and intranets to gain the same level of increased efficiencies in their supply chain.

   The Agile solution is designed to facilitate communication and collaboration within and among supply chain members without requiring substantial investments in additional technology infrastructure. We believe that our solution enables companies and their supply chain partners to increase revenues by accelerating time-to-market, facilitate cost-effective production by increasing output, reducing inventory and shortening the production process, and enhance return on investment by facilitating rapid implementation.

   Our growth strategy is to be the leading provider of business-to-business collaborative supply chain applications to global organizations. We will focus on providing superior customer satisfaction to continue to build a highly referenceable customer base of market leaders in targeted manufacturing industry vertical markets. We seek to capitalize on network effects that can be created when our software is deployed across the supply chains of our customers, enabling even non-customer participants in the supply chain to experience first-hand some of the benefits from our solutions. We will also seek to continue the development of our technology to extend the features and functionality of our product content management software.

   We incurred net losses of approximately $11.4 million for fiscal 1999 and $8.4 million for the six months ended October 31, 1999, and as of October 31, 1999 we had an accumulated deficit of approximately $34.9 million.

                              RECENT DEVELOPMENTS

   On November 23, 1999, we acquired Digital Market, Inc., a California corporation. Digital Market provides Internet-based solutions for the sourcing and procurement of production materials used by manufacturing companies. This acquisition is an example of our strategy of extending supply chain collaboration and the functionality of our products. With Digital Market, we believe that we will be able to address the constraints in the sourcing and procurement of electronic production materials. Our Agile Anywhere products enable multiple parties within a manufacturing supply chain to collaboratively make product and component sourcing, production and supply decisions and to respond to changes made by other supply chain partners. This functionality aids companies in determining what components to use to build a product. Digital Market's electronic procurement solution enables companies to streamline the processes of sourcing, quoting and ordering production materials and more efficiently purchase those components. We believe that the combination of Agile's products with those of Digital Market will enable the product content information aggregated in Agile Anywhere during the new product introduction and product change processes to be fed directly into Digital Market's direct materials procurement applications, enhancing efficiency in the purchase of those components. In particular, for companies sourcing electronic components requiring accurate ordering, we believe this enhanced functionality will create a powerful, Internet-based supply chain solution.

   Digital Market's primary product is Digital Buyer, a software product that automates the procurement process and enables manufacturers to acquire electronic components in real time. Digital Buyer provides decision support services, including parts list management and approved supplier maintenance, as well as interactive generation and management of quotes and orders. Digital Buyer can integrate into existing manufacturing and enterprise resource planning software systems. Digital Buyer, like Agile Anywhere, is a Java-based and Internet-focused business-ready application.

   The purchase price included $20.0 million in cash and approximately $79.2 million in common stock, based upon the issuance of 611,765 shares at $129.50 per share, based upon our average stock price a number of days before and after the transaction measurement date, in exchange for all of the issued and outstanding capital stock and warrants of Digital Market. In addition, we assumed all of the outstanding options to purchase the common stock of Digital Market under its stock option plans, which were converted into options to purchase an aggregate of 55,910 shares of our common stock. The estimated fair value of the assumed options is approximately $7.8 million and was included as a component of the purchase price. We also anticipate incurring approximately $2.0 million in acquisition expenses. The total purchase price of Digital Market was $109.0 million.

                                  THE OFFERING

 Common stock offered:
  Shares offered by us..................................... 1,250,000 shares
  Shares offered by the selling stockholders............... 1,000,000 shares
    Total.................................................. 2,250,000 shares

 Total common stock to be outstanding after this offering.. 22,617,200 shares
 Over-allotment option..................................... 337,500 shares
 Use of proceeds........................................... For general corporate purposes, including
                                                            working capital and
                                                            capital expenditures.
                                                            See "Use of Proceeds."
 Nasdaq National Market symbol............................. AGIL

   The above information is based on 20,698,245 shares outstanding as of October 31, 1999. This information does not include 1,834,525 shares of common stock subject to outstanding options under our 1995 Stock Option Plan as of October 31, 1999, and 41,111 shares of common stock issuable upon exercise of an outstanding warrant. See "Capitalization" on page 21 and "Management--Stock Plans" on page 55 for additional information concerning the terms, conditions and number of outstanding shares of our capital stock and stock options.

   Unless otherwise specifically stated, the information in this prospectus:

    .  assumes no exercise of the underwriters' over-allotment option;

    . assumes the exercise of outstanding warrants to purchase 57,190 shares of our common stock in November 1999 and assumes no exercise of an outstanding warrant to purchase 41,111 shares of our common stock; and

    . includes the issuance of 611,765 shares of common stock in connection with our acquisition of Digital Market on November 23, 1999.

   We are incorporated in Delaware. Our principal executive offices are located at One Almaden Boulevard, San Jose, California 95113, and our telephone number is (408) 975-3900. Our principal web site is located at www.agilesoft.com. Information contained on our web site does not constitute a part of this prospectus. In this prospectus, "Agile," "we," "us" and "our" refer to Agile Software Corporation and not to the underwriters.

   Agile, Agile Workplace, Agile Anywhere, Agile eHub, Agile iCM, My Agile, Agile eXpress Viewer, Agile ChangeCAST, Agile Product Definition Server, Agile Product Change Server, Agile AML Server, Agile Administrator, Agile Scan, Agile Import, Agile Export and the Agile logo are trademarks of Agile Software Corporation, which may be registered or pending registration in certain jurisdictions. Digital Market and the Digital Market logo are trademarks of Digital Market. All other trademarks or tradenames referred to in this prospectus are the property of their respective owners.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                           March 13,                                 Pro Forma    Six Months       Pro Forma
                              1995      Fiscal Year Ended April     Fiscal Year  Ended October    Six Months
                         (Inception) to           30,                  Ended          31,            Ended
                           April 30,    --------------------------   April 30,  ----------------  October 31,
                              1996       1997     1998      1999       1999      1998     1999       1999
                         -------------- -------  -------  --------  ----------- -------  -------  -----------
Consolidated Statement
 of Operations Data:
Total revenues..........    $    38     $ 1,352  $ 8,003  $ 16,807   $ 18,293   $ 7,053  $12,825    $13,230
Gross profit............         32       1,086    5,835    10,822      9,860     4,558    9,647      8,722
Loss from operations....     (1,399)     (4,906)  (8,874)  (11,606)   (54,755)   (5,463)  (8,723)   (31,306)
Net loss................     (1,327)     (4,836)  (8,942)  (11,428)   (54,465)   (5,313)  (8,359)   (31,248)
Net loss per share:
 Basic and diluted......    $ (1.94)    $ (3.72) $ (4.20) $  (3.87)  $ (15.28)  $ (1.89) $  (.90)   $ (3.16)
 Weighted average
  shares................        684       1,300    2,129     2,952      3,564     2,814    9,264      9,876
Unaudited pro forma net
 loss per share:
 Basic and diluted......                                  $   (.78)                      $  (.50)
 Weighted average
  shares................                                    14,668                        16,852

                                                      As of October 31, 1999
                                                   -----------------------------
                                                                      Pro Forma
                                                   Actual  Pro Forma As Adjusted
                                                   ------- --------- -----------
Consolidated Balance Sheet Data:
Cash and cash equivalents......................... $81,174  $61,302   $257,837
Working capital...................................  76,210   50,409    246,944
Total assets......................................  91,465  181,410    377,945
Long-term obligations, noncurrent.................     858      956        956
Stockholders' equity..............................  78,725  163,425    359,960

   Shares used in computing unaudited pro forma basic and diluted net loss per share include the shares used in computing basic and diluted net loss per share adjusted for the conversion of preferred stock to common stock, as if the conversion occurred at the date of original issuance. The pro forma information above includes the issuance of 611,765 shares of common stock to the holders of all outstanding capital stock and warrants of Digital Market in connection with our acquisition of Digital Market on November 23, 1999. The pro forma as adjusted information above reflects the application of the net proceeds from the sale of the 1,250,000 shares of common stock that we are offering, based upon an assumed public offering price of $167 49/64 per share, after deducting estimated underwriting discounts and commissions and our estimated offering expenses, and reflects the exercise of warrants to purchase 57,190 shares of common stock.

   The unaudited pro forma combined statement of operations data presents the results of operations of Agile for the year ended April 30, 1999 and the six months ended October 31, 1999, combined with the statement of operations of Digital Market for the year ended March 31, 1999 and the six months ended September 30, 1999, giving effect to the acquisition as if it had occurred as of May 1, 1998. The unaudited pro forma combined balance sheet data gives effect to the merger as if the transaction occurred on October 31, 1999 and combines the unaudited balance sheet of Agile as of October 31, 1999 and the unaudited balance sheet of Digital Market as of September 30, 1999.

                                 RISK FACTORS

   You should carefully consider the risks described below, together with all of the other information included in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business could be harmed. If our business is harmed, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Operations

   Because We Have a Limited Operating History, It Is Difficult to Evaluate Our Business and Prospects

   We are still in the early stages of our development, so evaluating our business operations and our prospects is difficult. We incorporated in 1995 and began shipping our first product in June 1996. The revenues and income potential of our business and market are unproven. We will encounter risks and difficulties frequently encountered by early-stage companies in new and rapidly evolving markets. These risks include the following:

  . until our acquisition of Digital Market, we have had only one product suite, and will need to successfully introduce new products and enhance existing products to this suite, including Agile Anywhere, a new version which has been available only since July 1999;

  . we need to integrate our acquisition of Digital Market and successfully market its Digital Buyer product which has only been sold to a limited number of customers;

  . we need to increase sales to achieve profitability, requiring us to sell additional licenses and software products to our existing customers and expand our customer base outside of the electronics and medical device industries;

  . we need to expand our sales and marketing, customer support and professional services organizations, build strategic relationships and expand our international operations in order to increase sales; and

  . we need to effectively manage our anticipated growth which could lead to management distractions and increased operating expenses, and will require us to attract and retain key personnel.

   Our business strategy may not be successful and we may not be able to successfully address these risks. In addition, because of our limited operating history, we have limited insight into trends that may emerge and affect our business.

   We Have a History of Losses, We Expect to Incur Losses in the Future and We May Not Achieve or Maintain Profitability

   We incurred net losses of approximately $4.8 million for fiscal 1997, $8.9 million for fiscal 1998, $11.4 million for fiscal 1999 and $8.4 million for the six months ended October 31, 1999. As of October 31, 1999, we had an accumulated deficit of approximately $34.9 million. Moreover, we expect to continue to incur significant sales and marketing, research and development and general and administrative expenses. We have incurred and expect to continue to incur substantial non-cash costs relating to the amortization of deferred compensation which will contribute to our net losses. We expect to incur losses for the foreseeable future. We will need to generate significant increases in revenues to achieve and maintain profitability, and we may not be able to do so. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future. See "Selected Consolidated Financial Data" on page 23 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 25 for more detailed information about our operating results.

   Our Quarterly Operating Results Fluctuate and Are Difficult to Predict and, if Our Future Results Are Below the Expectations of Public Market Analysts or Investors, the Price of Our Common Stock May Decline

   Our quarterly operating results have varied significantly in the past and are likely to vary significantly in the future, which makes it difficult for us to predict our future operating results. This quarter-to-quarter fluctuation is due to a number of factors, including the following:

  . our successful integration of Digital Market, its Digital Buyer product, technologies, computer systems and employees;

  . fluctuations in demand for Internet product content management software;

  . size and timing of sales and installations of our products;

  . entry of new competitors into our market, or the announcement of new products or product enhancements by competitors;

  . our ability to successfully expand our direct sales force and our international sales organization;

  . changes in our sales force incentives;

  . unexpected delays in developing or introducing new and enhanced products;

  . unexpected decline in purchases by our existing customers, including purchases of additional licenses and maintenance contracts;

  . delays in our customers' orders due to their year 2000 priorities;

  . variability in the mix of our license and professional service revenues;

  . our ability to accurately price fixed-priced professional services projects;

  . variability in the mix of professional services that we perform versus those performed for our customers by others; and

  . our ability to establish and maintain relationships with our third-party implementation partners.

   License revenues in any quarter can be difficult to forecast because they depend on orders shipped or installed in that quarter. Moreover, we typically recognize a substantial percentage of revenues in the last month of each quarter; for example, in fiscal 1999 as well as the first two quarters of fiscal 2000, revenues generated each quarter that were recognized in the last month of the quarter ranged from approximately 35% to 51%. This increase in revenues earned in the last month of each quarter is driven primarily by quarter-end commissions payable and the time required to implement software installations. A high percentage of our operating expenses are essentially fixed in the short term and we may be unable to adjust spending to compensate for an unexpected shortfall in our revenues. In addition, we expect our operating expenses to increase as we expand our engineering and sales and marketing operations, broaden our customer support capabilities, develop new distribution channels and strategic alliances, fund increased levels of research and development and build our operational infrastructure. As a result, if we experience delays in recognizing revenue, or if our revenues do not grow faster than the increase in these expenses, we could experience significant variations in operating results from quarter to quarter.

   If, in response to market pressures or other demands, we introduce new pricing structures for our existing products, we could experience customer dissatisfaction and loss of sales. In addition, if we introduce products that are sold in a manner different from how we currently market our products, or we could recognize revenue differently than under our current accounting policies. Depending on the manner in which we sell existing or future products, this could have the effect of extending the length of time over which we recognize revenues. Furthermore, our quarterly revenues could be significantly affected based on how applicable accounting standards are amended or interpreted over time.

   In addition, we have accounted for options to purchase 70,000 shares of common stock granted to consultants subsequent to April 30, 1999 under variable plan accounting, and will record approximately $6.4 million in expense over the vesting period of the options. This expense associated with these options may fluctuate significantly from quarter to quarter through fiscal 2005 if the price of our stock fluctuates and could cause our operating results to vary significantly from quarter to quarter. During the three months ended October 31, 1999, the expense associated with these options totaled $320,000.

   Due to these and other factors, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indicators of our future performance. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. If this occurs, the price of our common stock may decline.

   We May Not Achieve Anticipated Revenues if the Introduction and Customer Acceptance of Our New Release, Agile Anywhere, or Any Upgrades or Enhancements to Our Products, Is Unsuccessful

   Our future financial performance will depend on the successful introduction and customer acceptance of Agile Anywhere and any upgrades or enhancements that we may make to our products in the future, including our introduction of the Digital Buyer product formerly offered by Digital Market. We have generated substantially all of our revenues from licenses and services related to current and prior versions of our product suite. Agile Anywhere, the latest version of our product suite, has only been available since July 1999. We believe that revenues from Agile Anywhere, together with revenues from maintenance and support contracts from Agile Anywhere and prior versions of our suite, will account for a substantial portion of our revenues for the foreseeable future. If we are unable to ship or implement any upgrades or enhancements when planned, or if the introduction of upgrades or enhancements causes customers to defer orders for our existing products, we may not achieve anticipated revenues.

   Our Acquisition of Digital Market, and any Future Acquisitions, May Be Difficult to Integrate, Disrupt Our Business, Dilute Stockholder Value or Divert Management Attention

   We acquired Digital Market on November 23, 1999. We may encounter risks to our business during our integration of Digital Market, including:

  . difficulties in assimilation of acquired personnel, operations, technologies or products;

  . unanticipated costs associated with the acquisition;

  . diversion of management's attention from other business concerns;

  . adverse effects on our existing business relationships with our or Digital Market's customers; and

  . inability to retain employees of Digital Market.

   As part of our business strategy, we may in the future seek to acquire or invest in additional businesses, products or technologies that we believe could complement or expand our business, augment our market coverage, enhance our technical capabilities or that may otherwise offer growth opportunities. These future acquisitions could pose the same risks to our business posed by our acquisition of Digital Market described above. In addition, with future acquisitions, we could use substantial portions of our available cash, including the proceeds of this offering, as all or a portion of the purchase price. We could also issue additional securities as consideration for these acquisitions, which could cause our stockholders to suffer significant dilution. Our acquisition of Digital Market, and any future acquisitions, may not generate any additional revenue or provide any benefit to our business.

   We May Not Achieve Anticipated Additional Revenues or Benefits As a Result of Our Acquisition of Digital Market

   With the acquisition of Digital Market, we will seek to extend the functionality of Agile Anywhere with Digital Market's direct materials sourcing, quoting and ordering applications. If we are unable to successfully market our products with the Digital Buyer product offered by Digital Market, or create new or enhanced products combining the functionality provided by both, we may not achieve enhanced sales or other anticipated benefits from our acquisition of Digital Market. This is particularly difficult because Digital Market has had limited product sales to date. If we fail to achieve the anticipated benefits from the acquisition, we may incur increased expenses, experience a shortfall in our anticipated revenues and may not obtain a satisfactory return on our investment. In addition, if any significant number of the Digital Market employees fail to remain employed with us, we may experience delays in the production and shipment of the Digital Buyer product, or fail to achieve the expected benefits of the acquisition.

   Year 2000 Considerations Among Our Customers and Potential Customers May Reduce Our Sales

   We may experience reduced sales of products as customers and potential customers put a priority on correcting year 2000 problems and therefore defer purchasing decisions for software products until later in 2000. Accordingly, demand for our products may be particularly volatile and unpredictable for the remainder of 1999 and early 2000.

   Implementation of Our Products By Large Customers May Be Complex and Customers Could Become Dissatisfied if Implementation of Our Products Proves Difficult, Costly or Time-Consuming

   Our products must integrate with many existing computer systems and software programs used by our customers. Integrating with many other computer systems and software programs can be complex, time consuming and expensive and cause delays in the deployment of our products. Because we are one of the first companies to offer products designed for product content management, many customers will be facing these integration issues for the first time in the context of collaborating with supply chain partners. Customers could become dissatisfied with our products if implementations prove to be difficult, costly or time-consuming.

   We Currently Perform Most of Our Implementations on a Fixed-Price Basis, Which Could Cause Us to Incur More Costs Than We Expect

   When we install our products or when we have a third party install them, we typically charge customers a fixed fee for these services. At the time of a product sale and prior to agreeing to an installation price, we estimate the amount of work involved for a particular installation project. We have at times in the past underestimated and may in the future underestimate the amount of time or resources required to install our products. If we do not correctly estimate the amount of time or resources required for a large number of installations, our gross margins could decline.

   If We Do Not Sell Additional Licenses or Enhanced Versions or Upgrades of Our Products to Existing Customers, We May Not Achieve Revenue Growth

   The size of a new customer's initial order is relatively small and may include a limited number of user licenses. In later orders, customers often add user licenses or additional products designed for specific functions, such as the AML Server targeted at manufacturers. In order to grow revenues, we depend on sales of additional user licenses to our existing customers as well as sales of new licenses to new customers. Therefore, it is important that our customers are satisfied with their initial product implementations and that they believe that expanded use of the product they purchased will provide them with additional benefits. Customers could choose not to purchase any new products or expand the use of our products. If we do not increase sales to existing customers, we may not be able to achieve revenue growth.

   If We Do Not Establish and Maintain Relationships With Key Partners, We May Encounter Difficulty in Providing Implementation and Customer Support of Our Products

   We rely heavily on our relationships with consulting and integration partners to implement our software, provide customer support services and endorse our products during the evaluation stage of the sales cycle. Currently, only four companies provide implementation services for our products in North America. We expect to increasingly rely on these types of partners in the future. These companies are not contractually obligated to continue to provide implementation services for us or to otherwise promote our products. Although we seek to develop and maintain relationships with these types of service providers, they may have similar or more established relationships with our competitors. If these service providers do not increase this segment of their business, or reduce or discontinue their relationships with us or their support of our products, our business could be harmed. We will need to develop new third party relationships if sales of our products increase and our current partners cannot fulfill the need for implementation and customer support services. Without these third parties we would have to expand our services organization to increase the consulting and professional services that we provide to our customers and divert resources from other areas of our business. If we are required to expand our professional services capabilities, we may not be able to do so on a timely basis.

   We are beginning to implement larger deployments of our products together with third parties such as Andersen Consulting and Siemens. If we are not successful with these joint deployments, we may incur increased costs and customer dissatisfaction and may not achieve increased sales and market acceptance of our products.

   To meet customer demand, we might have to outsource services to more costly independent contractors and other third parties. In addition, if our implementation partners do not adequately perform implementation services, our customers could become dissatisfied with our products. In order to avoid dissatisfaction, we may need to provide supplemental implementation services at no additional cost to the customer. Although we could experience an increase in services revenues if our service partners are not successful, services revenues have lower gross margins than license revenues. We could also experience delays in revenue recognition if customer implementation projects fall behind schedule.

   We May Experience Customer Dissatisfaction and Lost Sales if Our Products Do Not Scale to Accommodate Substantial Increases in the Number of Concurrent Users

   Our strategy requires that our software be highly scalable, or able to accommodate substantial increases in the number of users concurrently using the product. To date, however, only a limited number of our customers have deployed our software to manage the manufacturing process across their entire organization. While we have performed product testing on the scalability of our products, these products have not been tested in the context of a customer implementation. If our customers cannot successfully implement large-scale deployments, or if they determine that our products cannot accommodate large-scale deployments, we could experience customer dissatisfaction and find it more difficult to obtain new customers or to sell additional products to our existing customers.

   We May Not Be Able to Increase Sales of Our Products if We Do Not Expand Our Direct Sales Organization

   We sell our products primarily through our direct sales force. Our ability to increase our sales will depend on our ability to recruit, train and retain top quality sales people with the advanced sales skills and technical knowledge we need. There is a shortage of the sales personnel we need, and competition for qualified personnel is intense in our industry. In addition, it takes time for our new sales personnel to become productive, particularly our senior sales and services personnel, who could take up to nine months to become fully productive. If we are unable to hire or retain qualified sales personnel, or if newly hired personnel fail to develop the necessary skills or reach productivity more slowly than anticipated, it would be more difficult for us to sell our products, and we may experience a shortfall in revenues.

   Our Lengthy and Variable Sales Cycle Makes it Difficult For Us to Predict When or if Sales Will Be Made

   Our products have an unpredictable sales cycle that contributes to the uncertainty of our future operating results. Our product content management software is a new category of products, and customers often view the purchase of our products as a significant and strategic decision. As a result, customers may take time to evaluate our products, resulting in a sales cycle that has historically ranged from approximately four to seven months. The sale of our products may be subject to delays due to the lengthy internal budgeting, approval and evaluation processes of our customers. We may expend significant sales and marketing expenses during this evaluation period before the customer places an order with us. Customers may initially purchase a smaller number of user licenses before expanding the order to allow a greater number of users to benefit from the application. Larger customers may purchase our products as part of multiple simultaneous purchasing decisions, which may result in additional unplanned administrative processing and other delays in our product sales. If sales forecasted from a specific customer for a particular quarter are not realized, we may experience an unplanned shortfall in revenues. As a result, we have only a limited ability to forecast the timing and size of sales of our products.

   The Success of Our Business Depends on Our Key Personnel, Whose Knowledge of Our Business and Technical Expertise Would Be Difficult to Replace

   Our success depends largely on the continued contributions of our key senior management, particularly Bryan D. Stolle, our Chief Executive Officer, who is not bound by an employment agreement, as well as of our key engineering and sales and marketing personnel. We do not have key-man life insurance on Mr. Stolle. If one or more members of our senior management or any of our key employees were to resign, the loss of personnel could result in delays to product development, loss of sales, and diversion of management resources. See "Management" for additional information on our key personnel.

   Because of Competition For Additional Qualified Personnel, We May Not Be Able to Recruit or Retain Necessary Personnel, Which Could Impact Development or Sales of Our Products

   Our success depends on our ability to attract and retain qualified, experienced employees. There is substantial competition for experienced engineering, sales and marketing personnel in our industry. The volatility and current market price of our common stock may make it more difficult for us to recruit, hire and retain qualified personnel, or cause us to incur higher salary costs. In addition, there is currently a very low employment rate, particularly for technical personnel, in the Silicon Valley where we are located, increasing our difficulty in hiring and retaining personnel. If we are unable to retain our existing key personnel, or attract and retain additional qualified personnel, we may from time to time experience inadequate levels of staffing to perform services for our customers. As a result, our growth could be limited due to our lack of capacity to develop and market our products to our customers, or we could experience deterioration in service levels or decreased customer satisfaction.

   Our Efforts to Expand Sales of Our Products to Other Industries May Not
   Succeed

   We have historically sold our products primarily to companies in the electronics and medical device manufacturing industries. We intend to market products to customers in additional industries. Although we have targeted enterprises in other markets as potential customers, these potential customers may not be as willing to purchase products like ours as have other technology-based industries such as the electronics and medical device manufacturing industries.

   The Market For Our Products Is Newly Emerging and Customers May Not Accept Our Products

   The market for software products that allow companies to collaborate with suppliers on product information and change is newly emerging. Companies have not traditionally automated this product content management process throughout the supply chain. We cannot be certain that this market will continue to develop and grow or that companies will elect to utilize our products rather than attempt to develop applications internally or through other sources. In addition, the use of the Internet, as well as corporate intranets, has not been widely adopted for sharing product information as well as for collaboration among supply chain participants. Companies that have already invested substantial resources in other methods of sharing product information during the manufacturing and supply process may be reluctant to adopt a new approach that may replace, limit or compete with their existing systems or methods. We expect that we will continue to need to pursue intensive marketing and sales efforts to educate prospective customers about the uses and benefits of our products. Therefore, demand for and market acceptance of our products will be subject to a high level of uncertainty.

   Competition Among Providers of Software Enabling Collaboration in a Manufacturing Supply Chain May Increase, Which Could Cause Us to Reduce Prices, and Result in Reduced Gross Margins or Loss of Market Share

   The market for products that enable companies to interactively manage and share information relating to the manufacture and supply of products is new, highly fragmented, rapidly changing and increasingly competitive. We expect competition to intensify, which could result in price reductions for our products, reduced gross margins and loss of market share. Competitors vary in size and in the scope and breadth of the products and services offered. We face potential competition from in-house development efforts by potential customers or partners, vendors of software designed for management of engineering information, and developers of general purpose groupware software addressing only limited technology components involved in managing data generated by changes to the engineering process. We also face potential competition from providers of enterprise software.

   Many of our actual or potential competitors have a number of significant advantages over us, including:

  . longer operating histories;

  . significantly greater financial, technical, marketing and other resources;

  . significantly greater name recognition and a larger installed base of customers; and

  . well-established relationships with our actual and potential customers as well as with systems integrators and other vendors and service providers.

   These competitors may also be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products, than we can. Some of our actual or potential competitors may also bundle their products in a manner that may discourage potential customers from purchasing our products. Accordingly, we may not be able to maintain or expand our sales if competition increases and we are unable to respond effectively. See "Business--Competition" on page 47 for further discussion of the competitive market in which we operate.

   We May Experience Difficulties in Introducing New Products and Upgrades Which Could Result in Negative Publicity, Loss of Sales, Delay in Market Acceptance or Customer Dissatisfaction

   Our future financial performance depends on our successful and timely development, introduction and market acceptance of new and enhanced products. The life cycles of our products are difficult to predict because the market for our products is new and emerging, and is characterized by rapid technological change, changing customer needs and evolving industry standards. The introduction of products or computer systems employing new technologies and emerging industry standards could render our existing products obsolete and unmarketable. For example, portions of our software are written in the Java computer programming language. If a new software language becomes standard in our industry or is considered more robust than Java, we may need to rewrite portions of our products in another computer language in order to remain competitive. The introduction of enhancements to our suite of products may also cause customers to defer orders for our existing products. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of new or enhanced products in the future. In addition, those products may not meet the requirements of the marketplace and achieve market acceptance.

   We expect to add new products to our supply chain applications by acquisition or internal development and by developing enhancements to our existing products. We have in the past experienced delays in the planned release dates of our software products and upgrades, and we have discovered software defects in new products after their introduction. New products or upgrades may not be released according to schedule, or may contain defects when released. Either situation could result in negative publicity, loss of sales, delay in market acceptance of our products or customer claims against us.

   Our Products Might Not Be Compatible With All Major Platforms, Which Could Inhibit Sales

   We must continually modify and enhance our products to keep pace with changes in computer hardware and software and database technology, as well as emerging technical standards in the software industry. For example, we have designed our products to work with databases and servers such as Oracle and Microsoft SQL Server. Any changes to these platforms could require us to modify our products, and could cause us to delay releasing a product until the updated version of that platform has been released. Furthermore, third parties develop adapters to integrate our products with other design, manufacture, finance and supply chain systems used by our customers. We rely on these third parties to update the adapters to reflect changes to our products as well as to the targeted platform in order to maintain the functionality provided by our products. As a result, uncertainties related to the timing and nature of new product announcements, introductions or modifications by vendors of operating systems, back-office applications and browsers and other Internet-related applications could hurt our business, as customers may not be certain as to how our product will operate with their existing systems.

   In addition, although portions of our products are based upon the Java programming language, the Java language does not offer all of the features available in Windows. Accordingly, certain features available to products that run on Windows may not be available in the non-Windows version of our products, and this could result in reduced customer demand. Furthermore, some of our products do not run on certain types of popular server computers, such as those that utilize the UNIX operating system. If another platform becomes more widely used, we could be required to convert, or "port," our product to that platform. We may not succeed in these efforts, and even if we do, potential customers may not choose our product. As we extend the functionality of our products to run on additional platforms, we may incur increased development costs.

   If We Are Unable to Timely Expand Our International Operations, We May Not Achieve Anticipated Revenue Growth

   We believe that expansion of our international operations will be necessary for our future success, and a key aspect to our business strategy is to expand our sales and support organizations internationally. Therefore, we believe that we will need to commit significant resources to expand our international operations. We employ sales professionals in Europe and are in the early stages of expanding into the Asia Pacific market. If we are unable to successfully enter into and expand these international markets on a timely basis, we may not be able to achieve anticipated revenue growth. This expansion may be more difficult or take longer than we anticipate, and we may not be able to successfully market, sell, deliver and support our products internationally.

   If successful in our international expansion, we will be subject to a number of risks associated with international business activities. These risks include:

  . difficulty in providing customer support for our software in multiple time zones;

  . need to develop our software in multiple foreign languages;

  . longer sales cycles associated with educating foreign customers on the benefits of using our products;

  . greater difficulty in collecting accounts receivable from customers located abroad;

  . political and economic instability, particularly in Asia;

  . difficulties in enforcing agreements through foreign legal systems; and

  . unexpected changes in regulatory requirements that may limit our ability to export our software or sell into particular jurisdictions or impose multiple conflicting tax laws and regulations.

   To date, most of our revenues have been denominated in United States dollars. If we experience an increase in the portion of our revenues denominated in foreign currencies, we may incur greater risks in currency fluctuations, particularly since we translate our foreign currency revenues once at the end of each quarter. In the future, our international revenues could be denominated in the Euro, the currency of the European Union. The Euro is an untested currency and may be subject to economic risks that are not currently contemplated. We currently do not engage in foreign exchange hedging activities, and therefore our international revenues and expenses are currently subject to the risks of foreign currency fluctuations.

   We Depend on Licensed Technology and the Loss or Inability to Maintain These Technology Licenses Could Result in Increased Cost or Delays in Sales of Our Products

   We license technology on a non-exclusive basis from several businesses for use with our products, including licenses from RSA Data Security, Inc. for security and encryption technology software, Actuate Corporation for reporting capability and from Cimmetry Systems Inc. for our viewers. We anticipate that we will continue to license technology from third parties in the future. Some of the software we license from third parties would be difficult to replace. This software may not continue to be available on commercially reasonable terms, if at all. The loss or inability to maintain any of these technology licenses could result in delays in the licensing of our products until equivalent technology, if available, is identified, licensed and integrated. In addition, the effective implementation of our products depends upon the successful operation of third-party licensed products in conjunction with our products, and therefore any undetected errors in these licensed products may prevent the implementation or impair the functionality of products, delay new product introductions and/or injure our reputation. The increased use of third-party software could require us to enter into license agreements with third parties, which could result in higher royalty payments and a loss of product differentiation.

   Defects in Our Software Products Could Diminish Demand For Our Products

   Our software products are complex and may contain errors, including year 2000 related errors, that may be detected at any point in the life of the product. We have in the past discovered software errors in certain of our products and as a result have experienced delays in shipment of products during the period required to correct these errors. We cannot assure you that, despite testing by us, our implementation partners and our current and potential customers, errors will not be found in new products or releases after shipment, resulting in loss of revenue, delay in market acceptance and sales, diversion of development resources, injury to our reputation or increased service and warranty costs.

   Further, our products are generally used in systems with other vendors' products, and as a result, our products must integrate successfully with these existing systems. System errors, whether caused by our products or those of another vendor, could adversely affect the market acceptance of our products, and any necessary revisions could cause us to incur significant expenses.

   If We Become Subject to Product Liability Litigation, It Could Be Time Consuming and Costly to Defend

   Since our products are used for mission critical applications in the supply chain, errors, defects or other performance problems could result in financial or other damages to our customers. For example, our products are designed to communicate information relating to changes in product specifications during the manufacturing process. If a supplier or other participant receives inaccurate or erroneous data, it is possible that it could claim it incurred damages based on its reliance on that data. Although our license agreements generally contain provisions designed to limit our exposure to product liability litigation, existing or future laws or unfavorable judicial decisions could negate such limitation of liability provisions. Product liability litigation, even if unsuccessful, would be time-consuming and costly to defend and could harm our business.

   In Order to Manage Our Growth and Expansion, We Will Need to Improve and Implement New Systems, Procedures and Controls

   We have recently experienced a period of rapid growth and expansion that has placed a significant strain on our management information systems and our administrative, operational and financial resources. For example, we have grown from 65 employees at April 30, 1997 to 188 employees at October 31, 1999. In addition, Digital Market had 49 employees as of October 31, 1999. If we are unable to manage our growth and expansion in an efficient or timely manner, our business will be seriously harmed. In addition, we have recently hired a significant number of employees and plan to further increase our total headcount. We also plan to expand the geographic scope of our operations. This expansion has resulted and will continue to result in substantial demands on our management resources. To accommodate continued anticipated growth and expansion, we will be required to:

  . improve existing and implement new operational and financial systems, procedures and controls;

  . hire, train, manage, retain and motivate qualified personnel; and

  . enter into relationships with strategic partners.

   These measures may place additional burdens on our management and our internal resources.

   If We Are Unable to Protect Our Intellectual Property We May Lose a Valuable Asset, Experience Reduced Market Share or Incur Costly Litigation to Protect Our Rights

   Our success and ability to compete depend upon our proprietary technology, including our brand and logo and the technology underlying our products. We rely on trademark, trade secret and copyright laws to protect our intellectual property. Despite our efforts to protect our intellectual property, a third party could copy or otherwise obtain our software or other proprietary information without authorization, or could develop software competitive to ours. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around patents that may be issued to us or our other intellectual property. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States, and we expect that it will become more difficult to monitor the use of our products if we increase our international presence.

   We may have to resort to litigation to enforce our intellectual property rights, to protect our trade secrets or know-how or to determine their scope, validity or enforceability. Enforcing or defending our proprietary technology is expensive, could cause the diversion of our resources, and may not prove successful. Our protective measures may prove inadequate to protect our proprietary rights, and any failure to enforce or protect our rights could cause us to lose a valuable asset.

   We May Be Subject to Intellectual Property Infringement Claims That, With or Without Merit, Could Be Costly to Defend or Settle

   We may from time to time be subject to claims of infringement of other parties' proprietary rights or claims that our own intellectual property rights are invalid. For example, Digital Market is currently involved in litigation relating to alleged infringement of another party's intellectual property, as described under "Business--Legal Proceedings" on page 49. There has been a substantial amount of litigation in the software and Internet industries regarding intellectual property rights. It is possible that, in the future, third parties may claim that we or our current or potential future products infringe their intellectual property. We expect that software product developers and providers of electronic commerce solutions will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in industry segments overlaps. Any infringement claims made against us, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or negative publicity. In addition, if our products were found to infringe a third party's proprietary rights, we could be required to enter into royalty or licensing agreements in order to continue to be able to sell our products. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all.

   Year 2000 Compliance Costs and Risks Are Difficult to Assess and Could Result in Delay or Loss of Revenue, Diversion of Development Resources, Damage to Our Reputation or Increased Service, Warranty or Litigation Costs

   Our products are generally integrated into computer systems involving sophisticated hardware and complex software products, which may not be year 2000 compliant. The failure of our customers' systems to be year

2000 compliant could impede the success of applications that we have developed for them. Accordingly, known or unknown defects that affect the operation of our software, including any defects or errors in applications that include our products, could result in delay or loss of revenue, diversion of development resources, damage to our reputation or increased service, warranty or litigation costs, any of which could harm our business.

   In addition, earlier versions of our products may not be year 2000 compliant, and we do not intend to make them year 2000 compliant. We also need to ensure year 2000 compliance of our own internal computer and other systems, to continue testing our software products, and to audit the year 2000 compliance status of our suppliers and business partners. We have not completed our year 2000 investigation and overall compliance initiative, and the total cost of our year 2000 compliance may be substantial and may harm our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Readiness Disclosure" on page 37 for a discussion of the status of our year 2000 compliance review.

   Provisions Contained in Our Charter Documents May Delay or Prevent a Change in Our Control

   Provisions of our Delaware certificate of incorporation and bylaws and of Delaware law could make it more difficult for a third party to acquire us, even if a change in control would be beneficial to our stockholders. These provisions also may prevent changes in our management. See "Description of Capital Stock--Antitakeover Effects of Delaware Law and Provisions of Our Certificate of Incorporation and Bylaws" on page 67 for further discussion of the specific provisions in our charter documents that may delay or prevent a change in our control.

Risks Related to the Internet on Our Business and Prospects

   If Use of the Internet Does Not Continue to Develop and Reliably Support the Demands Placed on It by Electronic Commerce, We May Experience Loss of Sales

   Our success depends upon continued growth in the use of the Internet as a medium of commerce. Although the Internet is experiencing rapid growth in the number of users, this growth is a recent phenomenon and may not continue. Furthermore, despite this growth in usage, the use of the Internet for commerce is relatively new. As a result, a sufficiently broad base of companies and their supply chain partners may not adopt or continue to use the Internet as a medium of exchanging product content information. Our business would be seriously harmed if:

  . use of the Internet does not continue to increase or increases more slowly than expected;

  . the infrastructure for the Internet does not effectively support enterprises and their supply chain partners;

  . the Internet does not create a viable commercial marketplace, inhibiting the development of electronic commerce and reducing the demand for our products; or

  . concerns over the secure transmission of confidential information over public networks inhibit the growth of the Internet as a means of conducting commercial transactions.

   Capacity Restraints May Restrict the Use of the Internet as a Commercial Marketplace, Resulting in Decreased Demand For Our Products

   The Internet infrastructure may not be able to support the demands placed on it by increased usage or the limited capacity of networks to transmit large amounts of data. Other risks associated with commercial use of the Internet could slow its growth, including:

  . outages and other delays resulting from the inadequate reliability of the network infrastructure;

  . slow development of enabling technologies and complementary products; and

  . limited availability of cost-effective, high-speed access.

   Delays in the development or adoption of new equipment standards or protocols required to handle increased levels of Internet activity, or increased governmental regulation, could cause the Internet to lose its viability as a means of communication between manufacturers and their supply chain partners. If these or any other factors cause use of the Internet for commerce to slow or decline, the Internet may not prove viable as a commercial marketplace, resulting in decreased demand for our products.

   Increasing Governmental Regulation of the Internet Could Limit the Market for Our Products

   As Internet commerce continues to evolve, we expect that federal, state and foreign governments will adopt laws and regulations covering issues such as user privacy, taxation of goods and services provided over the Internet, pricing, content and quality of products and services. It is possible that legislation could expose companies involved in electronic commerce to liability, taxation or other increased costs, any of which could limit the growth of electronic commerce generally. Legislation could dampen the growth in Internet usage and decrease its acceptance as a communications and commercial medium. If enacted, these laws and regulations could limit the market for our products.

Risks Related to This Offering

   Our Executive Officers, Directors and Major Stockholders Will Retain Significant Control Over Us After This Offering, Which May Lead to Conflicts With Other Stockholders Over Corporate Governance Matters

   After this offering, executive officers, directors and holders of 5% or more of our outstanding common stock will, in the aggregate, own approximately 45.2% of our outstanding common stock. These stockholders would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also delay, deter or prevent a change in our control and may make some transactions more difficult or impossible to complete without the support of these stockholders.

   Our Stock Price Has Been and May Continue to Be Extremely Volatile, Which May Lead to Losses By Investors and to Securities Litigation

   The stock market has experienced significant price and volume fluctuations and the market prices of securities of technology companies, particularly Internet-related companies including us, have been highly volatile. Investors may not be able to resell their shares purchased in this offering at or above the offering price. The market price of our common stock may decrease significantly in response to a number of factors, some of which are beyond our control, including the following:

    . variations in our quarterly operating results;

    . announcements that our revenues or income are below securities analysts' expectations;

    . changes in securities analysts' estimates of our performance or industry performance;

    . changes in market valuations of similar companies;

    . sales of large blocks of our common stock;

    . the termination 91 days after the date of this offering with regard to our principal and selling stockholders, directors and officers, and the termination on February 16, 2000 with regard to some of our other stockholders and the shareholders of Digital Market, of the lock-up period during which these stockholders are not permitted to sell our common stock acquired before our initial public offering; and

    . fluctuations in stock market price and volume, which are particularly common among highly volatile securities of software and Internet-based companies.


   In the past, securities class action litigation has often been instituted against a company following periods of volatility in the company's stock price. This type of litigation, if filed against us, could result in substantial costs and could divert our management's attention and resources.

   Our Management Will Retain Broad Discretion in the Use of Proceeds From This Offering and May Not Obtain a Significant Return on the Use of These Proceeds

   We currently have no specific plans for a significant portion of our net proceeds from this offering. Consequently, our management has complete discretion as to how to spend the proceeds from this offering. They may spend these proceeds in ways with which our stockholders may not agree. Management's allocation of the proceeds of this offering may not benefit our business and the investment of the proceeds may not yield a favorable return.

   Substantial Future Sales of Our Common Stock Could Cause Our Stock Price to Decline

   Sales of a substantial number of shares of our common stock after this offering could cause the market price of our common stock to decline by potentially introducing a large number of sellers of our common stock into a market in which our common stock price is already volatile. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities. Based on shares outstanding as of October 31, 1999, and including our acquisition of Digital Market, we will have 22,617,200 shares of our common stock outstanding, or 22,954,700 shares if the underwriters' overallotment is exercised in full. All of the 2,250,000 shares sold in this offering will be freely tradeable. Our directors, executive officers, the selling stockholders and other principal stockholders have executed lock-up agreements that limit their ability to sell shares of our common stock. These stockholders have agreed, subject to limited exceptions, not to sell or otherwise dispose of any shares of our common stock for a period of time without the prior written approval of Morgan Stanley & Co. Incorporated. The lock-up agreements signed by our directors, officers and principal and selling stockholders expire 91 days after the date of this offering, and the lock-up agreements signed by our other stockholders expire on February 16, 2000, at which time these shares and the shares of the common stock underlying any options held by these individuals will become eligible for sale, in some cases subject only to the volume, manner of sale and notice requirements of Rule 144 of the Securities Act of 1933. See "Shares Eligible for Future Sale" on page 69 for further discussion of the shares that will be freely tradeable after the date of this prospectus.

   Investors in This Offering Will Suffer Immediate Dilution

   We expect that the public offering price of our common stock in this offering will be substantially higher than the net tangible book value per share of our outstanding common stock. Accordingly, purchasers of common stock in this offering will experience immediate and substantial dilution of approximately $155.23 in net tangible book value per share, or approximately 92.5% of the assumed public offering price of $167 49/64 per share. In contrast, our existing stockholders paid an average price of $5.15 per share. Investors will incur additional dilution upon the exercise of outstanding stock options and warrants. See "Dilution" on page 22 for further discussion of the dilution that new investors will incur.

Special Note Regarding Forward-Looking Statements

   Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of reasons, including those discussed under "Risk Factors" and elsewhere in this prospectus.

   You should read statements that contain these words carefully because they discuss our expectations about our future performance, contain projections of our future operating results or our future financial condition, or state other "forward-looking" information. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in these risk factors and elsewhere in this prospectus could substantially harm our business, results of operations and financial condition and that upon the occurrence of any of these events, the trading price of our common stock could decline and you could lose all or part of your investment.

                                USE OF PROCEEDS

   We estimate that we will receive net proceeds of $196.4 million from the sale of the 1,250,000 shares of common stock offered by us in this offering, based upon an assumed public offering price of $167 49/64 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses of $13.3 million payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be $249.7 million. We will not receive any proceeds from the sale of shares by the selling stockholders.

   We intend to use the net proceeds of the offering primarily for general corporate purposes, including working capital and capital expenditures. We may, if appropriate opportunities arise, use an undetermined portion of the net proceeds to acquire or invest in complementary companies, product lines, products or technologies. We do not currently have any agreements or commitments with respect to any acquisition or investment other than Digital Market and we are not currently involved in any negotiations with respect to any such transaction. Pending these uses, the net proceeds of the offering will be invested in short-term, interest-bearing investments or accounts.

                                DIVIDEND POLICY

   We have never paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain any future earnings to develop and expand our business. Under the terms of our line of credit facilities, we may not declare or pay any dividends without the prior consent of the lenders under these facilities.

                          PRICE RANGE OF COMMON STOCK

   Our common stock has traded on the Nasdaq National Market under the symbol "AGIL" since August 20, 1999. The following table sets forth, for the periods indicated, the high and low bid quotations for the common stock as reported by the Nasdaq National Market.

                                                              Common
                                                              Stock
                                                              Price
                                                            --------------
                                                            High      Low
                                                            -----     ----
   Fiscal Year Ended April 30, 2000
     Second Quarter (August 20, 1999 through October 31,
      1999)................................................ $100 9/16 $34 1/4
     Third Quarter (through December 9, 1999)..............  179 1/8   93 3/16

   On December 9, 1999, the reported last sale price on the Nasdaq National Market for our common stock was $167 49/64 per share.

                                CAPITALIZATION

   The following table sets forth our capitalization as of October 31, 1999:

  . on an actual basis;

  . on a pro forma basis to reflect the issuance of 611,765 shares of common stock to the holders of all outstanding capital stock and warrants of Digital Market in connection with our acquisition of Digital Market on November 23, 1999; and

  . on a pro forma as adjusted basis to reflect the application of the net proceeds from the sale of 1,250,000 shares of common stock offered by us in this offering, based upon an assumed public offering price of $167 49/64 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the exercise of warrants to purchase 57,190 shares of common stock.

   The outstanding share information does not include 1,834,525 shares of common stock reserved for issuance upon exercise of outstanding options granted under our 1995 Stock Option Plan with a weighted average exercise price of $8.25 per share; 1,125,419 shares of common stock available for issuance under our 1995 Stock Option Plan; 500,000 shares of common stock reserved for issuance under our 1999 Employee Stock Purchase Plan; and 41,111 shares of common stock issuable upon exercise of an outstanding warrant at an exercise price of $.354 per share. Of the total shares outstanding, 1,058,654 shares are subject to our right of repurchase.

   You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes to the consolidated financial statements.

                                                   As of October 31, 1999
                                                -------------------------------
                                                            Pro      Pro Forma
                                                 Actual    Forma    As Adjusted
                                                --------  --------  -----------
                                                 (in thousands, except share
                                                            data)
Capital lease obligations and notes payable,
 less current portion.......................... $    858  $    956   $    956
                                                --------  --------   --------
Stockholders' equity:
  Preferred stock, $.001 par value; 10,000,000
   shares authorized, no shares issued or
   outstanding actual, pro forma and pro forma
   as adjusted.................................       --        --         --
  Common stock, $.001 par value;
   100,000,000 shares authorized, 20,698,245
   shares issued and outstanding actual;
   21,310,010 shares issued and outstanding
   pro forma, 22,617,200 shares issued and
   outstanding pro forma as adjusted...........       21        21         23
  Additional paid-in capital...................  134,488   221,488    418,021
  Notes receivable from stockholders...........   (1,826)   (1,826)    (1,826)
  Unearned stock compensation..................  (19,066)  (19,066)   (19,066)
  Accumulated deficit..........................  (34,892)  (37,192)   (37,192)
                                                --------  --------   --------
    Total stockholders' equity.................   78,725   163,425    359,960
                                                --------  --------   --------
      Total capitalization..................... $ 79,583  $164,381   $360,916
                                                ========  ========   ========

                                   DILUTION

   Our net tangible book value at October 31, 1999 was approximately $78.7 million or approximately $3.80 per share. Net tangible book value per share represents actual total assets less total liabilities, divided by the actual number of shares outstanding as of October 31, 1999.

   After giving effect to our sale of 1,250,000 shares of common stock in this offering at an assumed public offering price of $167 49/64 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of October 31, 1999 would have been approximately $275.2 million, or $12.54 per share. This represents an immediate increase in net tangible book value of $8.74 per share to existing stockholders and an immediate dilution in net tangible book value of $155.23 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share..........................       $167.77

  Net tangible book value per share as of October 31, 1999....... $3.80
  Increase in tangible book value per share attributable to new investors.....................................................  8.74
                                                                  -----
Net tangible book value per share after this offering............         12.54
                                                                        -------
Dilution per share to new investors in this offering.............       $155.23
                                                                        =======

   The following table sets forth, on a pro forma basis as of October 31, 1999, the difference between the existing stockholders and the purchasers of shares in this offering at an assumed public offering price of $167 49/64 per share, with respect to the number of shares of common stock purchased, the total consideration paid and the average price per share paid, before deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

                                Shares Purchased  Total Consideration   Average
                               ------------------ -------------------- Price Per
                                 Number   Percent    Amount    Percent   Share
                               ---------- ------- ------------ ------- ---------
Existing stockholders......... 20,698,245   94.3% $106,584,000   33.7%  $  5.15
New stockholders..............  1,250,000    5.7   209,712,500   66.3    167.77
                               ----------  -----  ------------  -----
  Totals...................... 21,948,245  100.0% $316,296,500  100.0%
                               ==========  =====  ============  =====

   The foregoing tables assume no exercise of the underwriters' over-allotment option and do not include the shares issued or consideration received in exchange for the issuance of shares of our common stock in connection with our acquisition of Digital Market on November 23, 1999. As of October 31, 1999, there were options outstanding to purchase a total of 1,834,525 shares of common stock at a weighted average exercise price of $8.25 per share under our 1995 Stock Option Plan. In addition, as of October 31, 1999, there were 98,301 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.22 per share. Subsequent to October 31, 1999, warrants to purchase 57,190 shares of our common stock were exercised at a weighted average exercise price of $1.85, which will result in further dilution to new investors.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated statement of operations data for each of the three years in the period ended April 30, 1999 and the selected consolidated balance sheet data at April 30, 1998 and April 30, 1999, are derived from, and are qualified by reference to, our consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the period from inception on March 13, 1995 to April 30, 1996 and the selected consolidated balance sheet data as of April 30, 1996 and April 30, 1997 are derived from consolidated financial statements not included in this prospectus.

   The consolidated statements of operations data for the six months ended October 31, 1998 and 1999 and the consolidated balance sheet data as of October 31, 1999 are derived from unaudited condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of these periods. The historical results are not necessarily indicative of results to be expected in any future period.

   The unaudited pro forma combined statement of operations data presents the results of operations of Agile for the year ended April 30, 1999 and the six months ended October 31, 1999, combined with the statement of operations of Digital Market for the year ended March 31, 1999 and the six months ended September 30, 1999, giving effect to the acquisition as if it had occurred as of the beginning of the period presented. The unaudited pro forma combined balance sheet data gives effect to the merger as if the transaction occurred on October 31, 1999 and combines the unaudited balance sheet of Agile as of October 31, 1999 and the unaudited balance sheet of Digital Market as of September 30, 1999. The unaudited pro forma condensed combined information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been consummated at the dates indicated, nor is it necessarily indicative of the future operating results or financial position of the combined companies.

                                                                         Pro Forma    Six Months       Pro Forma
                           Period from                                  Fiscal Year      Ended        Six Months
                          March 13, 1995 Fiscal Year Ended April 30,       Ended      October 31,        Ended
                          (Inception) to -----------------------------   April 30,  ----------------  October 31,
                          April 30, 1996   1997      1998      1999        1999      1998     1999       1999
                          -------------- --------- --------- ---------  ----------- -------  -------  -----------
                                                (in thousands, except per share data)
Consolidated Statement
 of Operations Data:
Revenues:
  License...............     $    24     $  1,143  $  6,102  $  10,859              $ 4,756  $ 8,339
  Professional
   services.............          14          187     1,385      3,665                1,471    2,165
  Maintenance...........          --           22       516      2,283                  826    2,321
                             -------     --------  --------  ---------              -------  -------
   Total revenues.......          38        1,352     8,003     16,807   $ 18,293     7,053   12,825   $ 13,230
                             -------     --------  --------  ---------   --------   -------  -------   --------
Cost of revenues:
  License...............           2          113       543        819                  406      528
  Professional
   services.............           4           88     1,347      3,823                1,546    1,726
  Maintenance...........          --           65       278      1,343                  543      924
                             -------     --------  --------  ---------              -------  -------
   Total cost of
    revenues............           6          266     2,168      5,985      8,433     2,495    3,178      4,508
                             -------     --------  --------  ---------   --------   -------  -------   --------
Gross profit............          32        1,086     5,835     10,822      9,860     4,558    9,647      8,722
                             -------     --------  --------  ---------   --------   -------  -------   --------
Operating expenses:
  Sales and marketing...         198        2,149     8,070     13,495     15,358     5,990   10,013     11,220
  Research and
   development..........         852        2,510     3,788      4,742      7,708     2,216    3,194      5,344
  General and
   administrative.......         381        1,333     1,995      1,938      2,764       870    1,505      2,190
  Amortization of stock
   compensation.........          --           --       856      2,253      2,253       945    3,658      3,658
  In-process research
   and development......          --           --        --         --      1,300        --       --         --
  Goodwill
   amortization.........          --           --        --         --     35,232        --       --     17,616
                             -------     --------  --------  ---------   --------   -------  -------   --------
   Total operating
    expenses............       1,431        5,992    14,709     22,428     64,615    10,021   18,370     40,028
                             -------     --------  --------  ---------   --------   -------  -------   --------
Loss from operations....      (1,399)      (4,906)   (8,874)   (11,606)   (54,755)   (5,463)  (8,723)   (31,306)
Interest income
 (expense), net.........          72           70       (68)       178        290       150      364         58
                             -------     --------  --------  ---------   --------   -------  -------   --------
Net loss................     $(1,327)    $ (4,836) $ (8,942) $ (11,428)  $(54,465)  $(5,313) $(8,359)  $(31,248)
                             =======     ========  ========  =========   ========   =======  =======   ========
Net loss per share:
  Basic and diluted.....     $ (1.94)    $  (3.72) $  (4.20) $   (3.87)  $ (15.28)  $ (1.89) $  (.90)  $  (3.16)
                             =======     ========  ========  =========   ========   =======  =======   ========
  Weighted average
   shares...............         684        1,300     2,129      2,952      3,564     2,814    9,264      9,876
                             =======     ========  ========  =========   ========   =======  =======   ========
Pro forma net loss per
 share:
  Basic and diluted.....                                     $    (.78)                      $  (.50)
                                                             =========                       =======
  Weighted average
   shares...............                                        14,668                        16,852
                                                             =========                       =======

                                                                    Pro Forma
                               As of April 30,            As of       As of
                         ----------------------------- October 31, October 31,
                          1996   1997   1998    1999      1999        1999
                         ------ ------ ------  ------- ----------- -----------
                                            (in thousands)
Consolidated Balance
 Sheet Data:
Cash, cash equivalents
 and short-term
 investments............ $3,829 $3,292 $2,160  $10,003   $81,174    $ 61,302
Working capital
 (deficit)..............  3,747  2,617   (930)   4,174    76,210      50,409
Total assets............  4,219  5,366  7,531   17,948    91,465     181,410
Long-term obligations...    152    626    782    3,224       858         956
Stockholders' equity....  3,867  3,154    177    3,291    78,725     163,425

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus. In addition to historical information, the discussion in this prospectus contains certain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated by these forward-looking statements due to factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

   We develop and market product content management software for the use within and among companies in a manufacturing supply chain over the Internet. Our suite of software products is designed to improve the ability of all members of the supply chain to communicate and collaborate with one another about new or changing information concerning the manufacture, source or supply of products or components. We were founded in March 1995 and in June 1996 we began selling our first products and delivering related services. We currently license our products in the United States through our direct sales force, and in Europe through our direct sales force and distributors. To date, revenues from international sales have not been material. We have derived our revenues principally from the licenses of our products, the delivery of professional services and from maintenance contracts.

   Customers who license our software products receive a license for our application servers, one or more user licenses, and third-party provided adapters to connect with the customer's other existing enterprise systems. Our customers generally purchase a limited number of user licenses at the time of the initial license of the software products and may purchase additional user licenses as needed. Customers may purchase implementation services from us. These professional services are generally provided on a fixed-price basis and are often provided by third-party consulting organizations. We also offer fee-based training services to our customers. As of October 31, 1999, over 98% of our customers who licensed our products had purchased maintenance contracts, which provide unspecified software upgrades, on a when-and-if available basis, and technical support over a stated term, which is generally a twelve-month period, and over 90% of our customers had renewed their maintenance contracts. We cannot assure that we will continue to experience these rates of purchases of maintenance agreements or renewals.

   We recognize revenue under Statement of Position, or SOP, 97-2, Software Revenue Recognition, and SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions. When contracts contain multiple elements and vendor-specific objective evidence exists for all undelivered elements, we account for the delivered elements in accordance with the "Residual Method" prescribed by SOP 98-9. Software licenses sold to new customers are recognized upon installation and acceptance by the customer. Software licenses sold to existing customers, or add-on sales, do not include acceptance provisions and are recognized upon shipment of the software product. In the event we grant our customers the right to specified upgrades, license revenue is deferred until delivery of the specified upgrade. If vendor-specific objective evidence of fair value exists for the specified upgrade, then an amount equal to this fair value is deferred. If vendor-specific objective evidence of fair value does not exist, then the entire license fee is deferred until the delivery of the specified upgrade. During fiscal 1997, our first full year of operations, substantially all of our license revenues were generated from new customers. License revenues generated from new customers represented 79% of total revenues in fiscal 1998, 66% in fiscal 1999, and 49% for the six months ended October 31, 1999, with the remaining license revenues attributable to existing customers. Our professional services revenues consist of implementation services which are recognized upon customer acceptance and training revenues which are recognized as the services are performed. Our maintenance revenues are recognized ratably over the contract period, generally twelve months.

   Our cost of license revenues include royalties due to third parties for integrated technology, the cost of manuals and product documentation, production media used to deliver our products and packaging costs. Our cost of professional services revenues include salaries and related expenses for the implementation and training services organizations, costs of third parties contracted to provide implementation services to customers and an allocation of our overhead expenses. Our cost of maintenance revenues include salaries and related expenses for the customer support organization and an allocation of our overhead expenses. The cost of professional services can fluctuate depending upon whether more or less of the professional services are provided to our customers by us rather than by third-party service providers. We generally provide implementation services to our customers on a fixed-price basis. If we have to engage independent contractors or third parties to provide these services on our behalf, it is generally at higher cost resulting in a lower gross margin than if we had provided the services to our customers ourselves. Therefore, our gross margin from professional services may fluctuate based on who performs the services and the actual cost to provide these services. Although services revenues may increase in absolute dollars if we increase the professional services we provide, services revenues have lower gross margins than license revenues. Our overall gross profit can therefore fluctuate based on the mix of license revenues compared to professional services revenues and maintenance revenues.

   Our operating expenses are classified as sales and marketing, research and development and general and administrative. We classify all charges to these operating expense categories based on the nature of the expenditures. Although each category includes expenses that are unique to the category type, there are common recurring expenditures that are typically included in all operating expenses categories, such as salaries, employee benefits, incentive compensation, bonuses, travel costs, telephone, communication, rent and allocated facilities costs and professional fees. The sales and marketing category of operating expenses includes additional expenditures specific to the marketing group, such as public relations and advertising, trade shows, marketing collateral materials, and customer user group meetings and expenditures specific to the sales group, such as commissions. To date, all software development costs in research and development have been expensed as incurred. Also included in our operating expenses is the amortization of stock compensation described below.

   On November 23, 1999, we acquired Digital Market in a merger transaction to be accounted for as a purchase. The purchase price included $20.0 million in cash and the issuance of 611,765 shares of our common stock, valued at approximately $79.2 million, based upon our average stock price for a number of days before and after the transaction measurement date. In addition, we assumed all of the outstanding options to purchase the common stock of Digital Market under its stock option plans. The estimated fair value of the assumed options is approximately $7.8 million and was included as a component of the purchase price. We also anticipate incurring approximately $2.0 million in acquisition expenses. The total purchase price of Digital Market was $109.0 million.

   The purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values. The aggregate purchase price was allocated as follows, based upon a preliminary independent appraisal of Digital Market (in thousands):

   Net tangible liabilities of Digital Market........................ $ (2,295)
   In-process research and development...............................    1,300
   Existing technology...............................................    2,050
   Trademarks........................................................      150
   Workforce in place................................................    2,100
   Goodwill..........................................................  105,695
                                                                      --------
                                                                      $109,000
                                                                      ========

   The net tangible liabilities of Digital Market consist primarily of cash and cash equivalents, accounts receivable, property and equipment, accounts payable and other liabilities and notes payable. In-process research and development has not reached the stage of technological feasibility at the acquisition date and was immediately charged to operations. Existing technology will be amortized over its estimated useful life of three years, trademarks will be amortized over its estimated useful life of three years and workforce in place will be amortized over its estimated useful life of four years. The purchase price in excess of net tangible liabilities and identifiable assets was allocated to goodwill and amortized over its expected useful life of three years.

   In connection with the granting of stock options to our employees and non-employee consultants, we have recorded unearned stock compensation totaling approximately $25.8 million through October 31, 1999, of which $19.1 million remains to be amortized. This amount represents the difference between the exercise price and the current estimated fair value of our common stock on the date these stock options were granted. This amount is included as a component of stockholders' equity and is being amortized by charges to operations over the expected term of the options, consistent with the method described in Financial Accounting Standards Board, or FASB, Interpretation No. 28. We recognized amortization of unearned stock compensation of $856,000 for fiscal 1998, $2.3 million for fiscal 1999, $945,000 for the six months ended October 31, 1998 and $3.7 million for the six months ended October 31, 1999. The amortization of the remaining unearned stock compensation at October 31, 1999 will result in additional charges to operations through fiscal 2005. We calculated the minimum fair value of options to purchase 70,000 shares of our common stock granted to non-employee consultants, which totals $6.4 million, on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123 with the following underlying assumptions: expected volatility of 75%, risk-free interest rate of 5.9% and option terms of ten years. We are accounting for these options under variable plan accounting and therefore the expense associated with these options may fluctuate significantly from quarter to quarter through fiscal 2005. The amortization of stock compensation is classified as a separate component of operating expenses in our consolidated statement of operations. We expect to grant options at below market price to purchase shares of our common stock to certain of Digital Market's employees who remain employed with us after the acquisition is completed. If we make these below market grants, we will record additional deferred stock compensation which will be amortized over the expected term of the options.

   Although our total revenues have increased from quarter to quarter, we have incurred significant costs to develop our products and to recruit and train personnel for our engineering, sales, marketing, professional services and administration departments. As a result, we have incurred significant losses since inception, and, as of October 31, 1999, had an accumulated deficit of $34.9 million.

   We intend to continue to incur significant sales and marketing, research and development and general and administrative expenses. For example, we had 65 full-time employees as of April 30, 1997 compared to 103 at April 30, 1998, 156 at April 30, 1999 and 188 at October 31, 1999. In addition, Digital Market had 49 employees as of October 31, 1999. We will seek to hire additional employees in the future. We expect to continue to incur operating losses for the foreseeable future. In order to achieve profitability, we will need to increase our revenues significantly. Therefore, we cannot assure you that we will ever attain or maintain profitability. Our expansion will also place significant demands on our management and operational resources. To manage this rapid growth and increased demands, we must improve existing and implement new operational and financial systems, procedures and controls. We must also hire, train, manage, retain and motivate qualified personnel. We expect future expansion to continue to challenge our ability to hire, train, manage, retain and motivate our employees.

   In view of the rapidly changing nature of our market and our limited operating history, we believe that period-to-period comparisons of our revenues and other operating results are not necessarily meaningful and should not be relied upon as indications of future performance. Our historic revenue growth rates are not necessarily sustainable or indicative of our future growth.

Results of Operations

   The following table sets forth selected consolidated financial data for the periods indicated, expressed as a percentage of total revenues:

                                                               Six Months
                                    Fiscal Year Ended             Ended
                                        April 30,              October 31,
                                    -----------------------    --------------
                                    1997     1998     1999     1998     1999
                                    ------   ------   -----    -----    -----
Revenues:
  License..........................     84 %     76 %    65 %     67 %     65%
  Professional services............     14       17      22       21       17
  Maintenance......................      2        7      13       12       18
                                    ------   ------   -----    -----    -----
    Total revenues.................    100      100     100      100      100
                                    ------   ------   -----    -----    -----
Cost of revenues:
  License..........................      8        7       5        6        4
  Professional services............      7       17      23       22       14
  Maintenance......................      5        3       8        7        7
                                    ------   ------   -----    -----    -----
    Total cost of revenues.........     20       27      36       35       25
                                    ------   ------   -----    -----    -----
Gross profit.......................     80       73      64       65       75
                                    ------   ------   -----    -----    -----
Operating expenses:
  Sales and marketing..............    159      101      80       85       78
  Research and development.........    185       47      28       31       25
  General and administrative.......     99       25      12       12       12
  Amortization of stock
   compensation....................     --       11      13       14       28
                                    ------   ------   -----    -----    -----
    Total operating expenses.......    443      184     133      142      143
                                    ------   ------   -----    -----    -----
Loss from operations...............   (363)    (111)    (69)     (77)     (68)
Interest income (expense), net.....      5       (1)      1        2        3
                                    ------   ------   -----    -----    -----
Net loss...........................   (358)%   (112)%   (68)%    (75)%    (65)%
                                    ======   ======   =====    =====    =====

Six Months Ended October 31, 1998 and 1999

  Revenues

   Our total revenues for the six months ended October 31, 1999 were $12.8 million, representing an increase of $5.8 million, or 82%, from the revenues of $7.1 million for the six months ended October 31, 1998. We had no customer that accounted for more than 10% of our total revenues for the quarter ended October 31, 1999 or 1998.

   License Revenues. Our license revenues for the six months ended October 31, 1999 were $8.3 million, representing an increase of $3.5 million, or 73%, from the revenues of $4.8 million for the six months ended October 31, 1998. The increase in our license revenues from the prior year's period was due to increased market acceptance of our suite of products, including new versions of our products. During the quarter ended July 31, 1999, we offered specified upgrade rights to certain customers, which resulted in the deferral of approximately $238,000 of license revenues. These specified upgrades were delivered to our customers in the quarter ended October 31, 1999, and accordingly, we recognized these license revenues in that quarter.

   Professional Services Revenues. Our professional services revenues for the six months ended October 31, 1999 were $2.2 million, representing an increase of $700,000 or 47%, from the revenues of $1.5 million for the six months ended October 31, 1998. Professional services revenues as a percentage of total revenues were 17% for the six months ended October 31, 1999 and 21% for the six months ended October 31, 1998. The increase in professional services revenues in absolute dollars was due to increased license revenues and an increased range of services, consisting of additional data migration and integration services. To date, a portion of our professional services revenues relates to our invoicing for services provided by third parties. In the future, we anticipate that an increasing percentage of professional services will be provided by third parties who will invoice the customer directly. As a result, we anticipate that professional services revenues will decline as a percentage of total revenues.

   Maintenance Revenues. Our maintenance revenues were $2.3 million for the six months ended October 31, 1999, representing an increase of $1.5 million, or 81%, from the maintenance revenues of $826,000 for the six months ended October 31, 1998. Maintenance revenues as a percentage of total revenues were 18% for the six months ended October 31, 1999 and 12% for the six months ended October 31, 1998. The increase in maintenance revenues and maintenance revenues as a percentage of total revenues for the six months ended October 31, 1999 compared to the six months ended October 31, 1998 was attributable to increased licenses for our products.

  Cost of Revenues

   Cost of License Revenues. Cost of license revenues were $528,000 for the six months ended October 31, 1999, representing an increase of $122,000, or 30%, from the cost of license revenues of $406,000 for the six months ended October 31, 1998. The increased expenses were primarily due to the sub-licensing of third-party software used in our products. Cost of license revenues as a percentage of total license revenues has decreased as add-on licenses, which have a higher gross margin than initial customer licenses, have increased as a percentage of total license revenues.

   Cost of Professional Services Revenues. Cost of professional services revenues were $1.7 million for the six months ended October 31, 1999, representing an increase of $180,000, or 12%, from the cost of professional services revenues of $1.5 million for the six months ended October 31, 1998. The increase in cost of our professional services revenues was primarily due to an increase in professional services personnel to support the increased customer base. In certain periods in the past, and potentially in the future, our cost of professional services revenues exceeded our professional services revenues, primarily because the actual cost of providing the services, whether provided internally or through third parties, exceeded the fixed price payment received from some of our customers. In addition, as we increase the size of our professional services staff, costs are incurred for new personnel before they become fully productive.

   Cost of Maintenance Revenues. Cost of maintenance revenues were $924,000 for the six months ended October 31, 1999, representing an increase of 70%, or $381,000, from the cost of maintenance revenues of $543,000 for the six months ended October 31, 1998. The decrease in cost of maintenance revenues as a percentage of maintenance revenues for the six months ended October 31, 1999 compared to the six months ended October 31, 1998 was due to economies of scale realized as a result of increased management personnel and experienced maintenance personnel.

  Operating Expenses

   Sales and Marketing. Sales and marketing expenses were $10.0 million for the six months ended October 31, 1999, representing an increase of $4.0 million, or 67%, from the sales and marketing expenses of $6.0 million for the six months ended October 31, 1998. Sales and marketing expenses as a percentage of total revenues were 78% for the six months ended October 31, 1999 compared to 85% for the six months ended October 31, 1998. The increase in sales and marketing expenses reflect significant personnel-related expenses such as salaries, benefits and commissions, recruiting fees, travel expenses and related costs of hiring sales management, sales representatives, sales engineers and marketing personnel. We anticipate that our sales and marketing expenses will increase in absolute dollars for the foreseeable future as we expand our domestic and international sales force.

   Research and Development. Research and development expenses were $3.2 million for the six months ended October 31, 1999, representing an increase of $1.0 million, or 44% from the research and development expenses of $2.2 million for the six months ended October 31, 1998. Research and development expenses as a percentage of total revenues were 25% for the six months ended October 31, 1999, compared to 31% for the six months ended October 31, 1998. The increase in research and development expenses for the six months ended October 31, 1999 compared to the corresponding periods in the prior fiscal year was due to the increase in the number of our software developers, quality assurance personnel and outside contractors to support our product development, documentation and testing activities related to the development and release of the latest versions of our products. We anticipate that research and development expenses will continue to increase in absolute dollars for the foreseeable future as we continue to add to our research and development staff.

   General and Administrative. General and administrative expenses were $1.5 million for the six months ended October 31, 1999, representing an increase of $635,000, or 73%, from general and administrative expenses of $ 870,000 for the six months ended October 31, 1998. General and administrative expenses as a percentage of total revenues were 12% for both the six months ended October 31, 1999 and 1998. The increase in general and administrative expenses was due to hiring additional finance, executive and administrative personnel to support the growth of our business during the period. We expect that general and administrative expenses will increase in absolute dollars for the foreseeable future as we expand our operations and incur the normal costs of a public company.

   Amortization of Stock Compensation. We recognized amortization of stock compensation of approximately $3.7 million for the six months ended October 31, 1999 compared to $945,000 for the six months ended October 31, 1998.

   Interest Income (Expense), Net. Interest income (expense), net was $364,000 for the six months ended October 31, 1999, compared to $150,000 for the six months ended October 31, 1998. This increase was due primarily to higher interest income generated from the increase in cash and cash equivalents as a result of our initial public offering. At April 30, 1999, we had unamortized interest of $253,000 related to warrants issued in connection with subordinated notes payable. We used a portion of the proceeds from our initial public offering to repay these subordinated notes payable in their entirety on August 31, 1999. As a result, we recognized the remaining unamortized interest balance as an expense in the six months ended October 31, 1999.

   Provision for Income Taxes. Our operating losses are generated domestically, and amounts attributable to our foreign operations have been insignificant for all periods presented. No provision for income taxes has been recorded since our inception because we have incurred net losses in all periods.

Fiscal Years Ended April 30, 1997, 1998 and 1999

  Revenues

   Our total revenues were $1.4 million for fiscal 1997, $8.0 million for fiscal 1998 and $16.8 million for fiscal 1999, representing increases of $6.6 million, or 492%, from fiscal 1997 to fiscal 1998 and $8.8 million, or 110%, from fiscal 1998 to fiscal 1999. We had no customer that accounted for more than 10% of our total revenues in fiscal 1997, fiscal 1998 or fiscal 1999.

   License Revenues. Our license revenues were $1.1 million for fiscal 1997, $6.1 million for fiscal 1998 and $10.9 million for fiscal 1999, representing increases of $5.0 million, or 434%, from fiscal 1997 to fiscal 1998 and $4.8 million, or 78%, from fiscal 1998 to fiscal 1999. License revenues as a percentage of total revenues were 84% for fiscal 1997, 76% for fiscal 1998 and 65% for fiscal 1999. The increase in our license revenues from fiscal 1997 to fiscal 1998 and from fiscal 1998 to fiscal 1999 was due to increased market acceptance of our suite of products, including new versions of our products.

   Professional Services Revenues. Our professional services revenues were $187,000 for fiscal 1997, $1.4 million for fiscal 1998 and $3.7 million for fiscal 1999, representing increases of $1.2 million, or 640%, from fiscal 1997 to fiscal 1998 and $2.3 million, or 165%, from fiscal 1998 to fiscal 1999. Professional services revenues as a percentage of total revenues were 14% for fiscal 1997, 17% for fiscal 1998 and 22% for fiscal 1999. The increase in professional services revenues from fiscal 1997 to fiscal 1998 and from fiscal 1998 to fiscal 1999 reflects increased license revenues. The increase in professional services revenues as a percentage of total revenues from fiscal 1997 to fiscal 1998 and from fiscal 1998 to fiscal 1999 was due to an increased range of services, consisting of additional data migration and integration services. To date, a portion of our professional services revenues relates to our invoicing for services provided by third parties. In the future, we anticipate that an increasing percentage of professional services will be provided by third parties who will invoice the customer directly. As a result, we anticipate that professional services revenues will decline as a percentage of total revenues.

   Maintenance Revenues. Our maintenance revenues were $22,000 for fiscal 1997, $516,000 for fiscal 1998 and $2.3 million for fiscal 1999, representing increases of $494,000, or 2,245%, from fiscal 1997 to fiscal 1998 and $1.8 million, or 342%, from fiscal 1998 to fiscal 1999. Maintenance revenues as a percentage of total revenues were 2% for fiscal 1997, 7% for fiscal 1998 and 13% for fiscal 1999. The increase in maintenance revenues and maintenance revenues as a percentage of total revenues from fiscal 1997 to fiscal 1998 was attributed to increased licenses of our products and from fiscal 1998 to fiscal 1999 was due to increased licenses for our products, which accounted for 53% of the increase, and to renewals of prior period maintenance contracts, which accounted for 47% of the increase.

  Cost of Revenues

   Cost of License Revenues. Cost of license revenues were $113,000 for fiscal 1997, $543,000 for fiscal 1998 and $819,000 for fiscal 1999, representing increases of $430,000, or 381%, from fiscal 1997 to fiscal 1998 and $276,000, or 51%, from fiscal 1998 to fiscal 1999. Cost of license revenues as a percentage of license revenues were 10% for fiscal 1997, 9% for fiscal 1998 and 8% for fiscal 1999. Cost of license revenues increased from fiscal 1997 to fiscal 1998 and from fiscal 1998 to fiscal 1999 due to increased expenses associated with the sub-licensing of third-party software used in our products. Cost of license revenues as a percentage of total license revenues have decreased as add-on licenses, which have a higher gross margin than initial customer licenses, have increased as a percentage of total license revenues.

   Cost of Professional Services Revenues. Cost of professional services revenues were $88,000 for fiscal 1997, $1.3 million for fiscal 1998 and $3.8 million for fiscal 1999, representing increases of $1.2 million, or 1,431%, from fiscal 1997 to fiscal 1998 and $2.5 million, or 184%, from fiscal 1998 to fiscal 1999. Cost of services revenues as a percentage of services revenues were 47% for fiscal 1997, 97% for fiscal 1998 and 104% for fiscal 1999. The increase in cost and as a percentage of professional services revenues from fiscal 1997 to fiscal 1998 was due to hiring and training a consulting organization to implement our products. The increase in cost and as a percentage of professional services revenues from fiscal 1998 to fiscal 1999 was due to an increase in third-party professional services personnel to support the increased customer base. In certain periods in the past, and potentially in the future, our cost of professional services revenues exceeded our professional services revenues. This is generally because the actual cost of providing the services, whether provided internally or through third parties, exceeded the fixed price payment received from some of our customers. In addition, as we increase the size of our professional services staff, costs are incurred for new personnel before they become fully productive.

   Cost of Maintenance Revenues. Cost of maintenance revenues were $65,000 for fiscal 1997, $278,000 for fiscal 1998 and $1.3 million for fiscal 1999, representing increases of $213,000, or 328%, from fiscal 1997 to fiscal 1998 and $1.0 million, or 383%, from fiscal 1998 to fiscal 1999. Cost of maintenance revenues as a percentage of maintenance revenues were 295% for fiscal 1997, 54% for fiscal 1998 and 59% for fiscal 1999. The increase in cost of maintenance revenues from fiscal 1997 to fiscal 1998 and from fiscal 1998 to fiscal 1999 was due to hiring and training a support organization needed in connection with our increased customer base during these periods. The decrease in cost of maintenance revenues as a percentage of maintenance revenues from fiscal 1997 to fiscal 1998 was due to economies of scale realized as a result of increased management personnel and experienced maintenance personnel. The increase in the cost of maintenance revenues as a percentage of maintenance revenues from fiscal 1998 to fiscal 1999 was due to expansion of the support organization.

  Operating Expenses

   Sales and Marketing. Sales and marketing expenses were $2.1 million for fiscal 1997, $8.1 million for fiscal 1998 and $13.5 million for fiscal 1999, representing increases of $5.9 million, or 276%, from fiscal 1997 to fiscal 1998 and $5.4 million, or 67%, from fiscal 1998 to fiscal 1999. Sales and marketing expenses as a percentage of total revenues were 159% for fiscal 1997, 101% for fiscal 1998 and 80% for fiscal 1999. The increase in sales and marketing expenses from fiscal 1997 to fiscal 1998 and from fiscal 1998 to fiscal 1999 reflect significant personnel-related expenses such as salaries, benefits and commissions, recruiting fees, travel expenses and related costs of hiring sales management, sales representatives, sales engineers and marketing personnel. Forty-nine percent of the increase in sales and marketing expense from fiscal 1997 to fiscal 1998 was due to additions to headcount and personnel-related expenses. We anticipate that our sales and marketing expenses will increase in absolute dollars for the foreseeable future as we expand our domestic and international sales force.

   Research and Development. Research and development expenses were $2.5 million for fiscal 1997, $3.8 million for fiscal 1998 and $4.7 million for fiscal 1999, representing increases of $1.3 million, or 51%, from fiscal 1997 to fiscal 1998 and $954,000, or 25%, from fiscal 1998 to fiscal 1999. Research and development costs as a percentage of total revenues were 185% for fiscal 1997, 47% for fiscal 1998 and 28% for fiscal 1999. The increases in research and development expenses from fiscal 1997 to fiscal 1998 and from fiscal 1998 to fiscal 1999 were due to the increase in the number of our software developers, quality assurance personnel and outside contractors to support our product development, documentation and testing activities related to the development and release of the latest versions of our products. We anticipate that research and development expenses will continue to increase in absolute dollars for the foreseeable future as we continue to add to our research and development staff.

   General and Administrative. General and administrative expenses were $1.3 million for fiscal 1997, $2.0 million for fiscal 1998 and $1.9 million for fiscal 1999, representing an increase of $662,000, or 50%, from fiscal 1997 to 1998 and a decrease of $57,000, or 3%, from fiscal 1998 to 1999. General and administrative expenses as a percentage of total revenues were 99% for fiscal 1997, 25% for fiscal 1998 and 12% for fiscal 1999. The increase in costs from fiscal 1997 to fiscal 1998 was due to hiring additional finance, executive and administrative personnel to support the growth of our business during that period. We expect that general and administrative expenses will increase in absolute dollars for the foreseeable future as we expand our operations and incur the normal costs of a public company.

   Amortization of Stock Compensation. During fiscal 1998 and fiscal 1999, we recorded a total of approximately $8.1 million of unearned stock compensation. We recognized amortization of stock compensation of $856,000 in fiscal 1998 and $2.3 million in fiscal 1999.

   Interest Income (Expense), Net. Interest income (expense), net was $70,000 for fiscal 1997, $(68,000) for fiscal 1998 and, $178,000 for fiscal 1999.

   Income Taxes. No provision for income taxes has been recorded since our inception because we have incurred net losses in all periods. As of April 30, 1999, we had net operating loss carryforwards for federal income tax reporting purposes of approximately $20.0 million that expire in various amounts beginning in fiscal 2016. We also had net operating loss carryforwards for state income tax reporting purposes of approximately$18.0 million that expire in various amounts beginning in fiscal 2004. The U.S. tax laws contain provisions that limit the use in any future period of net operating loss and credit carryforwards upon the occurrence of certain events, including a significant change in ownership interests. We had deferred tax assets, including our net operating loss carryforwards and tax credits of approximately $8.7 million as of April 30, 1999. A valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainties regarding the realization of the asset balance. See note 4 of notes to consolidated financial statements.

Quarterly Results of Operations

   The following tables set forth our unaudited consolidated statement of operations data for each of the ten quarterly periods ended October 31, 1999, as well as that data expressed as a percentage of our total revenues for the quarters presented. You should read this information in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. We have prepared this unaudited consolidated information on a basis consistent with our audited consolidated financial statements, and, in the opinion of our management, reflects all normal recurring adjustments that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. You should not draw any conclusions about our future results from the operating results for any quarter.

                                                            Three Months Ended
                         --------------------------------------------------------------------------------------------------
                         Jul. 31,  Oct. 31,  Jan. 31,  Apr. 30,  Jul. 31,  Oct. 31,  Jan. 31,  Apr. 30,  Jul. 31,  Oct. 31,
                           1997      1997      1998      1998      1998      1998      1999      1999      1999      1999
                         --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
                                                              (in thousands)
Revenues:
 License................ $   926   $ 1,324   $ 1,543   $ 2,309   $ 2,270   $ 2,486   $ 2,898   $ 3,205   $ 3,654   $ 4,685
 Professional services..     213       254       419       499       655       816       976     1,218     1,159     1,006
 Maintenance............      40        91       166       219       316       510       718       739     1,077     1,244
                         -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
  Total revenues........   1,179     1,669     2,128     3,027     3,241     3,812     4,592     5,162     5,890     6,935
                         -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Cost of revenues:
 License................      79       124       119       221       165       241       211       202       223       305
 Professional services..     199       330       348       470       756       790     1,165     1,112       921       805
 Maintenance............      59        64       116        39       237       306       371       429       482       442
                         -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
  Total cost of
   revenues.............     337       518       583       730     1,158     1,337     1,747     1,743     1,626     1,552
                         -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Gross profit............     842     1,151     1,545     2,297     2,083     2,475     2,845     3,419     4,264     5,383
                         -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Operating expenses:
 Sales and marketing....   1,279     2,024     2,006     2,761     2,756     3,234     3,339     4,166     4,546     5,467
 Research and
  development...........     745       826     1,044     1,173     1,076     1,140     1,294     1,232     1,486     1,708
 General and
  administrative........     428       448       481       638       431       439       492       576       753       752
 Amortization of stock
  compensation..........      --       223       280       353       444       501       622       686     1,428     2,230
                         -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
  Total operating
   expenses.............   2,452     3,521     3,811     4,925     4,707     5,314     5,747     6,660     8,213    10,157
                         -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Loss from operations....  (1,610)   (2,370)   (2,266)   (2,628)   (2,624)   (2,839)   (2,902)   (3,241)  (3,949)    (4,774)
Interest income
 (expense), net.........      (2)      (26)      (23)      (17)       52        98        64       (36)     (127)      491
                         -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Net loss................ $(1,612)  $(2,396)  $(2,289)  $(2,645)  $(2,572)  $(2,741)  $(2,838)  $(3,277)  $(4,076)  $(4,283)
                         =======   =======   =======   =======   =======   =======   =======   =======   =======   =======

                                                     As a Percentage of Total Revenues
                         -----------------------------------------------------------------------------------------
                         July 31, Oct. 31, Jan. 31, Apr. 30, Jul. 31, Oct. 31, Jan. 31, Apr. 30, Jul. 31, Oct. 31,
                           1997     1997     1998     1998     1998     1998     1999     1999     1999     1999
                         -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
Revenues:
 License................     79 %     79 %     72 %    76 %     70 %     65 %     63 %     62 %     62 %     68 %
 Professional services..     18       15       20      17       20       22       21       24       20       14
 Maintenance............      3        6        8       7       10       13       16       14       18       18
                           ----     ----     ----     ---      ---      ---      ---      ---      ---      ---
  Total revenues........    100      100      100     100      100      100      100      100      100      100
                           ----     ----     ----     ---      ---      ---      ---      ---      ---      ---
Cost of revenues:
 License................      7        7        6       7        5        6        5        4        4        4
 Professional services..     17       20       16      16       24       21       25       22       16       12
 Maintenance............      5        4        5       1        7        8        8        8        8        6
                           ----     ----     ----     ---      ---      ---      ---      ---      ---      ---
  Total cost of
   revenues.............     29       31       27      24       36       35       38       34       28       22
                           ----     ----     ----     ---      ---      ---      ---      ---      ---      ---
Gross profit............     71       69       73      76       64       65       62       66       72       78
                           ----     ----     ----     ---      ---      ---      ---      ---      ---      ---
Operating expenses:
 Sales and marketing....    109      121       94      91       85       85       73       80       77       79
 Research and
  development...........     63       50       49      39       33       30       28       24       25       25
 General and
  administrative........     36       27       23      21       13       11       11       11       13       11
 Amortization of stock
  compensation..........     --       13       13      12       14       13       13       14       24       32
                           ----     ----     ----     ---      ---      ---      ---      ---      ---      ---
  Total operating
   expenses.............    208      211      179     163      145      139      125      129      139      147
                           ----     ----     ----     ---      ---      ---      ---      ---      ---      ---
Loss from operations....   (137)    (142)    (106)    (87)     (81)     (74)     (63)     (63)     (67)     (69)
Interest income
 (expense), net.........     --       (2)      (2)     --        2        2        1       --       (2)       7
                           ----     ----     ----     ---      ---      ---      ---      ---      ---      ---
Net loss................   (137)%   (144)%   (108)%   (87)%    (79)%    (72)%    (62)%    (63)%    (69)%    (62)%
                           ====     ====     ====     ===      ===      ===      ===      ===      ===      ===

   Revenues. Our total revenues increased in each of the ten quarterly periods ended October 31, 1999. The increase in revenues in these periods reflects the increase in the number of customers and increased sales following our December 1998 release of a new version of our product suite. License revenues in the first quarter of fiscal 1999 decreased 2% from the fourth quarter of fiscal 1998 due to the effect of our sales commission plan providing increased bonuses for sales in the last quarter of fiscal 1998. Although in future periods first quarter license revenues could be lower than the level achieved in the preceding fourth quarter due to year-end sales efforts, we are unable to determine if this is a historical trend. Professional services revenues declined in the quarterly periods ended July 31, 1999 and October 31, 1999 as a result of our expected increased reliance on third party service providers.

   Cost of Revenues. Cost of revenues increased in each of the eight quarterly periods ended April 30, 1999 as a result of the growth of revenues. In the quarters ended July 31, 1998 and January 31, 1999, cost of professional services as a percentage of total professional services revenues significantly increased due to lower margin third-party implementation projects and losses on certain implementation projects. Cost of professional services revenues decreased in the quarterly periods ended July 31, 1999 and October 31, 1999 as a result of the increased reliance on third party service providers mentioned above.

   Operating Expenses. Operating expenses generally increased significantly in each of the ten quarterly periods ended October 31, 1999 as a result of increased sales and marketing expenses associated with higher

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numbers of personnel, use of independent contractors and other third parties for development of our products, recruiting and related hiring expenses for additional senior management in our research and development, administrative, sales and marketing organizations and amortization of stock compensation. In addition, sales and marketing expenses increased significantly in the fourth quarter of fiscal 1998 and fiscal 1999 due to commissions and other compensation paid to the direct sales force for the attainment of sales quotas. Although general and administrative expenses declined slightly from the quarter ended July 31, 1999 to October 31, 1999, we expect general and administrative expenses to increase as a result of our acquisition of Digital Market.

   Our quarterly operating results have varied widely in the past, and we expect that they will continue to fluctuate in the future as a result of a number of factors, many of which are outside our control. We believe that our period-to-period operating results are not meaningful, and you should not rely on them as indicative of our future performance. You should also evaluate our prospects in light of the risks, expenses and difficulties commonly encountered by comparable early-stage companies in new and rapidly emerging markets. We might not successfully address the risks and challenges that face us. In addition, although we have experienced significant revenue growth recently, our revenue might not continue to grow and we might not become or remain profitable in the future. Our future operating results will depend on many factors, including:

  . our successful integration of Digital Market, its Digital Buyer product, technologies, computer systems and employees;

  .  size and timing of sales and installations of our products;

  . entry of new competitors into our market, or the announcement of new products or product enhancements by competitors;

  . our ability to successfully expand our direct sales force and our international sales organization;

  .  changes in our sales force incentives;

  .  unexpected delays in developing and marketing new and enhanced products;

  . deferral of customer orders in anticipation of product enhancements or new products;

  . unexpected decline in purchases by our existing customers, including purchases of additional licenses and maintenance contracts;

  .  delays in our customers' orders due to their year 2000 priorities;

  .  variability in the mix of our license and professional service revenues;

  . our ability to accurately price fixed-priced professional services projects;

  . variability in the mix of professional services that we perform versus those performed for our customers by others; and

  . our ability to establish and maintain relationships with our third-party implementation partners.

Liquidity and Capital Resources

   In August 1999, we completed an initial public offering of 3,450,000 shares of our common stock, including the exercise of the underwriters' overallotment option, at $21.00 per share. Net proceeds to us, before offering expenses, were $67.4 million, or $19.53 per share. Simultaneous with the closing of the initial public offering, we sold an aggregate of 665,641 shares of our common stock at $19.53 per share in a private placement to Dell Computer Corporation, Flextronics International Ltd. and Marshall Industries (now owned by Avnet, Inc.). Net proceeds from sales of common stock in the private placement were $13.0 million. We used $20.0 million of the proceeds from our initial public offering to pay the cash portion of the consideration payable by us in our acquisition of Digital Market. Prior to our initial public offering, we raised $26.2 million of equity capital from the sale of preferred stock, net of issuance costs, which was the primary source of financing for our operations.

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

   As of October 31, 1999, we had cash and cash equivalents of $81.2 million, an increase from $10.0 million of cash and cash equivalents held as of April 30, 1999. Our working capital at October 31, 1999 was $76.2 million.

   We have a $5.0 million senior line of credit facility with a bank that bears interest at 8.5% and expires on August 31, 2000. At October 31, 1999, no balance was outstanding under this line of credit. This line of credit is secured by accounts receivable and certain other assets. Capital lease obligations, including both short-term and long-term portions, were $1.6 million at October 31, 1999, and are payable through fiscal 2003. Our senior line of credit requires us to maintain certain monthly financial covenants, including a minimum tangible net worth and a minimum quick ratio. We were in compliance with all of our financial covenants at October 31, 1999.

   We also have noncancelable operating leases for office space and equipment of approximately $2.2 million at October 31, 1999 which are payable through fiscal 2003.

   Our operating activities resulted in net cash outflows of $4.2 million for fiscal 1997, $6.4 million for fiscal 1998, $5.1 million for fiscal 1999, $3.3 million for the six months ended October 31, 1998 and $4.1 million for the six months ended October 31, 1999.

   Investing activities used cash of $728,000 for fiscal 1997, provided cash of $2.6 million for fiscal 1998, and used cash of $459,000 for fiscal 1999, $297,000 for the six months ended October 31, 1998 and $1.5 million for the six months ended October 31, 1999. Net cash provided by investing activities for fiscal 1998 consisted of proceeds from the sale of short-term investments offset by cash used to acquire property and equipment. Net cash outflows were due to the acquisition of property and equipment. We expect that capital expenditures will continue to increase to the extent we continue to increase our headcount and expand our operations.

   Financing activities provided cash of $4.0 million in fiscal 1997, $5.7 million in fiscal 1998, $13.4 million in fiscal 1999, $10.7 million for the six months ended October 31, 1998 and $76.7 million for the six months ended October 31, 1999. Cash was provided for in these periods primarily from the issuance of preferred stock and debt and capital lease borrowings, and in the six months ended October 31, 1999, from our initial public offering.

   Purchases of property and equipment, including equipment purchased under capital leases, were approximately $1.1 million in fiscal 1997, $1.3 million in fiscal 1998, $1.5 million in fiscal 1999, $719,000 for the six months ended October 31, 1998 and $1.9 million for the six months ended October 31, 1999. These expenditures were primarily for computer hardware and software and furniture and fixtures. We expect that capital expenditures will continue to increase to the extent we continue to increase our headcount or expand our operations.

   We currently anticipate that we will continue to experience significant growth in our operating expenses for the foreseeable future as we:

  . enter new markets for our products;

  . increase research and development spending;

  . increase our sales and marketing activities; and

  . enhance our operational and financial systems.

   We currently anticipate that the net proceeds from this offering, together with our current cash, cash equivalents and available credit facilities, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, we may need to raise additional funds in future periods through public or private financings, or other sources, to fund our operations and potential acquisitions, if any, until we achieve profitability, if ever. We may not be able to obtain adequate or favorable financing at that time. Failure to raise capital when needed could harm our business. If we raise additional funds through the issuance of equity securities, the percentage of ownership of our stockholders would be reduced. Furthermore, these equity securities might have rights, preferences or privileges senior to our common stock.

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

Year 2000 Readiness Disclosure

   Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates or have been programmed with default dates ending in 99, the common two-digit reference for 1999. As a result, as we transition from the 20th century to the 21st century, computer systems and software used by many companies and organizations in a wide variety of industries will produce erroneous results or fail unless they have been modified or upgraded to process date information correctly. Significant uncertainty exists in the software industry and other industries concerning the scope and magnitude of problems associated with the year 2000 issue.

   State of Readiness. We have completed our initial assessment of the potential overall impact of the impending century change on our business. Based on our current assessment, we believe the current versions of our software products are year 2000 compliant, although prior versions may not be year 2000 compliant. By year 2000 compliant, we mean that our software products, when used with accurate date data and in accordance with their associated documentation, are capable of properly processing date data from, into and between the 20th and 21st centuries, including the years 1999, 2000 and leap years, provided that all other products, e.g., hardware, software and firmware, used with our products properly exchange date data with them. However, our products are generally integrated into enterprise systems involving sophisticated hardware and complex software products that we cannot adequately evaluate for year 2000 compliance. We may face claims based on year 2000 problems in other companies' products, or issues arising from the integration of multiple products within an overall system even if our products are otherwise year 2000 compliant. Although we have not been a party to any litigation or arbitration proceeding involving our products or services related to year 2000 compliance issues, we may in the future be required to defend our products or services in these proceedings, or to negotiate resolutions of claims based on year 2000 issues. The costs of defending and resolving year 2000-related disputes, regardless of the merits of these disputes, and any liability we have for year 2000-related damages, including consequential damages, could substantially harm our business.

   In addition, we believe that the purchasing patterns of customers and potential customers may be affected by year 2000 issues, as companies expend significant resources to correct or upgrade their current software systems for year 2000 compliance and as they delay purchase of new systems that may not be year 2000 compliant. These expenditures may result in reduced funds available to purchase software products such as those we offer. To the extent year 2000 issues cause a significant delay in, or cancellation of, decisions to purchase our products or services, our business would be substantially harmed.

   We are currently reviewing our internal management information and other computer systems to identify any year 2000 problems, and are beginning to communicate with the external vendors that supply us with material software and information systems and with our significant suppliers to determine their year 2000 readiness. We have not completed our year 2000 investigation and overall compliance initiative.

   Costs. To date, we have not incurred any material costs directly associated with our year 2000 compliance efforts, except for compensation expenses associated with our salaried employees who have devoted some of their time to our year 2000 assessment and remediation efforts. We do not expect the total cost of year 2000 problems to be material to our business. However, during the months prior to the century change, we will continue to evaluate new versions of our software products, new software and information systems provided to us by third parties and any new infrastructure systems that we acquire to determine whether they are year 2000 compliant. Despite our current assessment, we may not identify and correct all significant year 2000 problems on a timely basis. Year 2000 compliance efforts may involve significant time and expense and unremediated problems could substantially harm our business. We currently have no contingency plans to address the risks associated with unremediated year 2000 problems.

   Risks. We are not currently aware of any year 2000 readiness problems relating to our internally-developed proprietary systems that would substantially harm our business. We may discover year 2000 readiness problems in these systems that will require substantial revision. In addition, third-party software, hardware or services incorporated into our material systems may need to be revised or replaced, all of which could be time-consuming and expensive. Our failure to fix or replace our internally developed proprietary software or third-party software, hardware or services on a timely basis could result in lost revenues, increased operating costs, the loss of customers and other business interruptions, any of which could substantially harm our business. Moreover, our failure to adequately address year 2000 readiness issues in our internally developed proprietary software could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time-consuming to defend.

   In addition, governmental agencies, utility companies, Internet access companies, third-party service providers and others outside of our control may not be year 2000 ready. The failure by these entities to be year 2000 ready could result in a systemic failure beyond our control, such as a prolonged Internet, telecommunications or electrical failure, which could also prevent us from delivering our services to our customers, decrease the use of the Internet or prevent users from accessing web sites.

   Contingency Plan. As discussed above, we are engaged in an ongoing year 2000 assessment and have not yet developed any contingency plans. The results of our year 2000 simulation testing and the responses received from third-party vendors and service providers will be taken into account in determining the nature and extent of any contingency plans we adopt.

Recent Accounting Pronouncements

   In March 1998, the American Institute of Certified Public Accountants, or AICPA, issued Statement of Position, or SOP, 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use. SOP 98-1 will be effective for our fiscal year ending April 30, 2000. SOP 98-1 provides guidance on accounting for computer software developed or obtained for internal use including the requirement to capitalize and amortize specified costs. We do not expect the adoption of this standard to have a material impact on our results of operations, financial position or cash flows.

   In June 1998, the FASB issued Statement of Financial Accounting Standard, or SFAS, 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS 133 will be effective for our fiscal year ending April 30, 2001. The adoption of SFAS is not expected to have a material impact on our results of operations, financial position or cash flows in the foreseeable future.

Qualitative and Quantitative Disclosures About Market Risk

   We develop products in the United States and market our products in North America, and to a lesser extent in the Europe and Asia Pacific regions. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Because all of our revenues are currently denominated in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Due to the short-term nature of our investments, we believe that there is not a material risk exposure.

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

                                   BUSINESS

   The following description of Agile's business should be read in conjunction with the information included elsewhere in this prospectus. This description contains forward-looking statements that involve risks and uncertainties. Agile's actual results could differ significantly from the results discussed in the forward-looking statements as a result of the factors set forth in "Risk Factors" and elsewhere in this prospectus.

Overview

   We develop and market product content management software for use over the Internet within and among companies in a manufacturing supply chain. Our suite of products is designed to improve the ability of supply chain members to communicate and collaborate with one another about new or changing product content. We believe that our products are well-suited for participants connected in outsourced supply chains, as well as those managing multi-site engineering, manufacturing, sales and distribution via the Internet. Since June 1996, when we shipped our first product, we have licensed our products to over 350 customers in the computers and peripherals, components, consumer electronics, data networking and telecommunications equipment, electronics manufacturing, medical equipment and semiconductor equipment markets. Our current customers in these markets include Gateway, Texas Instruments, Phillips Mobile Computing, Lucent Technologies, Solectron, GE Marquette Medical Systems and FSI International.

Industry Background

   The competitive environment for companies engaged in the manufacture and supply of products has intensified dramatically and expanded globally in recent years. This trend has been driven principally by productivity improvements arising from advances in technology and growing customer expectations for feature-rich products delivered quickly and at competitive prices. To remain competitive, companies are adopting new strategies to address these challenges.

   Many companies are shifting from traditional manufacturing approaches, where a manufacturer controls most phases of the manufacturing process from raw materials to finished goods, to a manufacturing process where much or all of the manufacturing process is outsourced to multiple companies as part of a supply chain.

   By outsourcing their production, some companies have created supply chains that are more efficient, dynamic and flexible than manufacturing operations that control all phases of the manufacturing process. Use of the outsourced supply chain has afforded companies the flexibility to choose top suppliers and partners to make each link in the supply chain more competent, innovative and productive. As companies operate on a global basis, supply chains can span multiple continents, tying suppliers in one part of the world with a plant in another to serve customers in a third location. The end result is that companies can bring their products to market more efficiently while at the same time achieving higher levels of customer satisfaction.

   Managing the Outsourced Supply Chain

   A critical aspect of managing the outsourced supply chain across multiple suppliers is finding effective ways to store, access, and share information within the company as well as with all supply chain partners during each stage of the production process. Different stages of the production process generate many complex types of data that need to be shared across the supply chain. There are many types of data and a vast number of information flows that can occur in the production process.

   Product Content. During the product design stage, the company must communicate large amounts of data within the company as well as to supply chain partners. The company begins by designating the content of the finished product with a list of components known as the bill of materials. The components on this list can be divided into two classes: "buy" or "make." For the "buy" components, also called off-the-shelf components, specifications for each part must be determined and information must be collected and analyzed to determine if the available components meet the required specifications. Once eligible components have been selected, the

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

manufacturers of the parts are incorporated into the approved manufacturers list. For customized, or "make" components, other data are created, including:

  . assembly drawings, detailing precisely how the component should be fabricated;

  . work instructions, which guide the manual assembly process;

  . machine instructions, to drive automated manufacturing and assembly equipment;

  . art work, for processes such as printed circuit board fabrication;

  . schematics, for describing electronic components and assemblies; and

  . test instructions, which enable the suppliers and original equipment manufacturers to test for conformity to the manufacturer's specifications.

   New Product Introduction. Prior to volume production, the data created during the product design stage must be communicated to each relevant party in the supply chain. One of the complexities of the outsourced supply chain model is that supply chain members often have multiple discrete roles, including sourcing parts, fabrication, assembling components, testing and delivery. In addition, the manufacture of a product such as a personal computer can include several hundred suppliers. Ensuring that accurate product information is disseminated promptly and to the correct parties is one of the most difficult challenges for a company employing the outsourced supply chain model. Further, suppliers may often discover constraints and/or opportunities for improvements during the prototyping and pilot production phases. This often prompts a flurry of product changes that requires rapid collaboration among supply chain partners to avoid delays and excessive start-up or inventory costs.

   Volume Production and Product Changes. Product specifications frequently change even during volume production. This can occur due to a number of reasons, including:

  . changes in design in response to customer requests or market conditions;

  . changes required to address a defect in the design or to improve the manufacturing process; and

  . changes in the costs or availability of components.

   The communication of information regarding product changes is a dynamic loop in which members of the supply chain must respond to market-dictated demands while also reacting to information being shared among supply chain partners. Whatever the reason for the change, executing it through the manufacturing process expeditiously and effectively, while minimizing cost, is a complex problem. To change a design requires:

  . creating an engineering change order;

  . developing the specifications required by the engineering change order;

  . securing the necessary approvals to effect the change; and

  . communicating the change to the supply chain.

   This problem is especially complex for companies operating in a market where product specifications or volume requirements may be changing continuously. For example, the requirements of a personal computer manufacturer that builds products to order may change continuously during each day as information regarding orders is received from customers or its sales force.

   To address these challenges, many companies have implemented software systems that govern supply chain management, electronic data interchange, product data management and enterprise resource planning. However, many of these products were not designed to interconnect multiple companies in an outsourced supply chain, and therefore do not fully address the need for supply chain collaboration. Electronic data interchange, a software system that facilitates interconnection and exchange of data, is expensive to install and maintain and therefore is viable only to large organizations that can justify the cost. Other methods of communication and collaboration within the supply chain, including phone, paper-based solutions such as courier or fax, or e-mail or web page sources, are not linked in real-time and are slow, incomplete and often inaccurate.

   As product changes become more frequent and time to market becomes increasingly important, the ability to manage this process effectively becomes critical to a company's competitiveness. A company that can disseminate information quickly and accurately to the appropriate supply chain partners may be in a position to compete effectively. However, a company that is agile and can effectively collaborate with its supply chain partners in real time can gain competitive advantage. For example, through collaboration with its supply chain partners, a company may learn that a component is not readily available due to lack of supply or that a new component is available which might substantially reduce costs or improve manufacturing efficiencies. Instead of continuing to rely on the originally selected component, the company can respond by incorporating another component in the product design and notify partners before these components are incorporated into new products. By doing so, the company has the opportunity to increase revenues by maintaining product availability or increase profits by taking advantage of lower cost components more quickly.

   Impact of the Internet

   The Internet, as a fast growing communications network, is changing the way businesses communicate and share information and creating new and evolving ways for conducting commerce. The typical corporate web site is evolving from a mere repository for information regarding products into a medium for conducting business. According to Forrester Research, its research indicates that business-to-business electronic commerce is expected to grow to $1.3 trillion in 2003, accounting for more than 90% of the dollar value of electronic commerce in the United States. This market is expected to create substantial demand for Internet and intranet-based commerce applications. However, we cannot be certain that this projection will be met.

   Companies that have successfully implemented strategies to communicate with their customers over the Internet now face the challenge of utilizing the Internet and intranets to gain the same level of increased efficiencies in their supply chain. An Internet-based software solution can offer scalability, easier implementation, compatibility across diverse information technology platforms and reduced incremental infrastructure investments. However, many companies are wary of major software development projects due to the cost and complications of enterprise application development projects undertaken in recent years. To compete effectively, companies must implement a solution which will allow them to interactively communicate information related to product design, development and manufacturing within the company and will allow them to collaborate with their supply chain partners. At the same time, companies want to be able to implement new software systems without the need to burden already over-taxed internal information technology staffs while avoiding costs of outside consulting and minimizing incremental infrastructure-related expenses.

The Agile Solution

   Our product content management software is designed to improve the ability of supply chain members to communicate and collaborate with one another over the Internet about new or changing product content. Our solution is designed for use over the Internet, reduces dependence upon traditional methods of interaction, and allows supply chain members to link to each other without requiring substantial investments in additional technology infrastructure. We have also designed our products to allow for rapid implementation by the manufacturer with limited consulting assistance and by supply chain members with minimal technical expertise.

   We believe that our products are well-suited for participants in outsourced supply chains connected via the Internet, as well as those managing multi-site engineering, manufacturing and sales and distribution. The Agile solution delivers the following benefits to companies and their supply chain partners:

   Enhanced Productivity and Response Time. With the help of our solution, Agile Anywhere, and the Internet, companies can respond more rapidly to changes in customer demand, availability of components, market conditions and manufacturing capacities arising throughout the production cycle. This ability to effect change even during volume production allows Agile Anywhere users to adjust production strategies, enabling companies to produce what they can sell, rather than sell what they can produce. Agile Anywhere also enables companies to enhance their sales productivity by being first to market with the right product.

   More Cost-Effective Production. The Agile Anywhere suite of products is designed to help companies increase output, reduce inventory and compress the time required to complete the production cycle. Through effective collaboration, both time to market and design effectiveness can be improved. Companies can benefit by reducing design and production errors due to miscommunication within the supply chain, and can decrease operating inefficiencies incurred when obsolete parts are specified and incorrectly built products must be scrapped.

   More Rapid Return on Investment. Because Agile Anywhere is based on existing industry standards and does not require the implementation of custom data models, Agile Anywhere implementations can be completed in less time than required for traditional enterprise software applications which tend to require extensive customization.

The Agile Growth Strategy

   Our objective is to be the leading provider of product content management software, enabling business-to-business global collaboration among supply chain partners. Key elements of our strategy include:

   Provide Superior Customer Satisfaction. We expect to continue to build a highly referenceable customer base of market leaders in various vertical markets. We intend to continue to focus significant resources on customer satisfaction programs. We intend to continue to anticipate customer needs by introducing new product functionality and new technology platforms. We believe this focus can help create high levels of customer loyalty, which can provide follow-on sales opportunities and shorter sales cycles.

   Capitalize on Network Effects to Expand Our Customer Base. As users of Agile Anywhere deploy our software across their supply chains, additional supply chain members will be exposed to our solution and the functionality provided by our products. We believe that this exposure, which allows non-customer participants in the supply chain to benefit from our solution first hand, creates a network effect that accelerates industry recognition and adoption of our products. As additional members of a supply chain deploy Agile Anywhere, the quality and timeliness of available information improves, which increases the value to each participant and helps drive greater usage.

   Pursue a Vertical Market Strategy. Since inception, we have pursued a vertical market strategy, developing product features tailored for particular industries. To date, we have focused on various electronics market segments, including data communications, computers and peripherals, and the medical device market. We seek to further penetrate our current markets while addressing new vertical markets characterized by high rates of product change, short product cycles, and extensive supply chains.

   Leverage Our Technology Platform. We intend to continue to pioneer new Internet business applications based on emerging standards supporting electronic commerce. For instance, we have leveraged the Java computer programming language to deliver a robust, powerful and rapidly deployable Internet business application to our customers. Further, we have taken the initiative to define a protocol for supply chains, Product Definition eXchange, or PDX, based on eXtensible Mark-up Language, or XML, and have submitted it to industry standards groups for approval. We intend to lead technological innovation in the product content management market, offering our customers solutions designed to provide a rapid and high return on investment.

   Extend Supply Chain Collaboration and Functionality. We believe our solution provides a robust platform to enable us to extend the functionality and application of our products to the creation and delivery of new value-added applications. We intend to continue to develop our products to enable increased collaboration among outsourced supply chain partners and to address new opportunities that result from new business processes that are being created for Internet-based collaboration and interaction among supply chain partners. For example, our

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

acquisition of Digital Market will extend the functionality of our solutions to the sourcing and procurement of electronic production materials. By adding the direct procurement capabilities of Digital Market's products to Agile Anywhere, we believe that our customers will be able to enhance critical supply chain processes, including new product introductions and direct material procurement.

The Agile Suite of Products

   The Agile Anywhere suite of products provides a comprehensive business-to-business solution to the problem of product change collaboration across the manufacturing supply chain. Utilizing XML technology, Agile Anywhere will allow supply chain partners to share and collaborate on product content and changes in real time via the Internet. Agile Anywhere is designed to provide the scalability, security and open standards that are required in an electronic supply chain. At the core of the Agile Anywhere suite is the Agile eHub, which manages product content, processes and business rules. Users interact with the product content within the eHub via the My Agile portal. Enterprises that manage and create the product content interact with the Agile iCM client. Utilizing the Agile eXpress Viewer, product content can also be published to users anywhere throughout the supply chain. To complete the suite, Agile provides several integration products that import, export, and publish product content from or to existing design, manufacturing, finance, and supply chain systems. Following the initial implementation of Agile Anywhere, licenses for additional concurrent users and application-specific modules can be added to expand the scope of the manufacturer's implementations.

   In our latest release, available since July 1999, we have renamed our product suite "Agile Anywhere." Previously known as Agile Workplace, our latest release retains all of the core technology and functionality provided by earlier releases, but adds significant enhancements to the number of users that can be accommodated, and the speed and performance of our solutions. Agile Anywhere also incorporates additional security features, and provides enhanced capabilities for the transmission and exchange of data and integration with other software applications, allowing for further collaboration capabilities among supply chain partners.

   As part of the enhancements, individual products in the suite have been renamed, and Agile eXpress Viewer and a software development kit have been included as new products in the suite. All products in the suite are available separately or in connection with other products in the suite.

   Agile eHub

   The foundation of the suite is Agile eHub. The Agile eHub is comprised of application servers that enable users to define, store, change and manage product content information. Agile eHub incorporates new technology for high speed performance, storage and secure data, and is designed to scale to accommodate the needs of supply chain partners of all sizes. It is also designed to facilitate fast, direct Internet access, and is easily implemented. Agile eHub includes one or more of the following server modules:

   Agile Product Definition Server, previously Agile Configurator, manages parts, documents, bills of materials and drawings, in a web environment that provides fast, easy access to product content for all members of the supply chain.

   Agile Product Change Server, previously Agile CCB, automates the electronic routing, notification and sign-off processes that are associated with engineering changes. This functionality can result in reduced ordering errors and costs and improved cycle times associated with evaluating, approving and implementing changes.

   Agile AML Server, previously Agile Parts, enables companies to collaborate with supply chain partners on approved parts and manufacturers at the time of new product introduction as well as tracking changes throughout the manufacturing process.

   Agile Administrator enables companies to easily and rapidly configure and modify Agile Anywhere components without writing code. Agile Administrator, which has not been renamed, speeds the implementation of the Agile Anywhere suite and minimizes maintenance time.

   Accessing Agile eHub

   Agile customers and their supply chain partners can gain access to product content for review or modification by the following:

   Agile iCM (Internet Content Manager) is designed for individuals who have responsibility for managing a product and its content through its entire lifecycle. This functionality is also provided through Agile CM, a module designed for Windows-based applications.

   My Agile includes a web portal to allow secure, personalized web access to product content that is stored in any Agile eHub. It is an intuitive, easy-to-use portal allowing users to link to any or all of their supply-chain information sources in a customizable interface and participate in product content related processes via the Internet.

   Agile eXpress Viewer allows supply chain partners to send and receive information in the PDX format, a new standard for data exchange that we have first offered with Agile Anywhere. Agile eXpress Viewer will be available for downloading free of charge from the Agile web site, to enable supply chain partners to share data even if they are not Agile customers.

   Agile Integration Products

   Product content information flows throughout the supply chain, and is published to or from Agile Anywhere and a variety of other design, manufacturing, finance and supply chain systems. Agile Anywhere integration products, previously available with Agile Workplace, provide data exchange between systems, as follows:

   Agile ChangeCAST publishes released engineering change orders, approved parts lists, approved manufacturers lists and bills of materials from Agile to separate enterprise resource planning systems.

   Agile Scan allows customers to scan drawings and documents into the Agile eHub database.

   Agile Import allows customers to import bills of materials produced in ASCII format or in Microsoft Excel, providing a consolidated database of product information.

   Agile Export provides a quick and easy method of exporting information to an ASCII file, allowing information in Agile Anywhere to be shared with other business applications.

   Agile Software Development Kit, newly available with Agile Anywhere, allows customers and partners to develop complementary applications integrating Agile Anywhere with design, manufacturing, customer service, supply chain or other legacy systems. The Agile Software Development Kit allows users to write applications in Java, Visual Basic and Visual C++.

   Initial implementations of the Agile Anywhere suite typically include the Agile eHub and one or more server modules such as what we now call the Product Definition Server, Product Change Server and AML Server, together with user licenses, and one or more of the integration products, in particular Agile ChangeCAST, and often a third-party adapter for other existing enterprise systems of the customer. Following the initial implementation, additional user licenses and additional server modules may be purchased.

Customers

   To date, we have licensed our products to over 350 customers, predominantly within the electronics and medical device manufacturing industries. No customer accounted for more than ten percent of our total revenues in fiscal 1997, fiscal 1998, fiscal 1999 or for the six months ended October 31, 1999.

   The following is a representative list of current customers in our targeted industry markets that to date have purchased over $50,000 of Agile products and services. These customers represented more than 26% of our total revenue for fiscal 1999:

Datacom/Telecom Equipment       Computers and Peripherals      Medical Equipment
Alcatel Schweiz                 S3/Diamond Multimedia Systems  EndoSonics
Aspect Telecommunications       Fujitsu Computer Products      GE Marquette Medical Systems
Brocade Communications Systems  Gateway                        Guidant
Lucent Technologies             Hitachi                        Hologic
Nortel Networks                 Iomega                         Humphrey Instruments
PairGain                        Packard Bell                   Visx
Xircom

Electronics Manufacturing       Components                     Semiconductor Equipment
EFTC                            Advanced Micro Devices         Credence Systems
Flextronics International       Micron Technology              Electro-Scientific Industries
Pemstar                         Reltec Communications          FSI International
Solectron                       Texas Instruments              Johnson Matthey Electronics
Xetel                           VLSI Technology                Strasbaugh

Consumer Electronics
3Com Palm Computing
Dolby Laboratories
Philips Mobile Computing
Scientific Atlanta
WebTV Networks

Product Technology and Architecture

   The Agile Anywhere product suite is designed upon open systems based on software industry standards for scalable Internet applications. The result is a low cost, low maintenance end-user business application that eliminates the need for complex custom or in-house development. Agile Anywhere is built on an Internet-based architecture:

  . The core of our architecture is the Agile eHub, the application server, which currently runs on Microsoft NT. The application server is the intermediary between the iCM and My Agile applications and the database, providing the necessary security for validation of the data, and the web server, which hosts the Internet access to Agile Anywhere. We use encryption technology licensed from RSA Data Security to maintain secure data when transported over the Internet.

  . The applications are Java and HTML-based applications that can run on versions of Microsoft Internet Explorer and Netscape Navigator. There is also a Windows application for users who prefer a Windows user interface rather than a web browser interface. Operating systems supported include Windows 95, Windows 98, Windows NT and Sun Solaris. We follow the Microsoft standards for the Windows 95 and 98 CM clients, and Internet standards for the Java iCM application running within Microsoft Internet Explorer and Netscape Communicator. Our products can be integrated with more than 15 enterprise resource planning systems including, among others, Oracle, J.D. Edwards and SAP.

  . The backend includes the database server, which is either Oracle or Microsoft SQL Server, and the Agile Internet File Server. We connect with Microsoft SQL Server through Open Database Connectivity, and Oracle's database through direct integration.

   We are certified in Windows Back-Office, Oracle CAI, as a Microsoft Solution Provider, and from Sun Microsystems Inc. in "100% Pure Java." The Agile Anywhere suite is enabled for both single-byte and double-byte localization, and has been localized for French. We intend to provide localization for additional languages.

   We have entered into platform alliances to ensure our products are based on industry standards and to enable us to take advantage of current and emerging technologies, including alliances with Sun Microsystems, Oracle and Microsoft. To promote development, definition, adoption, promotion and implementation of open standards that can be leveraged by Agile Anywhere, we work with several industry standards organizations such as the National Institute of Standards and Technology, National Electronics Manufacturing Initiative, Institute for Interconnecting and Packaging Electronic Circuits, RosettaNet, and World Wide Web Consortium. We are involved with Solectron, Marshall Industries, and other industry participants in an initiative to define an XML-based protocol called Product Definition eXchange.

Product Development

   Our product development objectives are to:

  . be innovative in developing solutions to remove complexity from supply chain collaboration;

  . develop products that require no custom code, contain reusable components and are easy to use, implement, maintain, and upgrade; and

  . adopt industry standard technologies.

   Our software development staff is divided into teams consisting of development engineers, project managers, quality assurance engineers, and technical writers. Working closely with our marketing department, we determine product functionality based upon market requirements, customer feedback, available technical support and customer engineering in addition to emerging technologies allowing us to develop additional features.

   We introduced our first product, Agile Configurator version 1.3, in June, 1996 and have subsequently released nine revisions, adding over a dozen new modules. During this time, the product has evolved from a 2-tiered client-server database application running on Oracle to a multi-tiered application supporting both Windows and Java clients, and both Oracle and Microsoft SQL Server databases. Our product development activities are focused on broadening the scalability and functionality of Agile Anywhere, enhancing scalability, and including application interfaces that allow customers to more easily integrate Agile Anywhere with other systems.

   Our research and development expenses were $2.5 million for fiscal 1997, $3.8 million for fiscal 1998, $4.7 million for fiscal 1999 and $3.2 million for the six months ended October 31, 1999, and we expect to continue to invest significantly in research and development in the future.

   We cannot be sure that we will complete our existing and future development efforts within our anticipated schedule or that our new and enhanced products will have the features to make them successful. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of new or enhanced products. In addition, these new and enhanced products may not meet the requirements of the marketplace and achieve market acceptance. Furthermore, despite testing by us, our implementation partners and our customers, errors might be found in new products or in releases after shipment, resulting in loss of revenue or delay in market acceptance and sales, diversion of development resources, injury to our reputation or increased service and warranty costs.

Sales and Marketing

   Our sales and marketing organization is responsible for identifying and developing vertical markets as well as identifying and notifying our research and development staff of customer product requirements. We market and sell our products primarily through our direct sales force located at our headquarters in San Jose, California, and at regional and local sales offices in the United States and at one office in France. Our direct sales force consists of Major Account Executives who focus entirely on our major accounts, Senior Account Executives who focus on specific geographic territories, and Emerging Technology Manufacturers Account Executives who focus on emerging and smaller-sized companies. We also market and sell through our direct telesales and telemarketing representatives. Sales engineers at most regional offices provide pre-sales technical support. We intend to expand our domestic and international direct sales force significantly by expanding into additional geographic locations. We are also in the early stages of complementing our direct sales force through additional distribution channels, including non-exclusive distributors, integrators and consulting partners.

   To support our direct sales efforts and to actively promote our Agile brand, we engage in a variety of marketing activities. These include co-marketing strategies with our existing business partners, targeting additional strategic relationships, managing and maintaining our web site content, advertising in industry and other publications, conducting public relations campaigns and establishing and maintaining relationships with recognized industry analysts. We also actively participant in manufacturing-related trade shows.

   A critical element of our sales strategy is to establish marketing alliances to promote sales and marketing of our products, as well as to increase product interoperability. We also pursue services alliances with consulting and integration firms to implement our software, provide customer support services, create customized customer presentations and demonstrations and endorse our products during the evaluation stage of the sales cycle. We believe that our relationships with these service providers may shorten our sales cycle because these service providers have generated and qualified sales leads, made initial customer contacts and assessed needs prior to our introduction. We currently have relationships with Siemens and Origin Technology in Business.

Customer Service and Support

   Consulting and Implementation. We offer services, primarily on a fixed-price basis, to assist in implementation planning, product installation, implementation assistance, legacy data loading and effectiveness audits. To facilitate and enhance the integration of our products, we have alliances for integration of our products with existing design, manufacturing, finance and supply chain systems. This approach allows us to focus on our core competencies and leverage our partners' domain knowledge, which helps reduce time to market both for us and our customers.

   Customer Support. We believe that responsive technical support is a requirement for our continued growth. We provide technical support and unspecified product upgrades on a when-and-if available basis through our annual maintenance program. Our customers are not entitled to new products under our annual maintenance program. Customers generally purchase the first year of support at the time they initially license a product. After the initial term, support may be renewed on an annual or multi-year basis. Customer support is offered by telephone, email, fax and Internet-based support that features frequently asked questions, technical alerts, product upgrades and updates, problem reporting and analysis, and self-help through our on-line knowledge base. In addition, our consulting and implementation partners provide customer support and maintenance in some instances. Revenues associated with maintenance contracts are recognized ratably over the term of the maintenance contract, which is generally 12 months.

   Training. We offer a variety of classes and related materials to train our customers on system administration, upgrades and new releases. These classes are also available as part of our Train the Trainer program. Training classes are offered at our headquarters in San Jose, California, at customer sites, and at other locations. To improve access to our explanatory materials, we offer on-line documentation contained on the compact discs for our products and from our web site for all our products. We also offer on-line help for the majority of our products. Customers can purchase additional documentation via our web site.

Competition

   The market for product content management software is new, highly fragmented, rapidly changing and increasingly competitive. We expect competition to persist and intensify, which could result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm our business. Competitors vary in size and in the scope and breadth of the products and services offered.

   We believe that our ability to compete depends on many factors both within and beyond our control, including:

  . the performance, functionality, price, reliability and speed of implementation of our solutions;

  . the timing and market acceptance of new products and product enhancements to our Agile Anywhere suite of products;

  . the quality of our customer service; and

  . the effectiveness of our sales and marketing efforts.

   Although we believe that we currently compete favorably as to each of these factors, our market is relatively new and our product content management software is a new category of products. In particular, we believe that we offer a suite of product content management software that offers collaborative and interactive capabilities that many of our competitors do not effectively provide. However, we encounter competition with respect to different aspects of our solution from a variety of vendors. We currently face three primary sources of competition:

  . in-house development efforts by potential customers or partners;

  . vendors of engineering information management software, such as Parametric Technology Corporation, Dassault Systemes S.A., Structural Dynamics Research Corporation and Unigraphics Solutions, Inc.; and

  . developers of general purpose groupware software addressing only limited technology components of engineering change management, including companies such as Novell, Inc. and Lotus Development Corporation.

   In addition, we face potential competition from providers of enterprise software who seek to extend the functionality of their products, such as Oracle Corporation, SAP A.G., i2 Technologies, Inc., Aspect Development, Inc. and Baan Company N.V.

   We may not be able to maintain our competitive position against current and potential competition, particularly competitors that have longer operating histories and significantly greater financial, technical, marketing and other resources than we do and therefore may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Also, many current and potential competitors have greater name recognition and more extensive customer bases that could be leveraged to gain market share to our detriment. These competitors may be able to undertake more extensive promotional activities, adopt more aggressive pricing policies, and offer more attractive terms to purchasers than we can. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to enhance their products. Accordingly it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition may increase as a result of industry consolidation. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources.

Proprietary Rights

   Our success and ability to compete depend upon our proprietary technology. We rely on patent, copyright, trade secret and trademark law to protect our proprietary information. We also typically enter into agreements with our employees, consultants and customers to control their access to and distribution of our software, documentation and other proprietary information. Nevertheless, a third party could copy or otherwise obtain our software or other proprietary information without authorization, or could develop software competitive to ours.

Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around patents that may be issued to us or our other intellectual property. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States, and we expect that it will become more difficult to monitor the use of our products if we increase our international presence.

   We utilize database management software from Microsoft and Oracle for our database servers. Our customers can purchase this software directly from Microsoft and Oracle or from us. In addition, we integrate third-party software into our products from RSA Data Security for security and encryption technology, from Actuate for reporting capability and from Cimmetry Systems for our viewers. This third-party software may not continue to be available on commercially reasonable terms. If we cannot maintain licenses to this third-party software at an acceptable cost, shipments of our products could be delayed until equivalent software could be developed or licensed and integrated into our products. We do not believe that our business could be considered to be substantially dependent on any one of these license agreements, and none of these licenses are responsible for a significant amount of our revenues.

   There has been a substantial amount of litigation in the software and Internet industries regarding intellectual property rights. It is possible that, in the future, third parties may claim that we or our current or potential future products infringe their intellectual property. We expect that software product developers and providers of electronic commerce solutions will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in industry segments overlaps. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. If our products were found to infringe a third party's proprietary rights, we could be required to enter into royalty or licensing agreements in order to continue to be able to sell our products. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business.

Employees

   As of October 31, 1999, we had a total of 188 employees. Of this total, 42 were in engineering, 76 were in sales and marketing, 43 were in professional services, including technical support and customer training, and 27 were in finance and administration. In addition, as of October 31, 1999, Digital Market had 49 employees, of which 23 were in engineering, 19 were in sales and marketing, 5 were in professional services and 2 were in finance and administration. We also retain independent contractors to support activities such as our professional services and product development. Our success depends on our ability to attract and retain qualified, experienced employees. None of our employees are represented by a collective bargaining unit, and we have never experienced a work stoppage. We consider our relations with our employees to be good.

Facilities

   Our headquarters are currently located in a leased facility in San Jose, California, consisting of approximately 43,000 square feet under a lease expiring in 2002 with expansion and renewal options, of which approximately 12,000 square feet is currently sublet to other tenants on short-term subleases. We have recently entered into a lease agreement expiring in 2005 for an additional approximately 34,000 square feet in a building adjoining our San Jose facility, beginning in March 2000. We also lease offices for sales and service personnel in eight locations in the United States as well as in Paris, France. We believe our current facilities will be adequate to meet our needs for the foreseeable future.

Legal Proceedings

   We are currently involved in litigation with Facilities Management International, a Southern California based systems integration company that filed a complaint against us in the Superior Court for the State of California, County of Orange, on February 19, 1999. The complaint alleges our interference with prospective economic advantage and unfair business practices in connection with our quote for services to one of our customers. We have responded by filing an answer that denies all allegations. Although the lawsuit seeks unspecified compensatory and punitive damages as well as injunctive relief, we have reached a preliminary agreement to settle the lawsuit for the sum of $21,500. If we do not finalize this settlement, we intend to continue to defend ourselves vigorously, and after consideration of the nature of the claims do not believe that resolution of this matter will harm our business. However, due to the inherently uncertain nature of litigation and the fact that discovery has yet to take place, we cannot determine the possible loss, if any, that we may ultimately incur either in the context of a trial or as a result of a negotiated settlement. Our defense of this litigation, regardless of its outcome, could result in the expenditure of significant financial and managerial resources.

   Digital Market is a party to two related lawsuits in federal court with PolyDyne Development Corporation:

   PolyDyne originally filed a Bill of Discovery on October 2, 1998, and filed a formal complaint on July 13, 1999, in the District Court of Travis County, Texas, which was removed to the United States District Court for the Western District of Texas on August 13, 1999. In its complaint, PolyDyne has alleged that Digital Market introduced its Digital Buyer software, a product that it alleges competes with PolyDyne's QuoteWin and SupplyWin software, under circumstances that it claims constituted trade secrets misappropriation, theft of trade secrets and conversion. Digital Market has responded by denying all allegations, and intends to defend itself vigorously.

   Related to this lawsuit, Digital Market filed suit on July 26, 1999 in the Federal District Court for the Northern District of California, alleging that PolyDyne made false, misleading and deceptive statements about Digital Market, involving accusations that Digital Market infringed PolyDyne's copyrights and trade secrets, resulting in commercial disparagement, trade libel, defamation and interference with Digital Market's prospective business relations. Digital Market seeks damages and declaratory relief. PolyDyne has answered the pleadings and brought counterclaims alleging theft of trade secrets, conversion and common law misappropriation.

   After consideration of the nature of the claims, we do not believe that resolution of these related matters will harm our business. However, due to the inherently uncertain nature of litigation, we cannot determine the possible loss, if any, that we may ultimately incur either in the context of a trial or as a result of a negotiated settlement. Our defense of this litigation, regardless of its outcome, could result in the expenditure of significant financial and managerial resources.

                                  MANAGEMENT

Executive Officers and Directors

   Our executive officers and directors and their ages as of October 31, 1999 are as follows:

Name                     Age Position
----                     --- --------
Bryan D. Stolle.........  41 Chairman of the Board, Chief Executive Officer, President and Director
Thomas P. Shanahan......  53 Executive Vice President, Chief Financial Officer, Secretary and Director
D. Kenneth Coulter......  54 Senior Vice President, Worldwide Field Operations
Scott R. Hammond........  37 Vice President, e-Procurement and e-Services
Gregory G. Schott.......  35 Vice President, Business Development
Carol B. Schrader.......  43 Vice President, Marketing
Dorothy O. Wise.........  38 Vice President, Development and Support
Klaus-Dieter Laidig.....  57 Director
Michael Moritz..........  44 Director
James L. Patterson......  61 Director
Nancy J. Schoendorf.....  44 Director

   Bryan D. Stolle is a co-founder of Agile and has served as our President and Chief Executive Officer and a member of our board of directors since our inception in March 1995. From 1987 to 1994, Mr. Stolle served as Director of Product and Strategic Marketing at Sherpa Corporation, a developer of enterprise product data management software. From 1983 to 1987, Mr. Stolle served as Marketing Officer at Rexcom Systems, a software company co-founded by Mr. Stolle. Mr. Stolle received a B.A. in Business Administration and an M.B.A. from the University of Texas at Austin.

   Thomas P. Shanahan is a co-founder of Agile and has been a member of our board of directors since our inception in March 1995. Since November 1997, Mr. Shanahan has served as Agile's Executive Vice President and Chief Financial Officer. From 1994 to 1997, Mr. Shanahan served as Vice President and Chief Financial Officer of Digital Generation Systems, Inc., a provider of digital distribution systems to the broadcast advertising industry. From 1993 to 1994, Mr. Shanahan served as Chief Financial Officer of Sherpa Corporation. Mr. Shanahan received a B.A. in Economics from Stanford University and an M.B.A. from Harvard University.

   D. Kenneth Coulter has served as Agile's Senior Vice President of Worldwide Field Operations since August 1999. From 1998 to 1999, Mr. Coulter served as President, and as Senior Vice President, Worldwide Sales, at TriStrata, Inc., a provider of network security software. From 1997 to 1998, Mr. Coulter served as Senior Vice President, Worldwide Sales, at Memco Software, a provider of network security software. From 1988 to 1997, Mr. Coulter served in various positions culminating in Executive Vice President, Worldwide Operations, at Informix Software, a provider of database software.

   Scott R. Hammond has served as Agile's Vice President of e-Procurement and e-Services since November, 1999, when Agile acquired Digital Market. From 1995 to 1999, Mr. Hammond was founder, President and Chief Executive Officer of Digital Market. Prior to that date, Mr. Hammond was co-founder and Director of Sales for EcoSystems Software, a provider of integrated systems management software tools. Mr. Hammond received a B.S. in Electrical Engineering from the University of Rochester and an M.B.A. from the Wharton School of Business.

   Gregory G. Schott has served as Agile's Vice President of Business Development since June 1999. From 1997 to 1999, Mr. Schott served as Vice President of Marketing at Digital Generation Systems, Inc., a provider of digital distribution systems to the broadcast advertising industry. From 1996 to 1997, Mr. Schott served as Vice President of Operations, from 1995 to 1996 as Director of Business Development and from 1994 to 1995 as Director of Operations, all at Digital Generation Systems. From 1991 to 1994, Mr. Schott served as a management consultant at The Boston Consulting Group. Mr. Schott received a B.S. in Mechanical Engineering from North Carolina State University and an M.B.A. from Stanford University.

   Carol B. Schrader has served as Agile's Vice President of Marketing since October 1997. In 1997, Ms. Schrader served as an independent consultant with Killarney Group. From 1995 to 1997, Ms. Schrader served as Director, Industry Development at Documentum, Inc., a provider of web content management solutions. From 1990 to 1995, Ms. Schrader served as Director, Market Development at Sherpa Corporation. Ms. Schrader received a B.A. in Business Management from Clarke College.

   Dorothy O. Wise has served as Agile's Vice President of Development and Support since March 1996. From 1994 to 1996, Ms. Wise served as Vice President, Quattro Pro Business Unit, at Novell, Inc., a provider of network services operating system software. Ms. Wise received a B.S.E. in Electrical Engineering and Computer Science from Princeton University.

   Klaus-Dieter Laidig has served as a director of Agile since 1998. Mr. Laidig has served as a management consultant with Laidig Business Consulting GmbH since 1998. From 1984 to 1997, Mr. Laidig served as General Manager of Hewlett-Packard GmbH. Mr. Laidig currently serves as a director of SAP AG, Henninger Braeu AG and several privately held companies. Mr. Laidig received an M.B.A. from the Pforzheim University of Applied Sciences in Germany.

   Michael Moritz has served as a director of Agile since 1996. Mr. Moritz has been a general partner of Sequoia Capital, a venture capital firm, since 1986. Mr. Moritz serves as a director of eToys, Inc., Flextronics International Ltd., Yahoo! Inc., WebVan Group, Inc. and several additional private companies. Mr. Moritz received an M.A. from Christ Church, Oxford.

   James L. Patterson has served as a director of Agile since 1996. Mr. Patterson has been an independent consultant since 1989. Mr. Patterson currently serves as a director of Latitude Communications, Inc., a provider of integrated voice and data conferencing solutions, and several privately held companies. Mr. Patterson received a B.S. in Electrical Engineering from the University of Colorado.

   Nancy J. Schoendorf has served as a director of Agile since 1995. Ms. Schoendorf has been a general partner of Mohr, Davidow Ventures, a venture capital firm, since 1994, and a Managing Partner since 1997. Prior to joining Mohr, Davidow Ventures, Ms. Schoendorf spent 17 years in the computer industry including management positions with Hewlett-Packard, Software Publishing Corporation and Sun Microsystems. Ms. Schoendorf currently serves as a director of Actuate Software Corp., a provider of enterprise reporting software solutions and several privately held companies. Ms. Schoendorf received a B.S. in Computer Science from Iowa State University and an M.B.A. from Santa Clara University.

Board of Directors

   The terms of the board of directors are divided into three classes:
Class I, whose term will expire at the annual meeting of stockholders to be held in 2000; Class II, whose term will expire at the annual meeting of stockholders to be held in 2001; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2002. The Class I directors are Mr. Moritz and Mr. Laidig, the Class II directors are Ms. Schoendorf and Mr. Patterson, and the Class III directors are Mr. Stolle and Mr. Shanahan. At each annual meeting of stockholders after the initial classification, the successors to directors whose term expires will be elected to serve a term of three years. This classification of directors may have the effect of delaying or preventing changes in our control.

Board Committees

   Audit Committee. The board of directors has established an audit committee consisting of Mr. Laidig and Mr. Moritz. The audit committee reviews with our independent accountants the scope and timing of their audit services and any other services that they are asked to perform, the independent accountants' report on our consolidated financial statements following completion of their audit, and our policies and procedures with respect to internal accounting and financial controls. In addition, the audit committee makes annual recommendations to our board of directors for the appointment of independent accountants for the ensuing year.

   Compensation Committee. The board of directors has established a compensation committee consisting of Mr. Patterson and Ms. Schoendorf. The compensation committee makes recommendations to the board concerning salaries and incentive compensation for our officers and employees and administers our employee benefit plans.

Director Compensation

   Our directors do not receive any cash compensation for their services as directors but are reimbursed for their reasonable travel expenses in attending meetings of the board of directors. Our directors are eligible to participate in our 1995 Stock Option Plan and employee-directors are able to participate in our 1999 Employee Stock Purchase Plan. Mr. Laidig received an option to purchase 50,000 shares of common stock at an exercise price of $2.65 per share when he joined the board of directors in November, 1998.

Compensation Committee Interlocks and Insider Participation

   No interlocking relationship exists between any member of our board of directors or our compensation committee and any member of the board of directors or compensation committee of any other company, and no such relationship has existed in the past. Prior to the creation of our compensation committee in May 1999, all compensation decisions were made by our full board. Neither Mr. Stolle nor Mr. Shanahan participated in discussions by our board with respect to his compensation.

Employment Contracts, Termination of Employment and Change of Control
Arrangements

   None of our executive officers is employed under an employment agreement with significant contractual severance provisions. However, if any of our executives is terminated without cause during the eighteen months following a change of control, then vesting of all options to purchase our common stock held by these employees will accelerate.

Executive Compensation

   The following table presents information for the fiscal years ended April 30, 1997, 1998 and 1999 regarding the compensation paid to our chief executive officer and each of our other highest-paid executive officers whose total salary and bonus exceeded $100,000 for the fiscal year ended April 30, 1999:

                          Summary Compensation Table

                                                      Long Term
                                                    Compensation
                              Annual Compensation      Awards
                             --------------------- ---------------
                                                     Securities
                                                     Underlying     All Other
Name and Principal Position  Year  Salary   Bonus  Options/SARs(#) Compensation
---------------------------  ---- -------- ------- --------------- ------------
Bryan D. Stolle............. 1999 $159,997 $50,000     125,000        $4,000
 Chairman and Chief
  Executive Officer          1998  150,000  20,000      56,750         2,025
                             1997  109,992      --          --         1,083

Thomas P. Shanahan.......... 1999  146,664  29,735      25,000            --
 Chief Financial Officer(1)  1998   52,494  17,500      30,000            --
                             1997       --      --     145,000            --




Carol B. Schrader........... 1999  114,000  19,000      32,000            --
 Vice President,
  Marketing(2)               1998   55,250      --      53,000            --
                             1997       --      --          --            --

Dorothy O. Wise............. 1999  138,000  41,669      25,000            --
 Vice President, Development
  and Support                1998  138,403  26,000      35,000            --
                             1997  138,000  24,000          --            --

--------
(1) Mr. Shanahan joined Agile in November 1997.

(2) Ms. Schrader joined Agile in October 1997.

Option Grants in Last Fiscal Year

   The following table designates each grant of stock options during the fiscal year ended April 30, 1999 to our chief executive officer and each of our other highest-paid executive officers. All of these options were granted under our 1995 Stock Option Plan. Each of these options has been exercised, but the shares purchased under these options are subject to repurchase by us at the original exercise price paid per share upon the optionee's cessation of service with us prior to vesting of the shares. Our repurchase right lapses and the optionee vests in 20% of his or her option shares upon completion of 12 months of service from the vesting start date and vests in the balance in a series of equal monthly installments over the next four years of service. Vesting of the option shares will fully accelerate upon a change in our control and involuntary termination of the employee's services during the subsequent 18 months.

   The percentages in the column entitled "Percent of Total Options Granted to Employees in Fiscal 1999" are based on an aggregate of 978,275 options granted to our employees under our 1995 Stock Option Plan during the fiscal year ended April 30, 1999. The exercise price of each option is equal to the fair market value of our common stock as determined by the board of directors on the date of grant, taking into account the purchase price paid by investors for shares of our preferred stock, the liquidation preferences and other rights, privileges and preferences associated with the preferred stock and an evaluation by the board of directors of our revenues, operating history and prospects.

   The potential realizable value is calculated based on the ten-year term of the option at the time of grant. For purposes of these columns, we assumed stock price appreciation of 5% and 10% as required by the Securities and Exchange Commission. These rates of appreciation do not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the estimated fair market value on the date of grant, based upon the initial public offering price of $21.00 per share, appreciates at the indicated rate for the entire term of the options and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.




                                         Individual Grants
                            --------------------------------------------- Potential Realizable Value
                            Number of   Percent of                        at Assumed Annual Rates of
                            Securities Total Options                      Stock Price Appreciation
                            Underlying  Granted to   Exercise                for Option Term
                             Options   Employees in    Price   Expiration -------------------------
   Name                      Granted    Fiscal 1999  ($/Share)    Date        5%            10%
   ----                     ---------- ------------- --------  ---------- ----------     ----------
   Bryan D. Stolle.........   33,333        3.4%      $3.00      3/26/09  $1,040,216     $1,715,603
                              91,667        9.4        3.00      3/26/09   2,860,633      4,717,971
   Thomas P. Shanahan......   25,000        2.6        2.50      8/25/08     792,670      1,299,215
   Carol B. Schrader.......   22,000        2.3        2.35       7/8/08     700,849      1,146,609
                              10,000        1.0        2.65     11/17/08     315,568        518,186
   Dorothy O. Wise.........   25,000        2.6        2.65     11/17/08     788,920      1,295,465

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

   The following table presents for our chief executive officer and each of our other highest-paid executive officers the number of options exercised during the fiscal year ended April 30, 1999 and the number and value of securities underlying unexercised options that are held by our chief executive officer and each of our other highest-paid executive officers as of April 30, 1999. Each of the options listed in the table is immediately exercisable. The shares purchased under the options may be repurchased by us at the original exercise price paid per share if the optionee ceases service with us before vesting in the shares. The heading "Vested" refers to shares no longer subject to repurchase; the heading "Unvested" refers to shares subject to repurchase as of April 30, 1999. The numbers in the column entitled "Value of Unexercised In-the-Money Options at April 30, 1999" are based on the initial public offering price of $21.00 per share and net of the exercise price payable for these shares.

                                                        Number of
                                                       Securities         Value of
                                                       Underlying        Unexercised
                                                       Unexercised      In-The-Money
                              Shares                   Options at        Options at
                            Acquired on              April 30, 1999  April 30, 1999 ($)
                             Exercise      Value     --------------- ---------------------
   Name                         (#)     Realized ($) Vested Unvested Vested    Unvested
   ----                     ----------- ------------ ------ -------- -------- ------------
   Bryan D. Stolle.........       --      $    --        -- 175,000        --   $3,227,500
   Thomas P. Shanahan......       --           --        --  25,000        --      462,500
   Carol B. Schrader.......   22,000       51,700        --  10,000        --      183,500
   Dorothy O. Wise.........       --           --        --  25,000        --      458,750

Stock Plans

   1995 Stock Option Plan. Our 1995 stock option plan was approved by our board of directors in May 1995 and by our stockholders in January 1996. The plan provides for the grant of incentive stock options, within the meaning of
Section 422 of the Internal Revenue Code, to employees, and for grants of nonstatutory stock options and stock issuances to employees, including officers, non-employee directors and consultants.

   The plan is currently administered by the compensation committee. Subject to the provisions of the plan, the board or its committee has the authority to select the persons to whom options or stock issuances are granted and determine the terms of each option or stock issuance, including:

  . the number of shares of common stock covered by the option or stock issuance;

  . when the option becomes exercisable or when the stock issuance vests;

  . the per share option exercise price, which in the case of incentive stock options must be at least equal to the fair market value of a share of common stock on the grant date or 110% of such fair market value for incentive stock options granted to 10% stockholders, and, in the case of nonstatutory stock options, must be at least 85% of the fair market value of a share of common stock on the grant date; and

  . the duration of the option, which for incentive stock options may not exceed ten years, or, with respect to incentive stock options granted to 10% stockholders, five years.

   Generally, options granted under the plan are immediately exercisable. Options and stock issuances granted under the plan generally vest over five years, although the board or its committee may specify a different vesting schedule for a particular grant. Options granted under the plan are non-transferable other than by will or the laws of descent and distribution; provided, however that the board or its committee may provide that nonstatutory stock options are transferable for estate planning purposes, subject to applicable law. Unvested shares issued pursuant to a stock issuance are generally non-transferrable.

   In the event of a change in control of Agile, the acquiring or successor corporation may either assume the outstanding options granted under the plan or replace the options with a cash incentive program that is paid out in accordance with the original vesting schedule and that preserves the spread on the unvested shares subject to the options. If the options or stock issuances are not assumed or replaced by the acquiring or successor corporation, then the shares subject to each option outstanding under the plan at the time of the change in control shall automatically vest in full, and then expire.

   Currently, the maximum number of shares issuable under the plan is 5,375,000. The share reserve will automatically be increased on the first day of each fiscal year beginning on and after May 1, 2000 by the lesser of 500,000 shares per year, 5% of the number of shares of our common stock that was issued and outstanding on the last day of the preceding fiscal year, or a lesser number of shares determined by the board of directors. As of October 31, 1999, options to purchase a total of 1,834,525 shares at a weighted average exercise price of $8.25 per share were outstanding and 1,125,419 shares were available for future option grants.

   Digital Market Options. In connection with our acquisition of Digital Market, we assumed the outstanding options that were granted under the Digital Market 1995 Stock Plan. The assumed options were converted into options to purchase 10,758 shares of our common stock. As of November 24, 1999, all of the assumed options remained outstanding. Generally, the assumed Digital Market options become exercisable as the underlying shares vest, and options generally vest over four years. No additional options will be granted under the Digital Market plan.

   1999 Employee Stock Purchase Plan. The board of directors adopted our 1999 employee stock purchase plan in June 1999, which was approved by the stockholders in August 1999. We have reserved a total of 500,000 shares of common stock for issuance under the 1999 employee stock purchase plan, none of which have been issued as of the effective date of this offering. The share reserve will automatically be increased on May 1, 2000 and on each May 1 thereafter until and including May 1, 2009, by an amount equal to the lesser of 500,000 shares per year, 2% of our outstanding common stock on the last day of the immediately preceding fiscal year, or such lesser number of shares as determined by the board of directors.

   The employee stock purchase plan is intended to qualify under Section 423 of the Internal Revenue Code. The plan will be administered by our compensation committee. Employees, including officers and employee directors, of Agile or any subsidiary designated by the board for participation in the plan, are eligible to participate in the plan if they are customarily employed for more than 20 hours per week and more than five months per year. Eligible employees may begin participating at the start of any offering period.

   The first offering period will run for approximately 24 months and will be divided into four consecutive purchase periods of approximately six months. The first offering period and the first purchase period commenced on August 19, 1999 and will terminate on the last day of August, 2001. Subsequent offering periods will generally have a duration of approximately 6 months. Offering periods after the initial offering period will commence on the first day of March and September of each year. The board may change the dates or duration of one or more offering periods, but no offering may exceed 27 months.

   The employee stock purchase plan permits eligible employees to purchase common stock through payroll deductions at a price no less than 85% of the lower of the fair market value of the common stock on (a) the first day of the offering, or (b) the purchase date. Participants generally may not purchase more than 1,000 shares in a six-month offering period or stock having a value greater than $25,000 in any calendar year as measured at the beginning of the offering period. In the event of a change in control of Agile, the board may accelerate the purchase date of the then current offering period to a date prior to the change in control, unless the acquiring or successor corporation assumes or replaces the purchase rights outstanding under the employee stock purchase plan. Our board of directors may amend or terminate the 1999 employee stock purchase plan at any time.

401(k) Plan

   Agile provides a tax-qualified employee savings and retirement plan, commonly known as a 401(k) plan, which covers its eligible employees. Under the 401(k) plan, employees may elect to reduce their current annual compensation up to the lesser of 20% or the statutorily prescribed annual limit, which is $10,000 in calendar year 1999, and have the amount of the reduction contributed to the 401(k) plan. The 401(k) plan does not currently permit additional matching contributions to the 401(k) plan by Agile on behalf of the participants in the 401(k) plan. The 401(k) plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code, so that contributions by Agile or its employees to the 401(k) plan, and income earned on such contributions, are not taxable to employees until withdrawn from the 401(k) plan, and so that contributions by Agile, if any, will be deductible by Agile when made. The trustee of the 401(k) plan invests the assets of the 401(k) plan in the various investment options as directed by the participants.

Limitation of Liability and Indemnification

   As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

  . any breach of the director's duty of loyalty to us or our stockholders;

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; or

  . any transaction from which the director derived an improper personal benefit.

   Our certificate of incorporation allows us to indemnify our officers, directors and other agents to the full extent permitted by Delaware law. We have entered into indemnification agreements with each of our directors and officers that are, in some cases, broader than the specific indemnification provisions permitted by Delaware law, and that may provide additional procedural protection. The indemnification agreements require us, among other things, to:

  . indemnify officers and directors against certain liabilities that may arise because of their status as officers or directors;

  . advance expenses, as incurred, to officers and directors in connection with a legal proceeding, subject to limited exceptions; or

  . obtain directors' and officers' insurance.

   Our bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether Delaware law would permit indemnification, and to provide indemnification in circumstances in which indemnification is otherwise discretionary under Delaware law. We have purchased a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

   At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

                             CERTAIN TRANSACTIONS

   Since May 1, 1996 there has been no transaction or series of transactions to which we were a party involving $60,000 or more and in which any director, executive officer or holder of more than 5% of our capital stock had a material interest other than the transactions described below.

Sales of Preferred Stock to Insiders

   Since inception in March 1995, we have issued shares of preferred stock, in private placement transactions to the following persons who are executive officers, directors or principal stockholders of Agile:


                          Series A  Series B  Series C  Series D  Series E  Series F
                          Preferred Preferred Preferred Preferred Preferred Preferred
Investor                    Stock     Stock     Stock     Stock     Stock     Stock
--------                  --------- --------- --------- --------- --------- ---------
Entities affiliated with
 Sequoia Capital........   150,000         -- 2,275,000  322,000   334,672   148,148
Entities affiliated with
 Mohr, Davidow
 Ventures...............    30,000  2,825,000 1,225,000  448,000   565,424    74,074
Entities affiliated with
 James L. Patterson.....        --         --    75,000       --    14,011    14,816
Affiliates of Bryan D.
 Stolle.................   185,000         --        --       --        --        --
Thomas P. Shanahan......    85,000         --        --       --        --        --

   The preferred stock purchased by these directors and affiliates was purchased on the same terms and conditions as the preferred stock purchased by other investors. The preferred stock is convertible into common stock at the rate of one share of common stock for each share of preferred stock.

   In April, 1995, we issued a total of 1,150,000 shares of Series A preferred stock and in May 1995 we issued 82,500 shares of Series A Preferred Stock at a purchase price of $.10 per share. The purchasers of the Series A Preferred Stock originally included various private individuals including Thomas P. Shanahan, Chief Financial Officer and a director of Agile, and relatives of Bryan Stolle, Chairman and Chief Executive Officer of Agile. Subsequently, entities affiliated with Sequoia Capital and Mohr, Davidow Ventures purchased the shares of Series A preferred stock reflected in the table above from some of these private individuals.

   In June 1995, we issued a total of 2,937,995 shares of Series B preferred stock at a purchase price of $.354 per share. In January 1996, we issued 3,500,000 shares of Series C preferred stock and in October 1996 we issued 75,000 shares of Series C preferred stock at a purchase price of $1.16 per share. In February 1997, we issued 1,350,000 shares of Series D preferred stock at a purchase price of $2.964 per share. In November 1997, we issued 1,000,000 shares of Series E preferred stock at a purchase price of $5.00 per share. In June 1998, we issued 1,777,778 shares of Series F preferred stock at a purchase price of $6.75 per share.

   The entities affiliated with Sequoia Capital are together considered a greater than 5% stockholder of Agile. Mr. Michael Moritz, a director of Agile, is a general partner of Sequoia Capital. Entities affiliated with Mohr, Davidow are together considered a greater than 5% stockholder of Agile. Ms. Nancy Schoendorf, a director of Agile, is a general partner of Mohr, Davidow. Mr. James Patterson is a director of Agile, Mr. Bryan Stolle is Chairman and Chief Executive Officer of Agile, and Mr. Thomas Shanahan is Chief Financial Officer and a director of Agile.

   All of our shares of preferred stock converted to common stock upon the occurrence of our initial public offering in August 1999.

Loans to Executive Officers and Directors

   On November 17, 1997, we loaned $31,800 to Carol B. Schrader, our Vice President, Marketing, in connection with the purchase of 53,000 shares of our common stock for $.60 per share upon exercise of stock options. The note accrues interest at the rate of 6.14% per year and is due on November 17, 2001. This note was repaid on November 15, 1999. On August 4, 1998, we loaned $51,700 to Ms. Schrader, in connection with the purchase of 22,000 shares of our common stock for $2.35 per share upon exercise of stock options. This note accrues interest at the rate of 5.68% per year, and is due on August 4, 2003. On November 17, 1997, we loaned $5,475 to Eric Schrader, an affiliate of Carol Schrader, in connection with the purchase of 9,125 shares of our common stock for $.60 per share upon exercise of stock options. The note accrues interest at the rate of 6.14% per year and is due on November 17, 2001. The principal amounts of each of these notes remain outstanding. Each of these loans are full recourse and secured by a pledge of the stock purchased upon exercise of the stock option.

   On November 12, 1999, we made an unsecured loan in the amount of $25,000 to Ms. Schrader. The loan accrues interest at the rate of 6.00% per year and is due on the earlier to occur of the termination of Ms. Schrader's employment with Agile, sale by Ms. Schrader of any Agile common stock, or at the rate of $250.00 per semi-monthly pay period beginning July 1, 2000. The loan to Ms. Schrader was not made in connection with the exercise of stock options.

   On June 1, 1999, we loaned $132,500 to Klaus-Dieter Laidig, one of our directors, in connection with the purchase of 50,000 shares of our common stock for $2.65 per share upon exercise of stock options. The note accrues interest at the rate of 4.84% per year, and is due on June 1, 2004. The principal amount of the note remains outstanding. This loan is full recourse and is secured by a pledge of the stock purchased upon exercise of the stock option.

   All loan amounts outstanding as of October 31, 1999 are reflected as a reduction of equity in the consolidated balance sheet.

Indemnification

   We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See "Management--Limitation of Liability and Indemnification" on page 57 for additional information regarding these indemnification agreements and provisions in our charter documents requiring us to indemnify our officers and directors.

Conflict of Interest Policy

   We believe that all transactions with our directors, officers and principal stockholders described above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. A majority of the disinterested outside directors on our board of directors approves all transactions between Agile and our officers, directors, principal stockholders and their affiliates. Any similar transactions will continue to be on terms no less favorable to us than we could have obtained from unaffiliated third parties.

                      PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth the beneficial ownership of our common stock as of October 31, 1999 and as adjusted to reflect the sale of the shares of common stock offered hereby by:

  . the chief executive officer, each of the executive officers named in the summary compensation table and each of our directors;

  . all executive officers and directors as a group;

  . each person or entity who is known by us to beneficially own more than 5% of our outstanding common stock; and

  . each selling stockholder.

   Unless otherwise indicated, the address for each of the named individuals is c/o Agile Software Corporation, One Almaden Boulevard, San Jose, California 95113. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

   Applicable percentage ownership in the table is based on 21,367,200 shares of common stock outstanding as of October 31, 1999, assuming the issuance of 611,765 shares of common stock in connection with our acquisition of Digital Market and the exercise of warrants to purchase 57,190 shares of our common stock, and 22,617,200 shares outstanding immediately following the completion of this offering, assuming the underwriters' over-allotment option is not exercised. Of the total shares outstanding, 1,058,654 shares are subject to our right of repurchase. Beneficial ownership is determined under the rules and regulations of the Securities and Exchange Commission. Shares of common stock subject to options or warrants that are presently exercisable or exercisable within 60 days of October 31, 1999 are deemed outstanding for the purpose of computing the percentage ownership of the person or entity holding options or warrants, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity. Entries denoted by an asterisk represent an amount less than 1%.

                                                                  Shares
                                       Shares               Beneficially Owned
                                 Beneficially Owned               After
                                 Prior to Offering               Offering
                                 ------------------ Shares  ------------------
Name and Address of Beneficial                       Being
Owner                              Number   Percent Offered   Number   Percent
------------------------------   ---------- ------- ------- ---------- -------

Executive Officers and
Directors:
Bryan D. Stolle(1)..............    999,750   4.6%   70,000    929,750   4.1%
Thomas P. Shanahan(2)...........    435,000   2.0    40,000    395,000   1.7
Scott R. Hammond................     90,004    *      9,169     80,835    *
Carol B. Schrader(3)............    205,000    *     20,000    185,000    *
Dorothy O. Wise(4)..............    243,000   1.1    15,000    228,000   1.0
James L. Patterson(5)...........    122,627    *        --     122,627    *
Nancy J. Schoendorf(6)..........  5,280,493  24.7    39,210  5,241,283  23.2
  c/o Mohr, Davidow Ventures
  2775 Sand Hill Road
  Building 1, Suite 240
  Menlo Park, CA 94025
Michael Moritz(7)...............  3,229,820  15.1       --   3,229,820  14.3
  c/o Sequoia Capital
  3000 Sand Hill Road
  Building 4, Suite 280
  Menlo Park, CA 94025
Klaus-Dieter Laidig(8)..........     50,000    *        --      50,000    *
All executive officers and
 directors
  as a group (11 persons)(9).... 10,781,887  48.6   193,379 10,588,508  45.2

                                       Shares                    Shares
                                    Beneficially              Beneficially
                                   Owned Prior to              Owned After
                                      Offering                  Offering
                                  ----------------- Shares  -----------------
Name and Address of Beneficial                       Being
Owner                              Number   Percent Offered  Number   Percent
------------------------------    --------- ------- ------- --------- -------

Principal Stockholders:

Entities affiliated with Mohr
 Davidow Ventures(10)...........  5,280,493  24.7%  39,210  5,241,283  23.2%
  2775 Sand Hill Road
  Building 1, Suite 240
  Menlo Park, CA 94025
Entities affiliated with Sequoia
 Capital(11)....................  3,229,820  15.1      --   3,229,820  14.3
  3000 Sand Hill Road
  Building 4, Suite 280
  Menlo Park, CA 94025
Entities affiliated with
 Integral Capital(12)...........    593,000   2.8      --     593,000   2.6
  2750 Sand Hill Road
  Menlo Park, CA 94025
Entities affiliated with Accel
 Partners(13)...................  1,028,115   4.8      --   1,028,115   4.5
  428 University Avenue
  Palo Alto, CA 94301
Dell U.S.A., L.P., a Texas
 Limited Partnership............    256,016   1.2      --     256,016   1.1
  One Dell Way
  Round Rock, TX
Flextronics International,
 Ltd............................    256,016   1.2      --     256,016   1.1
  2090 Fortune Way
  San Jose, CA 95131
Avnet, Inc/Marshall Industries..    153,609    *       --     153,609    *
  9320 Telstar Avenue
  El Monte, CA 91731

Other Selling Stockholders:

Entities affiliated with Charter
 Growth Capital(14).............    296,000   1.4   45,000    251,000   1.1
  525 University Avenue, Suite
   1500
  Palo Alto, CA 94301
George A. Needham(15)...........    258,000   1.2   45,000    213,000    *
  c/o Needham Capital Partners
  445 Park Avenue
  New York, NY 10022
Comdisco, Inc.(16)..............    158,301    *    92,190     66,111    *
  6111 North River Road
  Rosemont, Illinois 60018
Carlos L. Camacho (17)..........    365,000   1.7   36,000    329,000   1.5
Joseph J. Fazio (18)............    357,500   1.7   36,000    321,500   1.4
Matthias F. Moran...............    337,916   1.6   75,000    262,916   1.2
  90 Parkridge Drive #7
  San Francisco, CA 94131
Stanford A. Smith...............    150,000    *    25,000    125,000    *
  67 Lowell Road
  Wellesley, MA 02481
Wiley L. Carter.................    110,000    *    30,000     80,000    *
  164 E. Dana Street
  Mountain View, CA 94041-2229
Cheryl A. Breetwor..............    100,000    *    55,000     45,000    *
  12681 Mira Loma Way
  Los Altos, CA 94024
C. Duane Wilson.................     90,000    *    10,000     80,000    *
  7746 Deer Trail Place
  Dallas, TX 75238
Carl D. Wilson..................     85,250    *    12,500     73,750    *
  3410 Augusta
  Rockwall, TX 75087
Alvar J. Green..................     80,000    *    25,000     55,000    *
  2661 Kekaa Drive
  Lahaina, HI 96761
James Lawson....................     50,853    *    25,000     25,853    *
  102 Lake Cliffe Court
  Cary, NC 27513
Edward M. Leonard...............     50,000    *    23,500     26,500    *
  950 Tower Lane, 18th Floor
  Foster City, CA 94404-2130

                                Shares                   Shares
                             Beneficially             Beneficially
                            Owned Prior to             Owned After
                               Offering                 Offering
                           ---------------- Shares  -----------------
Name and Address of                          Being
Beneficial Owner            Number  Percent Offered  Number   Percent
-------------------        -------- ------- ------- --------- -------

Vanda Stolle.............    75,000    *     21,000    54,000    *
  7518 Del Monte
  Houston, TX 77063
Stuart P. Silverman(19)..    45,000    *     22,500    22,500    *
  870 Boyce Avenue
  Palo Alto, CA 94301
Carlos R. Camacho........    25,000    *     10,000    15,000    *
  10425 SW 112 Av Apt 208
  Miami, FL 33176
Elena Moran..............    25,000    *     10,000    15,000    *
  4 Canterbury Hill
  Tyler Hill
  Canterbury, Kent CT29LS
   UK
Andrew Leonard...........     1,500    *      1,500       --    --
  750 Saginaw Dr.
  Redwood City, CA 94063
Cynthia Leonard..........     1,500    *      1,500       --    --
  1005 Sansome St., Suite
   242
  San Francisco, CA 94111
Vaughn R. Bennion........     2,704    *      1,097     1,607    *
  5239 Vista Grande Ave.
  Santa Rosa, CA 94503
Steven E. Bochner........       332    *        153       179    *
  499 W. Portola Ave.
  Los Altos, CA 94022
Che Family Trust.........     6,602    *      2,747     3,855    *
  Her-daw Che, Trustee
  19976 Price Ave.
  Cupertino, CA 95104
Chiang-Fa and Chi-Wei
 Hwang...................    11,870    *      5,310     6,560    *
  7667 Berland Court
  Cupertino, CA 95104
Wongfratis Investment
 Company,................    50,934    *      2,000    48,934    *
  a California General
   Partnership
  51 Jordan Place
  Palo Alto, CA 94304
WS Investment Company
 95B.....................     1,794    *        829       965    *
  650 Page Mill Road
  Palo Alto, CA 94304
Altos Ventures I, L.P....    58,195    *     26,493    31,702    *
  2882 Sand Hill Road,
   Ste. 100
  Menlo Park, CA 94025
Victoria Ann Bennion.....       121    *         56        65    *
  1672 Greenwich St.
  San Francisco, CA 94123
Caran Establishment......    13,337    *      4,631     8,706    *
  Ancar Company
  244 California Street,
   Ste. 310
  San Francisco, CA 94111
Marshall G. Cox..........     1,645    *        454     1,191    *
  15720 Glen Una Drive
  Los Altos, CA 95030
Robert A. Fildes ........     2,773    *        900     1,873    *
  905 Pepperwood Drive
  Danville, CA 94506
Andrew Hwang.............       604    *        279       325    *
  7667 Berland Ct.
  Cupertino, CA 95014
Ironwood Capital, LLP....     1,645    *        454     1,191    *
  2241 Lundy Ave.
  San Jose, CA 95131

                                             Shares                 Shares
                                          Beneficially           Beneficially
                                         Owned Prior to          Owned After
                                            Offering    Shares     Offering
                                         --------------  Being  --------------
Name and Address of Beneficial Owner     Number Percent Offered Number Percent
------------------------------------     ------ ------- ------- ------ -------

Jerry P. Machle.........................  1,458    *       552     906    *
  2295 Mimosa Court
  Los Altos, CA 94024
Roy S. Mollard..........................    822    *       227     595    *
  13977 Albar Court
  Saratoga, CA 95070
Sointu Limited..........................    821    *       226     595    *
  465 Loom Court
  Bodega Bay, CA 94923
Robert G. Todd..........................  3,649    *       454   3,195    *
  10350 West Loyola Drive
  Los Altos, CA 94024
Trinity V Side-by-Side Fund, L.P........  2,473    *     1,144   1,329    *
  3000 Sand Hill Road
  Building 1, Ste. 240
  Menlo Park, CA 94025
Trinity Ventures V, L.P................. 43,025    *    19,577  23,448    *
  3000 Sand Hill Road
  Building 1, Ste. 240
  Menlo Park, CA 94025
United Overseas Bank Venture............ 20,533    *     9,496  11,037    *
  Investments II, Ltd.
  80 Raffles Place
  10th Storey
  UOB Plaza 1
  048624 Singapore
United Overseas Bank Venture............ 43,246    *    20,000  23,246    *
  Investments, Ltd.
  80 Raffles Place
  10th Storey
  UOB Plaza 1
  048624 Singapore
United Overseas Bank Venture............  4,438    *     1,557   2,881    *
  Management Pte., Ltd.
  80 Raffles Place
  10th Storey
  UOB Plaza 1
  048624 Singapore
Zhi Yi..................................    415    *       115     300    *
  214 Greenoaks Drive
  Atherton, CA 94027
The Zelencick 1996 Trust................  1,232    *       340     892    *
  155 Crest Road
  Woodside, CA 94062
Highland Capital Partners III LP........ 43,938    *    20,011  23,927    *
  Two International Place
  Boston, MA 02110-4104
Highland Entrepreneurs' Fund III LP.....  1,830    *       833     997    *
  Two International Place
  Boston, Ma 02110-4104
Menlo Ventures VII, L.P................. 96,116    *    53,319  42,797    *
  3000 Sand Hill Road
  Menlo Park, CA 94025
Menlo Entrepreneurs Fund VII, L.P.......  4,036    *     1,838   2,198    *
  3000 Sand Hill Road
  Menlo Park, CA 94025
Red Rock Ventures, L.P..................    610    *       277     330    *
  10350 West Loyola Drive
  Los Altos, CA 94024
Ernst & Young Foundation................ 49,104    *    27,515  21,589    *
  125 Chubb Avenue
  Lindhurst, NJ 07071

                                        Shares                   Shares
                                     Beneficially             Beneficially
                                    Owned Prior to             Owned After
                                       Offering                 Offering
                                    --------------- Shares  -----------------
Name and Address of Beneficial                       Being
Owner                               Number  Percent Offered  Number   Percent
------------------------------      ------- ------- ------- --------- -------

Saint Francis High School..........     751    *       347        404    *
  1885 Miramonte Avenue
  Mountain View, CA 94040-4098
Imperial Bank......................   3,677    *     1,700      1,977    *
  2460 Sand Hill Road, Ste. 102
  Menlo Park, CA 94025

--------
 (1) Includes 18,750 shares held by Bryan D. Stolle as Custodian for Jacob N. Stolle under UCAUTMA, 18,750 shares held by Bryan D. Stolle as Custodian for Wilson E. Stolle under UCAUTMA, 100,000 shares held by the Deborah S. Stolle Annuity Trust dated 8/18/99, 100,000 shares held by the Bryan D. Stolle Annuity Trust dated 8/18/99, 1,000 shares held by Bryan D. Stolle as Custodian for Caroline Stolle under UCAUTMA, 1,000 shares held by Bryan D. Stolle as Custodian for Michael Pettit under UCAUTMA, and 1,000 shares held by Bryan D. Stolle as Custodian for Jonathan Parlicek under UCAUTMA. Also includes 175,000 shares subject to options that are immediately exercisable.

 (2) Includes 59,167 shares subject to a right of repurchase in favor of Agile which lapses over time. Also includes 15,000 shares held by Robert M. Smelick as Custodian for Thomas A. Shanahan, 15,000 shares held by Robert
     M. Smelick as Custodian for Kelly J. Shanahan, 15,000 shares held by Robert M. Smelick as Custodian for Patrick L. Shanahan, 5,000 shares held by the Thomas Alan Shanahan Trust, 5,000 shares held by the Kelly Jean Shanahan Trust, and 5,000 shares held by the Patrick Lee Shanahan Trust, and 325,000 shares held by Thomas P. Shanahan and Robyn Lynn Shanahan, Trustees of the Shanahan Family Trust u/d/t dated April 15, 1997. Also includes 50,000 shares subject to options that are immediately exercisable.

 (3) Includes 53,000 shares subject to a right of repurchase in favor of Agile which lapses over time. Also includes 74,725 shares subject to options that are immediately exercisable and 45,275 shares held by Eric Schrader.

 (4) Includes 49,000 shares subject to a right of repurchase in favor of Agile which lapses over time. Also includes 40,000 shares subject to options that are immediately exercisable.

 (5) Includes 73,011 shares held directly by James L. Patterson, 34,800 shares held by The Patterson Grandchildren's Trust, of which James L. Patterson is trustee, and 14,816 shares held by The Patterson Family Trust, of which James L. Patterson is trustee.

 (6) Ms. Schoendorf is a general partner of Mohr, Davidow Ventures, and is a director of Agile. Represents 216,284 shares held by MDV IV Entrepreneurs Network Fund, L.P., and 5,064,209 shares held by Mohr, Davidow Ventures IV, L.P. Ms. Schoendorf disclaims beneficial ownership of shares held by these entities, except to the extent of her proportional pecuniary interest arising from her partnership interest in Mohr, Davidow Ventures.

 (7) Mr. Moritz is a general partner of the general partners of the entities affiliated with Sequoia Capital and is a director of Agile. Represents 109,880 shares held by Sequoia 1995, 2,080 shares held by Sequoia 1997, 318,074 shares held by Sequoia Capital Growth Fund, 2,631,214 shares held by Sequoia Capital VI, 20,302 shares held by Sequoia Technology Partners III, 144,572 shares held by Sequoia Technology Partners VI, and 3,698 shares held by SQP 1997. SC VIII Management, LLC exercises investment and voting power over the shares held by Sequoia 1997. Mr. Moritz disclaims beneficial ownership of shares held by these entities, except to the extent of his proportional pecuniary interest arising from his partnership interest in the general partner of the general partners of the entities affiliated with Sequoia Capital. Mr. Moritz does not hold sole voting or investment power in any of these entities.

 (8) Represents shares subject to options that are immediately exercisable.

 (9) Shares listed as held by all directors and executive officers as a group include 802,000 shares subject to options that are immediately exercisable.

(10) Represents 216,284 shares held by MDV IV Entrepreneurs Network Fund, L.P., and 5,064,209 shares held by Mohr, Davidow Ventures IV, L.P. Ms. Schoendorf, a director of Agile, is a general partner of Mohr, Davidow Ventures. The 50,000 shares are being sold by Mohr Davidow Ventures IV, L.P.

(11) Represents 109,880 shares held by Sequoia 1995, 2,080 shares held by Sequoia 1997, 318,074 shares held by Sequoia Capital Growth Fund, 2,631,214 shares held by Sequoia Capital VI, 20,302 shares held by Sequoia Technology Partners III, 144,572 shares held by Sequoia Technology Partners VI, and 3,698 shares held by SQP 1997. SC VIII Management, LLC exercises investment and voting power over the shares held by Sequoia 1997. Mr. Moritz, a director of Agile, is a general partner of the general partners of the entities affiliated with Sequoia Capital.

(12) Represents 589,689 shares held by Integral Capital Partners IV, L.P. and 2,904 shares held by Integral Partners IV MS Side Fund L.P.

(13) Represents 828,661 shares held by Accel V L.P., 111,036 shares held by Accel Internet/Strategic Technology Fund L.P., 49,350 shares held by Accel Investors '96 L.P., 16,450 shares held by Accel Keiretsu V L.P. and 22,618 shares held by Ellmore C. Patterson Partners.

(14) Represents 237,037 shares held by Charter Growth Capital, L.P., 44,444 shares held by Charter Growth Capital Co-Investment Fund L.P. and 14,815 shares held by CGC Investors L.P. Of the 45,000 shares sold, 36,000 are being sold by Charter Growth Capital, L.P., 6,750 shares are being sold by Charter Growth Captal Co-Investment Fund L.P. and 2,250 shares are being sold by CGC Investors L.P.

(15) Represents 116,895 shares held by Needham Capital Partners II, L.P., 16,438 shares held by Needham Capital Partners II (Bermuda), L.P. and 125,000 shares held by George A. Needham. Mr. Needham is a general partner of each of Needham Capital Partners II, L.P. and Needham Capital Partners II (Bermuda), L.P. Mr. Needham disclaims beneficial ownership of shares held by Needham Capital Partners II, L.P. and Needham Capital Partners II (Bermuda), L.P. except to the extent of his proportional pecuniary interest in these partnerships. Of the 45,000 shares sold, 17,500 shares are being sold by Needham Capital Partners II, L.P., 2,500 shares are being sold by Needham Capital Partners (Bermuda), L.P. and 25,000 shares are being sold by George A. Needham.

(16) Includes 41,111 shares issuable upon exercise of an outstanding warrant, and 57,190 shares issuable upon exercise of warrants in November 1999.

(17) Includes 2,084 shares subject to a right of repurchase in favor of Agile that lapses over time.

(18) Includes 326,500 shares held by Joseph J. Fazio, 15,500 shares held by Joseph J. Fazio as Custodian for James J. Fazio under UCAUTMA, and 15,500 shares held by James J. Fazio as Custodian for Therese Victoria Fazio under UCAUTMA. Also includes 12,084 shares subject to a right of repurchase in favor of Agile that lapses over time.

(19) Represents shares held by Stuart P. Silverman and Terry K. Silverman, Trustee under the Stuart P. Silverman and Terry K. Silverman Family Trust dated 9/17/85. Includes 5,625 shares subject to a right of repurchase in favor of Agile that lapses over time.

                         DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock.

   The following is a summary of our capital stock. Our certificate of incorporation and bylaws and the provisions of applicable law provide further information about our capital stock.

Common Stock

   As of October 31, 1999, there were 20,698,245 shares of common stock outstanding. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to the following rights:

  . to receive dividends out of assets legally available therefor at such times and in such amounts as the board from time to time may determine in its sole discretion;

  . one vote for each share held on all matters submitted to a vote of stockholders; and

  . upon liquidation, dissolution or winding-up of Agile, to share ratably in all assets remaining after payment of liabilities and the liquidation of any preferred stock.

   Cumulative voting for the election of directors is not authorized by our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, upon payment, duly and validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock which we may issue in the future.

Preferred Stock

   Under our certificate of incorporation, the board of directors is authorized, without further action by the stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions on these shares.

   The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of Agile. We have no current plans to issue any shares of preferred stock.

Warrants

   In September 1995, Agile issued a warrant to Comdisco, Inc. to purchase an aggregate of 41,111 shares of Series B preferred stock at an exercise price of $.354 per share. The warrant may be exercised at any time within seven years after issuance.

   In March 1996, Agile issued a warrant to Comdisco, Inc. to purchase an aggregate of 35,313 shares of Series C preferred stock at an exercise price of $1.16 per share. The warrant may be exercised at any time within seven years after issuance. Comdisco has indicated that it intends to exercise this warrant and sell the shares of common stock issuable upon its exercise in this public offering.

   In February 1997, Agile issued a warrant to Comdisco, Inc. to purchase an aggregate of 17,828 shares of Series D preferred stock at an exercise price of $2.964 per share. The warrant may be exercised at any time within seven years after issuance. Comdisco has indicated that it intends to exercise this warrant and sell the shares of common stock issuable upon its exercise in this public offering.

   In November 1997, Agile issued a warrant to Comdisco, Inc. to purchase an aggregate of 4,049 shares of Series D preferred stock at an exercise price of $2.964 per share. The warrant may be exercised at any time within seven years after issuance. Comdisco has indicated that it intends to exercise this warrant and sell the shares of common stock issuable on its exercise in this public offering.

Registration Rights of Some of Our Stockholders

   Following this offering, the holders of approximately 11,252,758 shares of common stock and 41,111 shares of stock issuable upon exercise of a warrant will have rights to register those shares under the Securities Act and an amended and restated rights agreement. Subject to certain limitations in the registration rights agreement, the holders of at least 30% of these shares, or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $10,000,000, may require, on two occasions, that Agile use its best efforts to register those shares for public resale. If Agile registers any of its common stock for its own account or for the account of other security holders, the holders of those shares are entitled to include their shares of common stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering. Any holder or holders of those shares may also require Agile to register all or a portion of their registrable securities in a registration statement on Form S-3 when Agile is eligible to use that form, provided, among other limitations, that the proposed aggregate price to the public is at least $500,000 and that Agile has not effected two of these registrations in any 12-month period. Agile will pay all fees, costs and expenses of these registrations, other than underwriting discounts and commissions. These rights terminate on the earlier of August 24, 2002, and the date when all shares of a holder can be sold by the holder under Rule 144 of the Securities Act during any 90 day period.

   All of the registration rights described above are subject to conditions and limitations, among them the right of the underwriters in any underwritten offering to limit the number of shares of common stock to be included in a registration. Registrations of any shares of common stock held by holders with registration rights would result in these shares being freely tradeable without restriction under the Securities Act upon the effective date of the registration.

Antitakeover Effects of Delaware Law and Provisions of Our Certificate of Incorporation and Bylaws

   Delaware Takeover Statute

   We are subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits any Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

  . prior to that date the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction began; or

  . on or following that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

  . any merger or consolidation involving the corporation and the interested stockholder;

  . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  . subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  . any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

   In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

   Certificate of Incorporation and Bylaws

   Our certificate of incorporation provides that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. The bylaws provide that, except as otherwise required by law or by our certificate of incorporation, special meetings of the stockholders can only be called by a resolution adopted by a majority of the board of directors, or by the president or at the request of stockholders holding at least 10% of our capital stock. Our certificate of incorporation and bylaws also provide that our board of directors will be divided into three classes, with each class serving staggered three-year terms. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of our board of directors, as the classification of the board of directors generally increases the difficulty of replacing a majority of the directors. Our certificate of incorporation authorizes undesignated preferred stock, which makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could discourage potential acquisition proposals and could delay or prevent a change in our control or management. The amendment of any of these provisions would require approval by holders of at least two-thirds of the outstanding common stock.

   These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal, and to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are also designed to discourage tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they may also inhibit fluctuations in the market price of our shares that could result from rumored or actual takeover attempts.

Transfer Agent and Registrar

   The transfer agent and registrar for Agile's common stock is Boston EquiServe. Its address is 150 Royall Street, Canton Massachusetts 02021 and its telephone number at this location is (781) 575-3400.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales, could cause the trading price of our common stock to decline.

   Upon completion of this offering, we will have outstanding 22,617,200 shares of common stock, assuming no exercise of the underwriters' over-allotment option, no exercise of outstanding options to purchase common stock after October 31, 1999, the issuance of 611,765 shares to the shareholders of Digital Market and the exercise of outstanding warrants to purchase 57,190 shares of our common stock in November 1999. Of these shares, all of the 2,250,000 shares sold in this offering and the 3,450,000 shares sold in our initial public offering in August 1999 will be freely tradeable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below. In addition, 150,000 shares were released from lock-up agreements in November 1999 and will be freely tradable subject to Rule 144 or 701.

   The remaining shares of common stock held by existing stockholders are "restricted securities" as defined in Rule 144, other than the shares issued to the former holders of Digital Market's capital stock and warrants, which are freely tradable as a result of Section 3(a)(10) of the Securities Act. These securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Of these shares, 2,741,441 shares, including 397,663 of the shares of our common stock issued to the shareholders of Digital Market, will be subject to "lock-up" agreements on the effective date of the offering expiring on February 16, 2000, and 14,173,907 shares will be subject to "lock-up" agreements expiring 91 days after the date of this offering. Sales of these restricted securities in the public market, or the availability of these shares for sale, could cause the trading price of our common stock to decline.

   The amounts of restricted securities that will be available for sale in the public market, subject in some cases to the volume limitations and other restrictions of Rule 144, will be as follows:

    Days after Date of                          Approximate Shares
    this Prospectus                          Eligible for Future Sale          Comment
    ---------------------------------------- ------------------------ ------------------------
 Currently..................................         3,600,000        Freely tradable shares
                                                                      sold in our initial
                                                                      public offering, plus
                                                                      150,000 shares no longer
                                                                      subject to lock-up
                                                                      agreements and salable
                                                                      under Rule 144 or 701
 On effectiveness...........................         2,250,000        Shares sold in this
                                                                      offering
 February 16, 2000..........................         2,593,293        Initial public offering
                                                                      lock-up expires; shares
                                                                      salable under Rule 144
                                                                      or 701, or Section
                                                                      3(a)(10)
 91 days after the date of this prospectus..        14,173,907        90 day lock-up expires;
                                                                      shares salable under
                                                                      Rule 144 or 701

   Shares issued upon exercise of options granted by us prior to the date of this prospectus will be available for sale in the public market under Rule 701 of the Securities Act. Rule 701 permits resales of these shares in reliance upon Rule 144 but without compliance with various restrictions, including the holding period requirement, imposed under Rule 144. In general, under Rule 144, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares not to exceed the greater of (1) one percent of the then outstanding shares of common stock or (2) the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale. Sales under Rule 144 are also subject to manner of sale and notice requirements, as well as to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

   We have reserved an aggregate of 5,375,000 shares of common stock for issuance pursuant to our 1995 Stock Option Plan. As of October 31, 1999, options to purchase an aggregate of 1,834,525 shares of common stock were outstanding and 1,125,419 shares remained available for grant under our 1995 Stock Option Plan. We intend to file registration statements on Form S-8 under the Securities Act after completion of this offering to register all of the shares of common stock issued or reserved for issuance under our 1995 Stock Option Plan and 1999 Employee Stock Purchase Plan and Digital Market's 1995 Stock Plan. Shares of common stock issued under these plans, after the filing of related registration statements, will be freely tradable in the public market, subject to the Rule 144 limitations applicable to our affiliates, lock-up agreements with the underwriters and vesting restrictions imposed by us.

   In connection with our initial public offering on August 19, 1999, our officers, directors, the selling stockholders and other principal stockholders agreed, and the shareholders of Digital Market agreed as part of our acquisition of Digital Market, with Morgan Stanley & Co. Incorporated not to sell or otherwise dispose of any of their shares for a period expiring on February 16, 2000. In addition, the officers, directors, selling stockholders and principal stockholders of Agile have agreed not to sell or otherwise dispose of an aggregate of 14,173,907 shares until 91 days after the date of this offering. Morgan Stanley & Co. Incorporated, however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to either of these lock-up agreements.

                                 UNDERWRITERS

   Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Deutsche Bank Securities Inc. and Hambrecht & Quist LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the respective number of shares of common stock set forth opposite the names of the underwriters below:

                                                                      Number of
     Name                                                              Shares
     ----                                                             ---------
     Morgan Stanley & Co. Incorporated...............................
     Deutsche Bank Securities Inc. ..................................
     Hambrecht & Quist LLC...........................................
                                                                      ---------
       Total......................................................... 2,250,000
                                                                      =========

   The underwriters are offering the shares subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any such shares are taken.

   The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that
represents a concession not in excess of $     a share under the public
offering price. Any underwriter may allow, and the dealers may reallow, a
concession not in excess of $     a share to other underwriters or to certain
other dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

   We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 337,500 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering of the shares of common stock. To the extent this option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares of common stock as the number set forth next to each underwriters name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table.

   Each of Agile, our officers, directors, the selling stockholders and other principal stockholders has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, or otherwise during the period ending 90 days after the date of this prospectus, it will not:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any contract to sell, grant any option, right or warrant to purchase, lend, or otherwise dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or by alternative payment.

   The restrictions described in the previous paragraph do not apply to:

  . the sale of shares to the underwriters;

  . the issuance by Agile of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus which is described in the prospectus;

  . transactions by any person other than Agile relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; or

  . the grant of options to purchase shares of common stock pursuant to our existing employee benefit plans.

   The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

   Our common stock is listed on the Nasdaq National Market under the symbol "AGIL."

   In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

   The underwriting agreement provides that Agile and the selling stockholders will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

   On June 4, 1998, we sold shares of our Series F Preferred Stock in a private placement. In this private placement, entities associated with Hambrecht & Quist LLC, one of the underwriters in this offering, purchased 148,148 shares of Series F Preferred Stock, which are convertible into 148,148 shares of common stock, for an aggregate of $999,999, or $6.75 per share. These entities purchased these shares on the same terms as the other investors in the private placement. Morgan Stanley & Co. Incorporated, Deutsche Bank Securities Inc. and Hambrecht & Quist LLC served as co-managing underwriters of our initial public offering in August 1999, and received customary underwriting discounts and commissions in connection therewith.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered hereby will be passed upon for Agile by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. Certain legal matters in connection with the offering will be passed upon for the underwriters by Fenwick & West LLP, Palo Alto, California.

                                    EXPERTS

   The consolidated financial statements of Agile Software Corporation as of April 30, 1998 and 1999 and for each of the three years in the period ended April 30, 1999 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The financial statements of Digital Market, Inc. as of March 31, 1998 and 1999 and for each of the three years in the period ended March 31, 1999 included in this Prospectus have been so included in reliance on the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

               WHERE TO FIND ADDITIONAL INFORMATION ABOUT AGILE

   Agile has filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules filed with it. For further information with respect to Agile and the common stock, reference is made to the registration statement and the exhibits and schedules filed with it. With respect to statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, reference is made to the copy of such agreement or other document filed as an exhibit to the registration statement. Each statement is qualified in all respects by the exhibits and schedules.

   For further information with respect to Agile and the common stock, reference is made to the registration statement and its exhibits and schedules. You may read and copy any document Agile files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Agile's SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

   Agile is subject to the information and periodic reporting requirements of the Exchange Act, and files periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC's public reference rooms and the SEC's web site, which is described above.

                           AGILE SOFTWARE CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Agile Software Corporation
Report of Independent Accountants..........................................  F-2
Consolidated Balance Sheet.................................................  F-3
Consolidated Statement of Operations.......................................  F-4
Consolidated Statement of Stockholders' Equity.............................  F-5
Consolidated Statement of Cash Flows.......................................  F-7
Notes to Consolidated Financial Statements.................................  F-8

Unaudited Pro Forma Combined Financial Information
Overview................................................................... F-24
Unaudited Pro Forma Combined Balance Sheet................................. F-25
Unaudited Pro Forma Combined Statement of Operations....................... F-26
Notes to Unaudited Pro Forma Combined Financial Information................ F-28

Digital Market, Inc.
Independent Auditors' Report............................................... F-29
Balance Sheet.............................................................. F-30
Statement of Operations.................................................... F-31
Statement of Shareholders' (Deficit) Equity................................ F-32
Statement of Cash Flows.................................................... F-33
Notes to Financial Statements.............................................. F-34

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Agile Software Corporation

   In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Agile Software Corporation and its subsidiary (the "Company") at April 30, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, California
May 28, 1999, except for Note 8,
    which is as of August 16, 1999

                           AGILE SOFTWARE CORPORATION

                           CONSOLIDATED BALANCE SHEET
                    (in thousands, except per share amounts)

                                                 As of April 30,       As of
                                                ------------------  October 31,
                                                  1998      1999       1999
                                                --------  --------  -----------
                                                                    (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents.................... $  2,160  $ 10,003   $ 81,174
  Accounts receivable, net of allowance for
   doubtful accounts of $379, $495 and $565
   (unaudited), respectively...................    3,384     4,980      4,467
  Other current assets.........................       98       624      2,451
                                                --------  --------   --------
Total current assets...........................    5,642    15,607     88,092
Property and equipment, net....................    1,694     1,973      3,164
Other assets...................................      195       368        209
                                                --------  --------   --------
                                                $  7,531  $ 17,948   $ 91,465
                                                ========  ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Bank line of credit borrowings............... $  1,000  $     --   $     --
  Accounts payable.............................      698     1,287        603
  Accrued expenses and other liabilities.......    1,227     3,618      4,815
  Deferred revenue.............................    3,146     5,107      5,655
  Current portion of capital lease
   obligations.................................      501       735        809
  Current portion of notes payable.............       --       686         --
                                                --------  --------   --------
Total current liabilities......................    6,572    11,433     11,882
Capital lease obligations, noncurrent..........      743       871        819
Notes payable, noncurrent......................       39     2,353         39
                                                --------  --------   --------
                                                   7,354    14,657     12,740
                                                --------  --------   --------
Commitments and contingencies (Note 7)
Stockholders' equity:
  Convertible Preferred Stock, $.001 par value;
   31,176 shares authorized; 10,096, 11,874 and
   no (unaudited) shares issued and
   outstanding.................................       10        12         --
  Common Stock, $.001 par value; 100,000 shares
   authorized; 3,998, 4,200 and 20,698
   (unaudited) shares issued and outstanding...        4         4         21
  Additional paid-in capital...................   17,868    35,503    134,488
  Notes receivable from stockholders...........     (363)     (748)    (1,826)
  Unearned stock compensation (Notes 6 and 9)..   (2,237)   (4,947)   (19,066)
  Accumulated deficit..........................  (15,105)  (26,533)   (34,892)
                                                --------  --------   --------
Total stockholders' equity.....................      177     3,291     78,725
                                                --------  --------   --------
                                                $  7,531  $ 17,948   $ 91,465
                                                ========  ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                           AGILE SOFTWARE CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS
                    (in thousands, except per share amounts)

                                                             Six Months Ended
                              Fiscal Year Ended April 30,       October 31,
                              -----------------------------  ------------------
                                1997      1998      1999       1998      1999
                              --------- --------- ---------  --------  --------
                                                                (unaudited)
Revenues:
  License...................  $  1,143  $  6,102  $  10,859  $  4,756  $  8,339
  Professional services.....       187     1,385      3,665     1,471     2,165
  Maintenance...............        22       516      2,283       826     2,321
                              --------  --------  ---------  --------  --------
    Total revenues..........     1,352     8,003     16,807     7,053    12,825
                              --------  --------  ---------  --------  --------
Cost of revenues:
  License...................       113       543        819       406       528
  Professional services.....        88     1,347      3,823     1,546     1,726
  Maintenance...............        65       278      1,343       543       924
                              --------  --------  ---------  --------  --------
    Total cost of revenues..       266     2,168      5,985     2,495     3,178
                              --------  --------  ---------  --------  --------
Gross profit................     1,086     5,835     10,822     4,558     9,647
                              --------  --------  ---------  --------  --------
Operating expenses:
  Sales and marketing.......     2,149     8,070     13,495     5,990    10,013
  Research and development..     2,510     3,788      4,742     2,216     3,194
  General and
   administrative...........     1,333     1,995      1,938       870     1,505
  Amortization of stock
   compensation (Notes 6
   and 9)...................        --       856      2,253       945     3,658
                              --------  --------  ---------  --------  --------
    Total operating
     expenses...............     5,992    14,709     22,428    10,021    18,370
                              --------  --------  ---------  --------  --------
Loss from operations........    (4,906)   (8,874)   (11,606)   (5,463)   (8,723)
Interest and other income...       134        95        447       243       933
Interest expense............       (64)     (163)      (269)      (93)     (569)
                              --------  --------  ---------  --------  --------
Net loss....................  $ (4,836) $ (8,942) $ (11,428) $ (5,313) $ (8,359)
                              ========  ========  =========  ========  ========
Net loss per share:
  Basic and diluted.........  $  (3.72) $  (4.20) $   (3.87) $  (1.89) $   (.90)
                              ========  ========  =========  ========  ========
  Weighted average shares...     1,300     2,129      2,952     2,814     9,264
                              ========  ========  =========  ========  ========
Unaudited pro forma net loss
 per share:
  Basic and diluted.........                      $    (.78)           $   (.50)
                                                  =========            ========
  Weighted average shares...                         14,668              16,852
                                                  =========            ========

  The accompanying notes are an integral part of these consolidated financial statements.

                           AGILE SOFTWARE CORPORATION

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                    (in thousands, except per share amounts)

                           Convertible
                            Preferred                                Notes
                              Stock     Common Stock   Additional  Receivable    Unearned
                          ------------- --------------  Paid-In       From        Stock     Accumulated
                          Shares Amount Shares  Amount  Capital   Stockholders Compensation   Deficit    Total
                          ------ ------ ------  ------ ---------- ------------ ------------ ----------- --------
Balance at April 30,
 1996...................   7,671  $ 8   2,215    $ 2     $5,214      $ (40)       $   --     $ (1,327)  $  3,857
Issuance of Common Stock
 for cash...............      --   --      52     --          3         --            --           --          3
Issuance of Common Stock
 on exercise of
 options................      --   --     564      1         64         --            --           --         65
Issuance of Common Stock
 in exchange for
 services...............      --   --      12     --          2         --            --           --          2
Issuance of Series C
 Convertible Preferred
 Stock at $1.16 per
 share, net of issuance
 costs..................      75   --      --     --         83         --            --           --         83
Issuance of Series D
 Convertible Preferred
 Stock at $2.964 per
 share, net of issuance
 costs..................   1,350    1      --     --      3,979         --            --           --      3,980
Net loss................      --   --      --     --         --         --            --       (4,836)    (4,836)
                          ------  ---   -----    ---     ------      -----        ------     --------   --------
Balance at April 30,
 1997...................   9,096    9   2,843      3      9,345        (40)           --       (6,163)     3,154

Repurchase of unvested
 Common Stock...........      --   --     (48)    --        (18)        15            --           --         (3)
Issuance of Common Stock
 on exercise of
 options................      --   --     255     --         71         --            --           --         71
Issuance of Common Stock
 in exchange for notes
 receivable on exercise
 of options.............      --   --     772      1        293       (294)           --           --         --
Issuance of restricted
 Common Stock in
 exchange for notes
 receivable.............      --   --     176     --        106       (106)           --           --         --
Repayment of notes
 receivable.............      --   --      --     --         --         62            --           --         62
Issuance of Series E
 Convertible Preferred
 Stock at $5.00 per
 share, net of issuance
 costs..................   1,000    1      --     --      4,978         --            --           --      4,979
Unearned stock
 compensation (Note 6)..      --   --      --     --      3,093         --        (3,093)          --         --
Amortization of unearned
 compensation (Note 6)..      --   --      --     --         --         --           856           --        856
Net loss................      --   --      --     --         --         --            --       (8,942)    (8,942)
                          ------  ---   -----    ---     ------      -----        ------     --------   --------
Balance at April 30,
 1998...................  10,096   10   3,998      4     17,868       (363)       (2,237)     (15,105)       177

Repurchase of unvested
 Common Stock...........      --   --    (120)    --        (38)        32            --           --         (6)
Issuance of Common Stock
 on exercise of
 options................      --   --      56     --         28         --            --           --         28
Issuance of Common Stock
 in exchange for notes
 receivable on exercise
 of options.............      --   --     259     --        419       (419)           --           --         --
Issuance of restricted
 Common Stock in
 exchange for notes
 receivable.............      --   --       7     --         19        (19)           --           --         --
Repayment of notes
 receivable.............      --   --      --     --         --         21            --           --         21
Issuance of Series F
 Convertible Preferred
 Stock at $6.75 per
 share, net of issuance
 costs..................   1,778    2      --     --     11,970         --            --           --     11,972
Issuance of warrants....      --   --      --     --        274         --            --           --        274
Unearned stock
 compensation (Note 6)..      --   --      --     --      4,963         --        (4,963)          --         --
Amortization of unearned
 compensation (Note 6)..      --   --      --     --         --         --         2,253           --      2,253
Net loss................      --   --      --     --         --         --            --      (11,428)   (11,428)
                          ------  ---   -----    ---     ------      -----        ------     --------   --------
Balance at April 30,
 1999...................  11,874   12   4,200      4     35,503       (748)       (4,947)     (26,533)     3,291

                           Convertible
                            Preferred                                  Notes
                              Stock       Common Stock   Additional  Receivable    Unearned
                          --------------- --------------  Paid-In       From        Stock     Accumulated
                          Shares   Amount Shares  Amount  Capital   Stockholders Compensation   Deficit    Total
                          -------  ------ ------  ------ ---------- ------------ ------------ ----------- -------
Repurchase of Common
 Stock (unaudited)......       --    --      (14)   --          (3)        --            --          --        (3)
Issuance of Common Stock
 in exchange for notes
 receivable on exercise
 of options
 (unaudited)............       --    --      107    --       1,196     (1,196)           --          --        --
Issuance of Common Stock
 (unaudited)............  (11,874)  (12)  15,989    16      79,445         --            --          --    79,449
Issuance of Common Stock
 on exercise of options
 (unaudited)............       --    --      356     1         165         --            --          --       166
Repayment of notes
 receivable
 (unaudited)............       --    --       --    --          --        118            --          --       118
Issuance of Common Stock
 upon exercise of
 warrants (unaudited)...       --    --       60    --         405         --            --          --       405
Unearned stock
 Compensation
 (unaudited)............       --    --       --    --      17,777         --       (17,777)         --        --
Amortization of unearned
 compensation
 (unaudited)............       --    --       --    --          --         --         3,658          --     3,658
Net loss (unaudited)....       --    --       --    --          --         --            --      (8,359)   (8,359)
                          -------   ---   ------   ---    --------    -------      --------    --------   -------
Balance at October 31,
 1999 (unaudited).......       --   $--   20,698   $21    $134,488    $(1,826)     $(19,066)   $(34,892)  $78,725
                          =======   ===   ======   ===    ========    =======      ========    ========   =======

  The accompanying notes are an integral part of these consolidated financial statements.

                           AGILE SOFTWARE CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (in thousands)

                                 Fiscal Year Ended April        Six Months
                                           30,               Ended October 31,
                                 --------------------------  ------------------
                                  1997     1998      1999      1998      1999
                                 -------  -------  --------  --------  --------
                                                                (unaudited)
Cash flows from operating ac-
 tivities:
  Net loss.....................  $(4,836) $(8,942) $(11,428) $ (5,313) $ (8,359)
  Adjustments to reconcile net
   loss to net cash used in
   operating activities:
   Provision for doubtful
    accounts...................      100      277       155        83        70
   Depreciation................      220      673     1,180       483       743
   Amortization of stock
    compensation (Note 6)......       --      856     2,253       945     3,658
   Warrant expense.............       --       --        21        --       253
   Changes in assets and
    liabilities:
     Accounts receivable.......     (838)  (2,900)   (1,751)     (936)      443
     Other assets, current and
      non-current..............      (90)     (89)     (446)      (63)   (1,921)
     Accounts payable..........      370      313       589      (337)     (684)
     Accrued expenses and
      other liabilities........      270      912     2,391       977     1,197
     Deferred revenue..........      607    2,485     1,961       908       548
                                 -------  -------  --------  --------  --------
       Net cash used in
        operating activities...   (4,197)  (6,415)   (5,075)   (3,253)   (4,052)
                                 -------  -------  --------  --------  --------
Cash flows from investing ac-
 tivities:
  Purchase of short-term
   investments.................     (387)      --        --        --        --
  Proceeds from sale of short-
   term investments............       --    3,023        --        --        --
  Acquisition of property and
   equipment...................     (341)    (420)     (459)     (297)   (1,518)
                                 -------  -------  --------  --------  --------
       Net cash provided by
        (used in) investing
        activities.............     (728)   2,603      (459)     (297)   (1,518)
                                 -------  -------  --------  --------  --------
Cash flows from financing ac-
 tivities:
  Proceeds from bank line of
   credit......................       --    2,230     1,900       900        --
  Repayment of bank line of
   credit......................       --   (1,230)   (2,900)   (1,900)       --
  Repayment of capital lease
   obligations.................     (145)    (382)     (638)     (276)     (394)
  Proceeds from notes payable..       39       --     3,000        --        --
  Repayment of notes payable...      (24)     (24)       --        --    (3,000)
  Proceeds from issuance of
   Common Stock, net of
   repurchase..................       68       68        22        14    80,017
  Repayment of notes receivable
   from stockholders...........       --       62        21        10       118
  Proceeds from issuance of
   Convertible Preferred Stock,
   net.........................    4,063    4,979    11,972    11,975        --
                                 -------  -------  --------  --------  --------
       Net cash provided by
        financing activities...    4,001    5,703    13,377    10,723    76,741
                                 -------  -------  --------  --------  --------
Net increase (decrease) in cash
 and cash equivalents..........     (924)   1,891     7,843     7,173    71,171
Cash and cash equivalents at
 beginning of period...........    1,193      269     2,160     2,160    10,003
                                 -------  -------  --------  --------  --------
Cash and cash equivalents at
 end of period.................  $   269  $ 2,160  $ 10,003  $  9,333  $ 81,174
                                 =======  =======  ========  ========  ========
Supplemental disclosure:
  Cash paid during the period
   for interest................  $    48  $   138  $    168  $     74  $    207
                                 =======  =======  ========  ========  ========
Noncash investing and financing
 activities:
  Common Stock issued in
   exchange for notes
   receivable..................  $    --  $   400  $    438  $    222  $  1,196
                                 =======  =======  ========  ========  ========
  Property and equipment
   acquired under capital
   lease.......................  $   743  $   838  $  1,000  $    422  $    416
                                 =======  =======  ========  ========  ========
  Issuance of warrants.........  $    --  $    --  $    274  $     --  $     --
                                 =======  =======  ========  ========  ========

   The accompanying notes are an integral part of these consolidated financial statements.

                          AGILE SOFTWARE CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1--The Company And Summary Of Significant Accounting Policies:

The Company

   Agile Software Corporation (the "Company") was incorporated in California on March 13, 1995 and is headquartered in San Jose, California. The Company is a leading supplier of product content management software for use within and among companies in a manufacturing supply chain over the Internet. The Company's suite of software products is designed to improve the ability of all members of the supply chain to communicate and collaborate with one another about new or changing information concerning the manufacture, source or supply of products or components.

Principles of consolidation and basis of presentation

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Agile Software International Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Interim financial information (unaudited)

   The accompanying interim consolidated financial statements are unaudited but have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the Company's financial condition at October 31, 1999 and the results of its operations and cash flows for the six-month periods ended October 31, 1998 and 1999. The financial data and other information disclosed in the notes to consolidated financial statements related to these periods is unaudited. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year.

Cash and cash equivalents

   The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The majority of the Company's cash equivalents consist of money market funds.

Concentrations of credit risk

   Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are deposited with financial institutions that management believes are credit worthy.

   The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based on the expected collectibility of accounts receivable. To date, the Company has not experienced any material losses with respect to its accounts receivable.

                          AGILE SOFTWARE CORPORATION

Fair value of financial instruments

   The Company's financial instruments, including cash, cash equivalents, short-term investments, accounts receivable, accounts payable, notes payable and capital lease obligations are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.

Property and equipment

   Property and equipment are recorded at cost. Depreciation is computed using the straight-line method based upon the useful lives of the assets, which range from two to five years, or the lease term of the respective assets.

Software development costs

   Software development costs are included in research and development and are expensed as incurred. After technological feasibility is established, material software development costs are capitalized. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or in the ratio of current revenues to total projected product revenues, whichever is greater. To date, the period between achieving technological feasibility, which the Company has defined as the establishment of a working model which typically occurs when the beta testing commences, and the general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

Revenue recognition

   The Company recognizes revenues in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition," and SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions."

   The Company derives revenues from the license of software products under software license agreements and from the delivery of professional services and maintenance services. When contracts contain multiple elements, and vendor specific objective evidence exists for all undelivered elements, the Company accounts for the delivered elements in accordance with the "Residual Method" prescribed by Statement of Position ("SOP") 98-9. License revenues are recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collectibility is probable, and delivery and customer acceptance, if required under the terms of the contract, of the software products have occurred. In the event the Company grants its customers the right to specified upgrades, license revenue is deferred until delivery of the specified upgrade. If vendor-specific objective evidence of fair value exists for the specified upgrade, then an amount equal to this fair value is deferred. If vendor-specific objective evidence of fair value does not exist, then the entire license fee is deferred until the delivery of the specified upgrade. A provision for the estimated losses on fixed-price contracts is recognized in the period in which the loss becomes known. Allowances for estimated returns are provided upon product delivery. In instances where vendor obligations remain, revenues are deferred until the obligation has been satisfied. Revenues from professional services consist of implementation and training services. Training revenues are recognized as the services are performed. Implementation services are typically performed under fixed-price contracts and accordingly, revenues are recognized upon customer acceptance. Maintenance contracts include the right to unspecified upgrades on a when-and-if available basis, and ongoing support. Maintenance revenues are recognized ratably over the term of the maintenance contract, which is generally twelve months.

Income taxes

   The Company accounts for income taxes under the asset and liability approach which recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax basis of assets and liabilities and their financial statement reported amounts. The Company records a valuation allowance against deferred tax assets when it is more likely than not that such assets will not be realized.

                          AGILE SOFTWARE CORPORATION

Comprehensive income

   Effective May 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any significant transactions that are required to be reported in comprehensive income.

Net loss per share

   The Company computes net loss per share in accordance with SFAS No. 128, "Earnings per Share" and SEC Staff Accounting Bulletin ("SAB") No. 98. Under the provisions of SFAS No. 128 and SAB No. 98, basic and diluted net loss per share is computed by dividing the net loss available to holders of Common Stock for the period by the weighted average number of shares of Common Stock outstanding during the period. The calculation of diluted net loss per share excludes potential Common Stock if their effect is antidilutive. Potential Common Stock consists of unvested restricted Common Stock, incremental common shares issuable upon the exercise of stock options and warrants and shares issuable upon conversion of the Series A, Series B, Series C, Series D, Series E and Series F Convertible Preferred Stock.

   The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share amounts):

                                                               Six Months
                                 Fiscal Year Ended April      Ended October
                                           30,                     31,
                                 --------------------------  ----------------
                                  1997     1998      1999     1998     1999
                                 -------  -------  --------  -------  -------
                                                               (unaudited)
   Numerator:
     Net loss................... $(4,836) $(8,942) $(11,428) $(5,313) $(8,359)
                                 =======  =======  ========  =======  =======
   Denominator:
     Weighted average shares....   2,414    3,467     4,140    4,070   10,361
     Weighted average unvested
      shares of Common Stock
      subject to repurchase.....  (1,114)  (1,338)   (1,188)  (1,256)  (1,097)
                                 -------  -------  --------  -------  -------
     Denominator for basic and
      diluted calculation.......   1,300    2,129     2,952    2,814    9,264
                                 =======  =======  ========  =======  =======
   Net loss per share:
     Basic and diluted.......... $ (3.72) $ (4.20) $  (3.87) $ (1.89) $  (.90)
                                 =======  =======  ========  =======  =======

                          AGILE SOFTWARE CORPORATION

   The following table sets forth potential shares of Common Stock that are not included in the diluted net loss per share calculation above because to do so would be anti-dilutive as of the dates indicated (in thousands):

                                                                     As of
                                               As of April 30,    October 31,
                                             -------------------- ------------
                                              1997   1998   1999   1998  1999
                                             ------ ------ ------ ------ -----
                                                                  (unaudited)
   Series A Preferred Stock.................  1,233  1,233  1,233  1,233    --
   Series B Preferred Stock.................  2,938  2,938  2,938  2,938    --
   Series C Preferred Stock.................  3,575  3,575  3,575  3,575    --
   Series D Preferred Stock.................  1,350  1,350  1,350  1,350    --
   Series E Preferred Stock.................     --  1,000  1,000  1,000    --
   Series F Preferred Stock.................     --     --  1,778  1,778    --
   Preferred Stock warrants.................     94     98    158     98    98
   Unvested Common Stock subject to
    repurchase..............................  1,251  1,361    964  1,203 1,059
   Common Stock options.....................    732    527  1,160    847 1,832
                                             ------ ------ ------ ------ -----
                                             11,173 12,082 14,156 14,022 2,989
                                             ====== ====== ====== ====== =====

Pro forma net loss per share (unaudited)

   Pro forma net loss per share for the year ended April 30, 1999 and the six months ended October 31, 1999 is computed using the weighted average number of shares of Common Stock outstanding, including the pro forma effects of the automatic conversion of the Company's Series A, Series B, Series C, Series D, Series E and Series F Convertible Preferred Stock and Series F Preferred Stock warrants into shares of the Company's Common Stock effective upon the closing of the Company's initial public offering as if such conversion occurred on May 1, 1998, or at the date of original issuance, if later. The resulting pro forma adjustment includes an increase in the weighted average shares used to compute basic net loss per share of 11,716,000 for the year ended April 30, 1999 and 7,588,000 for the six months ended October 31, 1999. The calculation of diluted net loss per share excludes potential shares of Common Stock as their effect would be antidilutive. Pro forma potential Common Stock consist of unvested Common Stock subject to repurchase rights and incremental shares of Common Stock issuable upon the exercise of stock options and warrants.

Stock compensation

   The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, unearned compensation is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price. Unearned compensation is amortized and expensed in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 28. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

Foreign currency translation

   The Company uses the U.S. dollar as its functional currency in all foreign locations expect for France. The balance sheet accounts are translated into United States dollars at the end-of-period exchange rates except for fixed assets, which are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates in effect during each period. Gains and losses resulting from translation are accumulated as a component of stockholders' equity. Net gains or losses resulting from foreign currency exchange transactions are included in the consolidated statement of operations and were not significant during any of the periods presented.

                          AGILE SOFTWARE CORPORATION

Segment information

   Effective May 1, 1998, the Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company identifies its operating segments based on business activities, management responsibility and geographical location. During each of the three years in the period ended April 30, 1999, the Company operated in a single business segment, primarily in the United States. Through April 30, 1999, foreign operations have not been significant in either revenue or investment in long-lived assets.

Recent accounting pronouncements

   In March 1998, the AICPA issued SOP No. 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." SOP No. 98-1 will be effective for the Company's fiscal year ending April 30, 2000. SOP No. 98-1 provides guidance on accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. The Company does not expect the adoption of SOP No. 98-1 to have a material effect on the Company's results of operations, financial position or cash flows.

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 will be effective for the Company's fiscal year ending April 30, 2001. The adoption of SFAS No. 133 is not expected to have a material effect on the Company's results of operations, financial position or cash flows.

Reclassifications

   Certain reclassifications have been made to the prior year consolidated financial statements to conform to the current year presentation.

Note 2--Balance Sheet Components (in thousands):

   Property and equipment comprise the following:

                                                        As of
                                                      April 30,         As of
                                                    ---------------  October 31,
                                                     1998    1999       1999
                                                    ------  -------  -----------
                                                                     (unaudited)
   Computer hardware and software.................. $2,087  $ 3,214    $ 4,506
   Furniture and equipment.........................    508      828      1,261
   Leasehold improvements..........................     34       46        255
                                                    ------  -------    -------
                                                     2,629    4,088      6,022
   Less: accumulated depreciation..................   (935)  (2,115)    (2,858)
                                                    ------  -------    -------
                                                    $1,694  $ 1,973    $ 3,164
                                                    ======  =======    =======

   Accrued expenses and other liabilities comprise the following:

                                                          As of
                                                        April 30,       As of
                                                      -------------- October 31,
                                                       1998   1999      1999
                                                      ------ ------- -----------
                                                                     (unaudited)
   Accrued employee costs............................ $  661 $ 1,770   $2,036
   Sales taxes payable...............................    151     172      104
   Accrued professional fees.........................    125     400      488
   Other.............................................    290   1,276    2,187
                                                      ------ -------   ------
                                                      $1,227 $ 3,618   $4,815
                                                      ====== =======   ======

                          AGILE SOFTWARE CORPORATION

Note 3--Borrowings:

Notes payable

   Notes payable consist of amounts payable to equipment financing companies and are collateralized by the underlying assets as follows (in thousands):

                                                          As of
                                                        April 30,      As of
                                                       -----------  October 31,
                                                       1998  1999      1999
                                                       ---- ------  -----------
                                                                   (unaudited)
11.75% note; interest payable monthly; principal
 payable monthly commencing September 1999; matures
 February 2002........................................ $--  $1,000      $--
11.75% note; interest payable monthly; principal
 payable monthly commencing November 1999; matures
 March 2002...........................................  --   1,000       --
11.75% note; interest payable monthly; principal
 payable monthly commencing December 1999; matures
 April 2002...........................................  --   1,000       --
Non-interest bearing note; principal payable upon
 maturity in July 2002................................  39      39       39
                                                       ---  ------      ---
                                                        39   3,039       39
Less: current portion.................................  --    (686)      --
                                                       ---  ------      ---
Notes payable, non-current............................ $39  $2,353      $39
                                                       ===  ======      ===

   Future minimum principal payments under the notes at April 30, 1999 are as follows (in thousands):

   Fiscal Year Ending April 30,
   ----------------------------
   2000................................................................. $  686
   2001.................................................................  1,181
   2002.................................................................  1,133
   2003.................................................................     39
                                                                         ------
   Total payments....................................................... $3,039
                                                                         ======

Bank line-of-credit

   As of April 30, 1999, the Company had a $2,000,000 line-of-credit agreement with a bank that provides for borrowings of up to $2,000,000, including $250,000 available for the issuance of letters of credit and foreign currency exchange activity. Borrowings under the credit agreement bear interest at an annual rate of 8.5%, subject to adjustment by the bank. The interest rate was 8.5% at April 30, 1999. Borrowings under the line of credit are secured by the assets of the Company. As of April 30, 1998 and 1999, $1,000,000 and no amount, respectively, were outstanding under the line. The credit agreement expires in August 1999. In connection with this line-of-credit, the Company is required to meet certain monthly financial tests, including a minimum tangible net worth and a minimum quick ratio. At April 30, 1999, the Company was in compliance with all financial covenants.

Note 4--Income Taxes:

   The Company's operating losses are generated domestically, and amounts attributable to its foreign operations have been insignificant for all periods presented. For each of the three years in the period ended April 30, 1999, the Company incurred net operating losses and accordingly no provision for income taxes has been recorded. In addition, no benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets. At April 30, 1999, the Company had approximately $20,000,000 of federal and $18,000,000 of state net operating loss carryforwards available to offset future taxable income which expire in varying amounts

                          AGILE SOFTWARE CORPORATION
beginning in 2016 and 2004, respectively. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amounts of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period.

   Deferred taxes comprise the following (in thousands):

                                                               As of April 30,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
   Deferred tax assets:
     Depreciation............................................. $    66  $    67
     Other accruals and liabilities...........................     123      398
     Net operating loss and credit carryforwards..............   5,235    8,197
                                                               -------  -------
     Total deferred tax assets................................   5,424    8,662
     Less: Valuation allowance................................  (5,424)  (8,662)
                                                               -------  -------
   Net deferred tax assets.................................... $    --  $    --
                                                               =======  =======

   For financial reporting purposes, the Company has incurred a loss in each period since its inception. Based on the available objective evidence, including the Company's history of losses, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company provided for a full valuation allowance against its net deferred tax assets at April 30, 1998 and 1999.

   A reconciliation between the amount of income tax benefit determined by applying the applicable U.S. statutory income tax rate to pre-tax loss is as follows:

                                                            Fiscal Year
                                                               Ended
                                                             April 30,
                                                           ------------------
                                                           1997   1998   1999
                                                           ----   ----   ----
   Federal statutory rate................................. (35)%  (35)%  (35)%
   State tax, net of federal impact.......................  (6)    (6)    (6)
   Provision for valuation allowance on deferred tax
    assets................................................  41     41     41
                                                           ---    ---    ---
                                                            -- %   -- %   -- %
                                                           ===    ===    ===

                          AGILE SOFTWARE CORPORATION

Note 5--Stockholders' Equity:

Preferred stock

   Convertible Preferred Stock at April 30, 1999 comprise the following (in thousands):

                                        Shares         Liquidation Proceeds, Net
                                ---------------------- Preference   of Issuance
                                Authorized Outstanding   Amount        Costs
                                ---------- ----------- ----------- -------------
   Series A....................    1,500      1,233      $   123      $   115
   Series B....................    3,000      2,938        1,040        1,024
   Series C....................    4,000      3,575        4,147        4,124
   Series C1...................    4,000         --           --           --
   Series D....................    1,500      1,350        4,001        3,980
   Series D1...................    1,500         --           --           --
   Series E....................    1,000      1,000        5,000        4,979
   Series E1...................    1,000         --           --           --
   Series F....................    1,838      1,778       12,002       11,972
   Series F1...................    1,838         --           --           --
   Undesignated................   10,000         --           --           --
                                  ------     ------      -------      -------
                                  31,176     11,874      $26,313      $26,194
                                  ======     ======      =======      =======

   Each share of Series A, Series B, Series C, Series C1, Series D, Series D1, Series E, Series E1, Series F and Series F1 Preferred Stock is convertible into one share of Common Stock, at the option of the holder. The conversion ratio of the Series C Preferred Stock is subject to adjustment for dilution.

   Holders of at least 100,000 shares of Preferred Stock have a right of first offer in connection with any subsequent issuances of Preferred Stock. These provisions will terminate upon the Company's initial public offering. In the event that such holders of Series C or Series D Preferred Stock elect not to participate in certain subsequent financings, their existing shares of Series C and Series D Preferred Stock will automatically convert into shares of Series C1 and Series D1 Preferred Stock, respectively.

   Each share of Series A, Series B, Series C, Series C1, Series D, Series D1, Series E, Series E1, Series F and Series F1 Preferred Stock automatically converts into Common Stock upon the closing of an underwritten public offering with an offering price of at least $8.78 per share and aggregate proceeds of at least $20,000,000 or upon the consent of the holders of a majority of the outstanding shares of Series A, Series B, Series C, Series C1, Series D, Series D1, Series E and Series E1 Preferred Stock (voting together as a single class and not as separate series, on an as-converted basis). Each share of Series F and Series F1 will automatically convert into Common Stock upon the consent of a majority of the outstanding Series F and Series F1 shares.

   Each share of Series A, Series B, Series C, Series C1, Series D, Series D1, Series E, Series E1, Series F and Series F1 Preferred Stock has voting rights equal to the number of shares of Common Stock into which it is convertible. As long as at least 50% or more of the original issued shares of each respective class remain outstanding, holders of Series A, Series B and Series C and C1 (Series C and C1 voting as a class) are entitled to elect one director at each annual election of members of the Board of Directors. Holders of all shares of Common Stock and Preferred Stock, on an as-converted basis, are entitled to vote to elect the remaining directors of the Company.

   As long as at least 50% of the original Preferred Stock issued remains outstanding, the Company may not, without prior approval of at least the majority of the then outstanding shares of Preferred Stock, (a) sell, merge or consolidate the Company, (b) effect any transaction or series of transactions which would result in the

                          AGILE SOFTWARE CORPORATION
dissolution of more than 50% of the voting power of the Company, (c) change the rights, preferences and privileges of the Preferred Stock or (d) authorize or issue any equity security or any security convertible into or exercisable for any equity security having a preference over or equal to those of the existing Preferred Stock with respect to voting, dividends or liquidation.

   Holders of Series A, Series B, Series C, Series C1, Series D, Series D1, Series E, Series E1, Series F and Series F1 Preferred Stock are entitled to receive, when and as declared by the Board of Directors, noncumulative annual dividends of $.01 per share. No dividends on the Preferred Stock or Common Stock have been declared by the Board of Directors from the Company's inception through April 30, 1999.

   In the event of a liquidation, dissolution or winding up of the Company, the holders of Series A, Series B, Series C, Series C1, Series D, Series D1, Series E, Series E1, Series F and Series F1 Preferred Stock shall be entitled to receive $.10, $.354, $1.16, $1.16, $2.964, $2.964, $5.00, $5.00, $6.75 and
$6.75 per share, respectively, plus any declared but unpaid dividends. Thereafter, the remaining assets of the Company will be distributed pro rata among the holders of Series B, Series C, Series C1, Series D, Series D1, Series E, Series E1, Series F and Series F1 Preferred Stock and Common Stock until the holders of Series B, Series C, Series C1, Series D, Series D1, Series E, Series E1, Series F and Series F1 Preferred Stock have received an aggregate of $.708, $2.32, $2.32, $5.928, $5.928, $10.00, $10.00, $13.50 and
$13.50 per share, respectively. Thereafter, the holders of Common Stock will receive all of the remaining assets of the Company.

Preferred Stock warrants

   In conjunction with certain capital leases and notes payable, the Company issued warrants to purchase shares of the Company's Preferred Stock as follows:

                                                                 Fiscal
                                                      Exercise  Year of
                                Date of Grant  Shares  Price   Expiration    Value
                                -------------- ------ -------- ---------- -----------
Series B Preferred Stock
 warrants...................... September 1995 41,111  $ .354     2003     de minimus
Series C Preferred Stock
 warrants......................     March 1996 35,313   1.160     2003     de minimus
Series D Preferred Stock
 warrants......................  February 1997 17,828   2.964     2004     de minimus
Series D Preferred Stock
 warrants......................  November 1997  4,049   2.964     2005     de minimus
Series F Preferred Stock
 warrants......................  February 1999 60,000   6.750     2010    $   274,000

   The Company calculated the minimum fair value of all warrants on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123 with the following underlying assumptions: expected volatility of 50%, risk free interest rates ranging from 4.7% to 6.3% and terms ranging from 7 to
10.5 years.

   The Series B, Series C and Series D Preferred Stock warrants are exercisable for the period stated above or three years from the effective date of the Company's initial public offering, whichever is longer. The Series F Preferred Stock warrants are exercisable for the shorter of the period stated above or immediately prior to the Company's initial public offering. Upon completion of the Company's initial public offering, the Series F Preferred Stock warrants expire. If the Company's initial public offering yields proceeds of not less than $14.00 per share, then the warrant shall be exercisable for no more than 45,000 shares of Series F Preferred Stock or the Common Stock issuable upon conversion thereof. The Company records the expense related to the warrants over the life of the associated financing instrument as interest expense. At April 30, 1999, the Company had unamortized interest of $253,000 related to warrants issued in connection with $3.0 million of subordinated notes payable which were issued during fiscal 1999. The Company plans to use proceeds from its initial public offering to prepay these subordinated notes payable in their entirety. As a result, the Company will recognize the unamortized interest balance as an expense in the period it prepays the notes payable in entirety.

                          AGILE SOFTWARE CORPORATION

Common Stock

   The Company's Certificate of Incorporation, as amended, authorizes the Company to issue 100,000,000 shares of $.001 par value Common Stock.

   The Company has granted stock to certain founders and granted stock to certain employees under a restricted stock plan. Through April 30, 1999, the Company had sold 2,269,775 shares of Common Stock to such founders and employees that were subject to certain repurchase rights by the Company. The Company has a right of first offer in connection with any proposed sale or transfer of these shares and has the right to repurchase these shares at the original issue price. The Company's right to repurchase such shares declines on a percentage basis, usually over four years, based on the length of the employees' continual employment with the Company. At April 30, 1999, no shares of founders restricted stock and 173,371 shares granted under the Company's restricted stock plan were subject to repurchase at a weighted-average exercise price of $.69 per share and 76,500 shares were reserved for issuance as restricted Common Stock in the future. This plan was terminated in June 1999.

   Certain of these and other shares were issued in exchange for notes receivable, which are full recourse and additionally collateralized by the underlying shares of Common Stock. These notes receivable are payable on various dates through March 2004 and bear interest at rates ranging from 4.52% to 7.34%. These notes receivable have been included in stockholders' equity.

   At April 30, 1999, the Company had reserved shares of Common Stock for future issuance as follows (in thousands):

                                                                         As of
                                                                       April 30,
                                                                         1999
                                                                       ---------
   Conversion of Series A Preferred Stock.............................   1,500
   Conversion of Series B Preferred Stock.............................   3,000
   Conversion of Series C and Series C1 Preferred Stock...............   8,000
   Conversion of Series D and Series D1 Preferred Stock...............   3,000
   Conversion of Series E and Series E1 Preferred Stock...............   2,000
   Conversion of Series F and Series F1 Preferred Stock...............   3,556
   Exercise of Preferred Stock warrants...............................     158
   Exercise of Common Stock options...................................   1,405
   Issuance of restricted Common Stock................................      77

Note 6--Employee Benefit Plans:

401(k) plan

   Employees of the Company may elect to participate in the Company's 401(k) plan. The Company does not make contributions to the 401(k) plan.

Stock option plan

   In May 1995, the Company adopted the 1995 Stock Option Plan (the "Plan") which, as amended, provides for the issuance of incentive and nonqualified stock options to employees, directors and consultants of the Company. Under the Plan, 3,375,000 shares have been authorized for issuance. Options granted under the Plan are for periods not to exceed ten years and options must be issued at prices not less than 100% and 85%, for incentive and nonqualified stock options, respectively, of the estimated fair value of the stock on the date of grant as determined by the Board of Directors. Options granted to shareholders who own greater than 10% of

                          AGILE SOFTWARE CORPORATION
the outstanding stock are for periods not to exceed five years, and must be issued at prices not less than 110% of the estimated fair value of the stock on the date of grant. Options are exercisable upon grant and generally vest 25% or 20% at the end of the first year and at a rate of 1/36 or 1/48 per month thereafter such that they vest over four or five years, respectively.

   The following table summarizes activity under the Plan (shares in thousands):

                                                                        Weighted
                                                   Shares               Average
                                                  Available   Number    Exercise
                                                  for Grant Outstanding  Price
                                                  --------- ----------- --------
Balance at April 30, 1996........................     372        406     $ .10
  Options authorized.............................     575         --        --
  Options granted................................    (933)       933       .24
  Options exercised..............................      --       (564)      .12
  Options canceled...............................      43        (43)      .18
                                                   ------     ------
Balance at April 30, 1997........................      57        732       .26
  Options authorized.............................     800         --        --
  Options granted................................    (857)       857       .63
  Options exercised..............................      --     (1,027)      .31
  Options canceled...............................      35        (35)      .56
  Unvested shares repurchased....................      43         --        --
                                                   ------     ------
Balance at April 30, 1998........................      78        527       .84
  Options authorized.............................   1,000         --        --
  Options granted................................    (978)       978      2.57
  Options exercised..............................      --       (315)     1.42
  Options canceled...............................      30        (30)     1.70
  Unvested shares repurchased....................     115         --        --
                                                   ------     ------
Balance at April 30, 1999........................     245      1,160      2.12
  Options authorized (unaudited).................   2,000         --        --
  Options granted (unaudited)....................  (1,303)     1,303     11.17
  Options exercised (unaudited)..................      --       (463)     2.98
  Options canceled (unaudited)...................     168       (168)     2.92
  Unvested shares repurchased (unaudited)........      14         --        --
                                                   ------     ------
Balance at October 31, 1999 (unaudited)..........   1,124      1,832      8.25
                                                   ======     ======

   At April 30, 1999, 790,235 outstanding shares of Common Stock purchased under the Plan were subject to repurchase. Upon termination of employment, unvested shares previously purchased under the Plan are subject to repurchase by the Company at a price equal to the exercise price.

                          AGILE SOFTWARE CORPORATION

   The following table summarizes the information about stock options outstanding and exercisable as of April 30, 1999 (shares in thousands):

                                                             Options Vested
                          Options Outstanding                and Exercisable
                  --------------------------------------  -----------------------
                                  Weighted
                                  Average      Weighted                 Weighted
     Range of                    Remaining     Average                  Average
     Exercise       Number      Contractual    Exercise     Number      Exercise
      Prices      Outstanding   Life (Years)    Price     Outstanding    Price
   ------------   -----------   ------------   --------   -----------   --------
   $.015 -  .45         83          7.97        $ .36          38        $ .35
     .50 - 1.25        154          8.54          .91          52          .86
    1.45 - 2.50        454          9.20         2.19          18         1.91
    2.65 - 3.00        469          9.71         2.77          --           --
                     -----                                    ---
                     1,160          9.23         2.12         108          .86
                     =====                                    ===

Fair value disclosures

   The Company calculated the minimum fair value of each option grant under the Plan on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123 with the followings underlying assumptions:

                                                Fiscal Year Ended April 30,
                                                -----------------------------
                                                  1997      1998      1999
                                                --------- --------- ---------
   Dividend yield..............................    --        --        --
   Expected volatility.........................    --        --        --
   Average risk free interest rate.............   6.3%      6.0%       5.7%
   Expected life (in years)....................      5         5          5
   Weighted average fair value of options
    granted.................................... $  .07    $  .17    $   .64

   Had compensation cost for options granted under the Plan been determined based on the fair value at the grant dates for the awards under a method prescribed by SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts below for the fiscal years ended April 30, 1997, 1998 and 1999, respectively (in thousands, except per share amounts):

                                                Fiscal Year Ended April 30,
                                                -----------------------------
                                                  1997      1998      1999
                                                --------- --------- ---------
   Net loss as reported........................ $ (4,836) $ (8,942) $ (11,428)
   Pro forma net loss..........................   (4,843)   (8,973)   (11,529)
   Net loss per share as reported..............    (3.72)    (4.20)     (3.87)
   Pro forma net loss per share................    (3.73)    (4.21)     (3.91)

   Because the determination of the fair value of all options granted after the Company becomes a public entity will include an expected volatility factor in addition to the factors described above and because additional option grants are expected to be made each year, the compensation expense for options granted during each of the three years in the period ended April 30, 1999 are not representative of the pro forma effects of option grants on reported net income (loss) for future years.

                          AGILE SOFTWARE CORPORATION

Unearned stock compensation

   In connection with certain stock option grants during the years ended April 30, 1998 and 1999, the Company recorded unearned stock compensation cost totaling $3,093,000 and $4,963,000, respectively, which is being recognized over the vesting period of the related options of five years. Amortization of unearned stock compensation totaled $856,000 and $2,253,000 for the years ended April 30, 1998 and 1999, respectively.

Note 7--Commitments And Contingencies:

Leases

   The Company has entered into noncancelable operating leases for office space and equipment and capital leases for equipment with original terms ranging from 12 to 60 months. The terms of certain operating leases provide for rental payments on a graduated scale. The Company recognizes expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid. The future minimum lease payments under these leases at April 30, 1999 are as follows (in thousands):

                                                              Operating Capital
   Fiscal Year Ending April 30,                                Leases   Leases
   ----------------------------                               --------- -------
   2000......................................................  $1,061   $  843
   2001......................................................     967      598
   2002......................................................     339      292
   2003......................................................      56       58
                                                               ------   ------
   Total minimum lease payments..............................  $2,423    1,791
                                                               ======
   Less: Amount representing interest........................             (185)
                                                                        ------
   Present value of capital lease obligations................            1,606
   Less: Current portion.....................................             (735)
                                                                        ------
   Capital lease obligations, noncurrent.....................           $  871
                                                                        ======

   Property and equipment under capital leases are as follows (in thousands):

                                                                    As of
                                                                  April 30,
                                                                ---------------
                                                                 1998    1999
                                                                ------  -------
   Computer hardware and software.............................. $1,519  $ 2,338
   Furniture and equipment.....................................    289      470
                                                                ------  -------
                                                                 1,808    2,808
   Less: Accumulated depreciation..............................   (710)  (1,558)
                                                                ------  -------
                                                                $1,098  $ 1,250
                                                                ======  =======

   Rent expense under noncancelable operating leases was approximately $160,000, net of sublease rental income of $28,000, for the year ended April 30, 1997, $396,000 for the year ended April 30, 1998 and $568,000, net of sublease rental income of $208,000, for the year ended April 30, 1999.

Contingencies

   As of April 30, 1999, the Company was involved in litigation with Facilities Management International. The complaint against the Company, filed in the Orange County Superior Court, alleges interference with prospective economic advantage and unfair business practices in connection with the Company's quote for

                          AGILE SOFTWARE CORPORATION
services to a customer. The lawsuit seeks unspecified compensatory and punitive damages as well as injunctive relief. The Company intends to vigorously defend itself against the claim. The Company believes that the ultimate outcome of this matter will not have a material adverse affect on its financial condition, results of operations or cash flows.

Note 8--Subsequent Events:

Reincorporation

   In June 1999, the Company's Board of Directors authorized the reincorporation of the Company in the State of Delaware. As a result of the reincorporation, the Company is authorized to issue 100,000,000 shares of $.001 par value Common Stock and 31,175,556 shares of $.001 par value Preferred Stock. The Board of Directors has the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The par value of the Preferred Stock and shares of Common Stock and Preferred Stock authorized in the consolidated balance sheet at April 30, 1998 and 1999 and in consolidated statement of stockholders' equity for the each of the three years in the period ended April 30, 1999 have been retroactively adjusted to reflect the reincorporation.

Initial public offering

   In June 1999, the Company's Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to sell shares of its Common Stock to the public.

   On August 2, 1999, the Company entered into agreements to sell shares of Common Stock in a private placement with two separate corporate investors for $5.0 million each. On August 16, 1999, the Company entered into an agreement to sell shares of Common Stock in a private placement with one corporate investor for $3.0 million. The sale of Common Stock to each of these three investors will occur contemporaneous with the Company's initial public offering and the number of shares issued to the corporate investors will be calculated by dividing the amount invested by the offering price per share less an amount equal to the underwriter's commissions and discounts per share.

Stock option plan

   Subsequent to April 30, 1999, the Board adopted an increase in the number of shares reserved for issuance under the Company's 1995 Stock Option Plan by an additional 2,000,000 shares. This reserve will be automatically increased on the first day of each fiscal year beginning on and after May 1, 2001 by the lesser of 500,000 shares per year, 5% of the number of shares of the Company's Common Stock which were issued and outstanding on the last day of the preceding fiscal year or a number of shares determined by the Company's board of directors.

Employee stock purchase plan

   In June 1999, the Board adopted the 1999 Employee Stock Purchase Plan (the "Purchase Plan") which will become effective on the date of the Company's initial public offering, and reserved 500,000 shares of Common Stock for issuance thereunder. This reserve will be automatically increased on May 1, 2000 and on each May 1 thereafter until and including May 1, 2009, by an amount equal to the lesser of 500,000 shares per year, 2% of the number of shares of Common Stock which are issued and outstanding on the last day of the preceding fiscal year or a number of shares determined by the Company's board of directors. Employees generally will be eligible to participate in the Purchase Plan if they are customarily employed by the Company

                          AGILE SOFTWARE CORPORATION
for more than 20 hours per week and more than five months in a fiscal year end. The first Offering Period is expected to begin on the first business day on which price quotations for the Company's Common Stock are available. Depending on the effective date, the first Offering Period may be more or less than 24 months long. Offering Periods and Purchase Periods thereafter will begin on the first day of May and September of each year. In general, the price at which the Common Stock is purchased under the Purchase Plan is 85% of the lesser of the fair market value of the Company's Common Stock on the first day of the applicable Offering Period or on the purchase date. Employees generally may not purchase more than 1,000 shares in a six-month period or stock having a value greater than $25,000 in any calendar year as measured at the beginning of the offering period.

Bank line-of-credit

   In July 1999, the Company renewed its existing line of credit through August 2000 and increased the line of credit to provide for borrowings of up to $5,000,000, including $500,000 available for the issuance of letters of credit and foreign currency exchange activity. Borrowings under the credit agreement bear interest at an annual rate of 8.5%, subject to adjustment by the bank. Borrowings under the line of credit are secured by the assets of the Company. As of October 31, 1999 no amount was outstanding under the line. In connection with this line-of-credit, the Company is required to meet certain monthly financial tests, including a minimum tangible net worth and a minimum quick ratio. At October 31, 1999, the Company was in compliance with all financial covenants.

Note 9--Subsequent Events (Unaudited):

Completion of initial public offering

   In August 1999, the Company completed its initial public offering of 3,450,000 shares of Common Stock, including the exercise of the underwriter's overallotment option, at $21.00 per share. Net proceeds to the Company totaled $57.6 million. Simultaneous with the closing of the initial public offering, the Company sold an aggregate of 665,641 shares of Common Stock at $19.53 share in private placements to three corporate investors. Upon the closing of the initial public offering, the outstanding 11,873,273 shares of Preferred Stock were converted into to Common Stock and a warrant to purchase 60,000 shares of common stock at $6.75 per share was exercised.

Stock compensation

   During the period May 1, 1999 through October 31, 1999, the Company granted options to employees and consultants to purchase an aggregate of 1,303,000 shares of Common Stock at exercise prices ranging from $5.00 to $65.50 per share. The Company has recorded additional unearned stock compensation with respect to stock option grants to employees and to non-employee consultants made subsequent to April 30, 1999 of $17.8 million. Included within the 1,303,000 options granted subsequent to year end are 70,000 options granted to consultants. The Company is accounting for these options granted to consultants under variable plan accounting and has calculated the minimum fair value of these options on the date of grant of $6.4 million using the Black-Scholes option pricing model as prescribed by SFAS No. 123 with the following underlying assumptions: expected volatility of 75%, risk-free interest rate of 5.9% and option terms of ten years. The Company will record an expense each quarter relating to these options over the vesting period of the options.

Acquisition of DMI

   On November 23, 1999, the Company acquired Digital Market, Inc. ("DMI") in a merger transaction to be accounted for as a purchase business combination. The purchase price included $20.0 million in cash, and

                          AGILE SOFTWARE CORPORATION
approximately $79.2 million in Common Stock based upon the issuance of 611,765 shares of Common Stock at the average price of the Company's Common Stock a number of days before and after the transaction measurment date in exchange for all of the issued and outstanding capital stock and warrants of Digital Market. In addition, the Company assumed all of the unvested outstanding options to purchase DMI Common Stock under its stock option plans. The estimated fair value of the assumed options is approximately $7.8 million and was included as a component of the purchase price. The Company also anticipates incurring approximately $2.0 million in acquisition expenses, including financial advisory and legal fees and other direct transaction costs. The total purchase price of DMI was $109.0 million.

   The purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values. The aggregated purchase price was allocated as follows, based on a preliminary independent appraisal of DMI and management estimates (in thousands):

   Net tangible liabilities of DMI................................... $ (2,295)
   In-process research and development...............................    1,300
   Existing technology...............................................    2,050
   Trademarks........................................................      150
   Workforce in place................................................    2,100
   Goodwill..........................................................  105,695
                                                                      --------
                                                                      $109,000
                                                                      ========

This allocation is subject to change pending a final analysis of the total purchase cost and the fair value of the assets acquired and liabilities assumed. The net tangible liabilities of DMI consist primarily of cash and cash equivalents, accounts receivable, property and equipment, accounts payable and other liabilities and notes payable. In-process research and development has not reached the stage of technological feasibility at the acquisition date, and will be immediately charged to operations. Existing technology, trademarks and workforce in place will be amortized over their estimated useful lives of three, three and four years, respectively. The purchase price in excess of net tangible liabilities and identifiable intangible assets will be allocated to goodwill, and amortized over its expected useful life of three years.

Note 10--Unaudited Quarterly Consolidated Financial Data:

                                                    Three Months Ended
                                            --------------------------------------
                                            Jul. 31,  Oct. 31,  Jan. 31,  Apr. 30,
                                              1998      1998      1999      1999
                                            --------  --------  --------  --------
                                              (in thousands, except per share
1999:                                                    amounts)
  Total revenues........................... $ 3,241   $ 3,812   $ 4,592   $ 5,162
  Gross profit.............................   2,083     2,475     2,845     3,419
  Loss from operations.....................  (2,624)   (2,839)   (2,902)   (3,241)
  Net loss.................................  (2,572)   (2,741)   (2,838)   (3,277)
  Net loss per share--basic and diluted....    (.94)     (.96)     (.94)    (1.02)

                                                    Three Months Ended
                                            --------------------------------------
                                            Jul. 31,  Oct. 31,  Jan. 31,  Apr. 30,
                                              1997      1997      1998      1998
                                            --------  --------  --------  --------
                                              (in thousands, except per share
1998:                                                    amounts)
  Total revenues........................... $ 1,179   $ 1,669   $ 2,128   $ 3,027
  Gross profit.............................     842     1,151     1,545     2,297
  Loss from operations.....................  (1,610)   (2,370)   (2,266)   (2,628)
  Net loss.................................  (1,612)   (2,396)   (2,289)   (2,645)
  Net loss per share--basic and diluted....    (.89)    (1.20)    (1.02)    (1.07)

                          AGILE SOFTWARE CORPORATION

              UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

                                   OVERVIEW

   On November 23, 1999, Agile Software Corporation ("Agile" or the "Company") acquired Digital Market, Inc. ("DMI") in a merger transaction to be accounted for as a purchase business combination. Agile paid $20.0 million in cash and approximately $79.2 million in Common Stock, based upon the issuance of 611,765 shares of Common Stock at the average price of the Company's Common Stock a number of days before and after the transaction measurement date. In addition, the Company also assumed all unvested outstanding stock options granted by DMI. The estimated fair value of the assumed options is approximately $7.8 million, and was included as a component of the purchase price. The Company also anticipates incurring approximately $2.0 million in acquisition expenses, including financial advisory and legal fees and other direct transaction costs.

   The total acquisition price of $109.0 million was allocated to the assets acquired, including tangible and intangible assets, and liabilities assumed based upon the fair value of such assets and liabilities on the date of the acquisition. The total estimated purchase cost of the acquisition has been allocated on a preliminary basis to assets and liabilities based on management's estimates of their fair value and a preliminary independent appraisal of certain intangible assets with the excess costs over the net assets acquired allocated to goodwill. This allocation is subject to change pending a final analysis of the total purchase cost and the fair value of the assets acquired and liabilities assumed. The aggregate purchase price was allocated as follows (in thousands):

       Net tangible liabilities...................................... $ (2,295)
       In-process technology.........................................    1,300
       Existing technology...........................................    2,050
       Trademark.....................................................      150
       Workforce in place............................................    2,100
       Goodwill......................................................  105,695
                                                                      --------
                                                                      $109,000
                                                                      ========

   The net tangible liabilities consist primarily of cash and cash equivalents, accounts receivable, property and equipment, accounts payable and other liabilities and notes payable. DMI's net tangible liabilities as of September 30, 1999 were used for purposes of calculating the pro forma adjustments as the transaction has not been completed and approximate their fair value at such date. Because the in-process technology had not reached the stage of technological feasibility at the acquisition date and had no alternative future use, the amount was immediately charged to operations. The amount allocated to existing technology, trademarks and workforce in place are being amortized over the estimated useful lives of three, three and four years, respectively. The purchase price in excess of identified tangible and intangible assets is allocated as goodwill. As a result of the rapid technological changes occurring in the software and Internet industries, goodwill is being amortized over the estimated useful life of three years. The valuation for the intangible assets has been determined using management's assumptions and the preliminary reports from an independent appraiser.

   The accompanying unaudited pro forma combined balance sheet gives effect to the merger of Agile and DMI as if such transaction occurred on October 31, 1999. The unaudited pro forma combined balance sheet combines the unaudited consolidated balance sheet of Agile as of October 31, 1999 and the unaudited balance sheet of DMI as of September 30, 1999.

   The accompanying unaudited pro forma combined statements of operations presents the results of operations of Agile for the year ended April 30, 1999 and the six-month period ended October 31, 1999, combined with the statement of operations of DMI for the year ended March 31, 1999 and the six-month period ended September 30, 1999. The unaudited pro forma combined statements of operations gives effect to this acquisition as if it had occurred as of May 1, 1998.

   The unaudited pro forma condensed combined information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been consummated at the dates indicated, nor is it necessarily indicative of future operating results or the financial position of the combined companies.

                           AGILE SOFTWARE CORPORATION

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                 (in thousands)

                            Agile         DMI
                         ----------- -------------
                            As of        As of          Pro Forma
                         October 31, September 30, -----------------------------
                            1999         1999      Adjustments          Combined
                         ----------- ------------- -----------          --------
ASSETS
Current assets:
  Cash and cash
   equivalents..........  $ 81,174     $    128     $(20,000)(A)        $ 61,302
  Accounts receivable,
   net..................     4,467          339          --                4,806
  Other current assets..     2,451          129       (1,250)(D)           1,330
                          --------     --------     --------            --------
Total current assets....    88,092          596      (21,250)             67,438
Property and equipment,
 net....................     3,164          604          --                3,768
Intangible assets.......       --           --       109,995 (B)         109,995
Other assets............       209          --           --                  209
                          --------     --------     --------            --------
                          $ 91,465     $  1,200     $ 88,745            $181,410
                          ========     ========     ========            ========

LIABILITIES AND
 STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......  $    603     $    680     $    --             $  1,283
  Accrued expenses and
   other liabilities....     4,815        1,986        2,000 (C)           8,801
  Deferred revenue......     5,655          175          --                5,830
  Current portion of
   capital lease
   obligations..........       809          --           --                  809
  Current portion of
   notes payable........       --           556         (250)(D)             306
                          --------     --------     --------            --------
Total current
 liabilities............    11,882        3,397        1,750              17,029
Capital lease
 obligations,
 noncurrent.............       819          --           --                  819
Notes payable,
 noncurrent.............        39           98          --                  137
                          --------     --------     --------            --------
                            12,740        3,495        1,750              17,985
Stockholders' equity:
  Preferred Stock.......       --           179         (179)(F)             --
  Common Stock..........        21            5           (5)(F)              21
  Additional paid-in
   capital..............   134,488       13,024       73,976 (E)(F)      221,488
  Notes receivable from
   stockholders.........    (1,826)         --           --               (1,826)
  Unearned stock
   compensation.........   (19,066)        (447)         447 (F)         (19,066)
  Accumulated deficit...   (34,892)     (15,056)      12,756 (D)(F)(J)   (37,192)
                          --------     --------     --------            --------
Total stockholders'
 equity.................    78,725       (2,295)      86,995             163,425
                          --------     --------     --------            --------
                          $ 91,465     $  1,200     $ 88,745            $181,410
                          ========     ========     ========            ========

                           AGILE SOFTWARE CORPORATION

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                     (in thousands, except per share date)

                                Agile         DMI
                             ----------- -------------
                                 Six Months Ended           Pro Forma
                             ------------------------- ----------------------
                             October 31, September 30,
                                1999         1999      Adjustments   Combined
                             ----------- ------------- -----------   --------
Total revenues..............   $12,825      $   405     $     --     $ 13,230
Total cost of revenues......     3,178          701          629(G)     4,508
                               -------      -------     --------     --------
Gross profit................     9,647         (296)        (629)       8,722
                               -------      -------     --------     --------
Operating expenses:
  Sales and marketing.......    10,013        1,207           --       11,220
  Research and development..     3,194        2,150           --        5,344
  General and
   administrative...........     1,505          685           --        2,190
  Amortization of stock
   compensation.............     3,658           --           --        3,658
  Goodwill amortization.....        --           --       17,616(H)    17,616
                               -------      -------     --------     --------
    Total operating
     expenses...............    18,370        4,042       17,616       40,028
                               -------      -------     --------     --------
Loss from operations........    (8,723)      (4,338)     (18,245)     (31,306)
Interest income/(expense),
 net........................       364         (306)          --           58
                               -------      -------     --------     --------
Net loss from continuing
 operations.................   $(8,359)     $(4,644)    $(18,245)    $(31,248)
                               =======      =======     ========     ========
Net loss per share:
  Basic and diluted.........   $  (.90)                              $  (3.16)
                               =======                               ========
  Weighted average shares...     9,264                                  9,876(I)
                               =======                               ========

                           AGILE SOFTWARE CORPORATION

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                     (in thousands, except per share data)

                                  Agile       DMI
                                 --------  ---------
                                 Fiscal Year Ended        Pro Forma
                                 ------------------- -----------------------
                                  April    March 31,
                                 30, 1999    1999    Adjustments    Combined
                                 --------  --------- -----------    --------
Total revenues.................. $ 16,807   $ 1,486   $    --       $ 18,293
Total cost of revenues..........    5,985     1,190      1,258 (G)     8,433
                                 --------   -------   --------      --------
Gross profit....................   10,822       296     (1,258)        9,860
                                 --------   -------   --------      --------
Operating expenses:
  Sales and marketing...........   13,495     1,863        --         15,358
  Research and development......    4,742     2,966        --          7,708
  General and administrative....    1,938       826        --          2,764
  Amortization of stock
   compensation.................    2,253       --         --          2,253
  In-process research and
   development..................      --        --       1,300 (J)     1,300
  Goodwill amortization.........      --        --      35,232 (H)    35,232
                                 --------   -------   --------      --------
    Total operating expenses....   22,428     5,655     36,532        64,615
                                 --------   -------   --------      --------
Loss from operations............  (11,606)   (5,359)   (37,790)      (54,755)
Interest income, net............      178       112        --            290
                                 --------   -------   --------      --------
Net loss from continuing
 operations..................... $(11,428)  $(5,247)  $(37,790)     $(54,465)
                                 ========   =======   ========      ========
Net loss per share:
  Basic and diluted............. $  (3.87)                          $ (15.28)
                                 ========                           ========
  Weighted average shares.......    2,952                              3,564 (I)
                                 ========                           ========

                          AGILE SOFTWARE CORPORATION

               NOTES TO PRO FORMA COMBINED FINANCIAL INFORMATION
                                  (unaudited)

   The following adjustments were applied to Agile's historical financial statements and those of DMI to arrive at the pro forma combined financial information.

(A) To reflect cash payment of $20.0 million for the acquisition of DMI.

(B) To record the allocation of the purchase price of DMI as described in the overview.

(C) To reflect anticipated acquisition expenses of $2.0 million.

(D) To adjust for advances to DMI for operating expenses as of September 30, 1999 and during October 1999 as if DMI were a consolidating entity.

(E) To reflect the acquisition of DMI assuming the issuance of 611,765 shares of Agile's Common Stock valued at $79.2 million and the assumption of outstanding DMI stock options valued at approximately $7.8 million.

(F) To eliminate the historical equity accounts of DMI.

(G) To record the amortization of identifiable intangible assets related to the acquisition of DMI as if the transaction occurred on May 1, 1998. Identifiable intangible assets recorded in relation to the acquisition were approximately $4.3 million and are being amortized on a straight-line basis over three years for existing technology and trademark, and four years for workforce in place.

(H) To record the amortization of goodwill related to the acquisition of DMI as if the transaction occurred on May 1, 1998. Goodwill recorded in relation to the acquisition was approximately $105.7 million and is being amortized on a straight-line basis over three years.

(I) Weighted average shares used to calculate pro forma basic and diluted net loss per share for the period presented is computed using the weighted average number of Common Stock outstanding for the period presented and the shares to be issued in conjunction with the acquisition of DMI as if such shares were outstanding from May 1, 1998.

(J) The in-process research and development charge related to the acquisition has been reflected in the historical statements of operations as if the transaction occurred on May 1, 1998.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Digital Market, Inc.:

   We have audited the accompanying balance sheets of Digital Market, Inc. (the Company), as of March 31, 1999 and 1998, and the related statements of operations, shareholders' equity (deficit), and cash flows for each of the years in the three-year period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Market, Inc. as of March 31, 1999 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 1999 in conformity with generally accepted accounting principles.

   The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations since inception and has an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                        /s/ KPMG LLP

Mountain View, California

June 18, 1999, except as to Note 11,
which is as of October 10, 1999

                              DIGITAL MARKET, INC.

                                 BALANCE SHEET

                                          As of          As of March 31,
                                      September 30,  -------------------------
                                          1999           1999         1998
                                      -------------  ------------  -----------
                                       (Unaudited)
ASSETS
Current assets:
  Cash and cash equivalents.........  $    128,343   $  1,287,974  $   555,072
  Accounts receivable...............       338,852        878,534       18,010
  Prepaid expenses..................       121,091         67,591       38,759
  Other current assets..............         7,320             --        2,660
                                      ------------   ------------  -----------
Total current assets................       595,606      2,234,099      614,501
Property and equipment, net.........       604,415        641,484      558,168
                                      ------------   ------------  -----------
                                      $  1,200,021   $  2,875,583  $ 1,172,669
                                      ============   ============  ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
(DEFICIT)
Current liabilities:
  Accounts payable..................  $    679,945   $    348,755  $   381,842
  Accrued expenses..................       288,652        182,522      123,847
  Deferred revenue..................       175,254         99,927       61,522
  Bridge loan from shareholders.....     1,697,054             --    1,137,482
  Current maturities of long-term
   debt.............................       555,638        361,704      124,412
                                      ------------   ------------  -----------
Total current liabilities...........     3,396,543        992,908    1,829,105
Long-term debt, less current
 maturities.........................        98,077        203,578      302,009
                                      ------------   ------------  -----------
                                         3,494,620      1,196,486    2,131,114
                                      ------------   ------------  -----------
Shareholders' (deficit) equity:
  Convertible Preferred Stock;
   19,769,359 shares authorized:
    Series A; $.01 par value;
     1,950,686 shares designated;
     1,950,686 shares issued and
     outstanding; liquidation
     preference of $356,000.........        19,507         19,507       19,507
    Series B; $.01 par value;
     7,366,181 shares designated;
     6,221,053, 6,138,484, and
     6,138,484 shares issued and
     outstanding, respectively,
     liquidation preference of
     $3,800,441, $3,750,000 and
     $3,750,000 respectively........        62,211         61,385       61,385
    Series C; $.01 par value;
     10,452,492 shares designated;
     9,780,027 shares issued and
     outstanding; liquidation
     preference of $7,895,416.......        97,800         97,800           --
    Common stock; $.001 par value;
     30,000,000 shares authorized;
     5,005,928, 4,761,378, and
     4,400,317 shares issued and
     outstanding, respectively......         5,006          4,761        4,400
  Additional paid-in capital........    13,024,090     11,907,212    4,129,882
  Shareholder note receivable.......            --             --       (9,000)
  Deferred stock-based
   compensation.....................      (447,119)            --           --
  Accumulated deficit ..............   (15,056,094)   (10,411,568)  (5,164,619)
                                      ------------   ------------  -----------
  Total shareholders' (deficit)
   equity...........................    (2,294,599)     1,679,097     (958,445)
                                      ------------   ------------  -----------
                                      $  1,200,021   $  2,875,583  $ 1,172,669
                                      ============   ============  ===========

                See accompanying notes to financial statements.

                              DIGITAL MARKET, INC.

                            STATEMENT OF OPERATIONS

                             Six Months Ended
                               September 30,           Fiscal Years Ended March 31,
                          ------------------------  -------------------------------------
                             1999         1998         1999         1998         1997
                          -----------  -----------  -----------  -----------  -----------
                                (unaudited)
Revenues:
  Software license......  $   287,356  $        --  $   396,130  $        --  $        --
  Contract revenue......           --           --      850,032    1,600,000      550,000
  Maintenance and
   other................      118,056       33,307      239,744      133,069       74,014
                          -----------  -----------  -----------  -----------  -----------
    Total revenues......      405,412       33,307    1,485,906    1,733,069      624,014
Cost of revenues:.......     (701,545)    (465,914)  (1,190,469)    (761,408)    (184,770)
                          -----------  -----------  -----------  -----------  -----------
Gross profit (deficit)..     (296,133)    (432,607)     295,437      971,661      439,244
                          -----------  -----------  -----------  -----------  -----------
Operating expenses:
  Sales and marketing...    1,206,751      756,365    1,862,965    1,335,979      803,803
  Research and
   development..........    2,149,652    1,461,592    2,965,583    1,545,569    1,474,827
  General and
   administrative.......      685,391      366,762      826,043      560,238      291,268
                          -----------  -----------  -----------  -----------  -----------
    Total operating
     expenses...........    4,041,794    2,584,719    5,654,591    3,441,786    2,569,898
                          -----------  -----------  -----------  -----------  -----------
Loss from operations....   (4,337,927)  (3,017,326)  (5,359,154)  (2,470,125)  (2,130,654)
Interest income.........        6,872      120,291      193,906       24,033       61,673
Interest expense........     (313,471)     (67,398)     (81,701)    (103,720)          --
                          -----------  -----------  -----------  -----------  -----------
Net loss................  $(4,644,526) $(2,964,433) $(5,246,949) $(2,549,812) $(2,068,981)
                          ===========  ===========  ===========  ===========  ===========




                See accompanying notes to financial statements.

                             DIGITAL MARKET, INC.

                  STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

                               Convertible Preferred Stock
                  -----------------------------------------------------                                    Notes
                      Series A          Series B          Series C        Common Stock     Additional   Receivable    Deferred
                  ----------------- ----------------- ----------------- -----------------    Paid-In       From     Stock-Based
                   Shares   Amount   Shares   Amount   Shares   Amount   Shares    Amount    Capital    Shareholder Compensation
                  --------- ------- --------- ------- --------- ------- ---------  ------  -----------  ----------- ------------
Balances as of
March 31, 1996..  1,950,686 $19,507        -- $    --        -- $    -- 3,866,667  $3,867  $   329,453    $    --    $       --
Issuance of
Series B
Convertible
Preferred Stock,
net of issuance
costs of
$35,883.........         --      -- 6,138,484  61,385        --      --        --      --    3,652,974         --            --
Issuance of
warrants for the
purchase of
Series B
Convertible
Preferred
Stock...........         --      --        --      --        --      --        --      --       73,662         --            --
Issuance of
Common Stock
upon exercise of
stock options...         --      --        --      --        --      --   450,000     450        8,550     (9,000)           --
Issuance of
Common Stock
upon exercise of
warrants........         --      --        --      --        --      --    27,400      27          521         --            --
Net loss........         --      --        --      --        --      --        --      --           --         --            --
                  --------- ------- --------- ------- --------- ------- ---------  ------  -----------    -------    ----------
Balances as of
March 31, 1997..  1,950,686  19,507 6,138,484  61,385        --      -- 4,344,067   4,344    4,065,160     (9,000)           --
Issuance of
warrants for the
purchase of
Convertible
Preferred
Stock...........         --      --        --      --        --      --        --      --       62,589         --            --
Issuance of
Common Stock
upon exercise of
stock options...         --      --        --      --        --      --    56,250      56        2,133         --            --
Net loss........         --      --        --      --        --      --        --      --           --         --            --
                  --------- ------- --------- ------- --------- ------- ---------  ------  -----------    -------    ----------
Balances as of
March 31, 1998..  1,950,686  19,507 6,138,484  61,385        --      -- 4,400,317   4,400    4,129,882     (9,000)           --
Issuance of
Series C
Convertible
Preferred Stock,
net of issuance
costs of
$39,191.........         --      --        --      -- 9,780,027  97,800        --      --    7,758,507         --            --
Issuance of
Common Stock
upon exercise of
stock options...         --      --        --      --        --      --   561,061     561       22,623         --            --
Repurchase of
Common Stock....         --      --        --      --        --      --  (200,000)   (200)      (3,800)        --            --
Repayment of
Shareholder
Note............         --      --        --      --        --      --        --      --           --      9,000            --
Net loss........         --      --        --      --        --      --        --      --           --         --            --
                  --------- ------- --------- ------- --------- ------- ---------  ------  -----------    -------    ----------
Balances as of
March 31, 1999..  1,950,686  19,507 6,138,484  61,385 9,780,027  97,800 4,761,378   4,761   11,907,212         --            --
Issuance of
Common Stock
upon exercise of
stock options
and warrants
(unaudited).....         --      --        --      --        --      --   244,550     245        8,942         --            --
Issuance of
Preferred Stock
upon exercise of
warrant
(unaudited).....         --      --    82,569     826        --      --        --      --       49,616         --            --
Issuance of
warrants for
bridge loan from
shareholders
(unaudited).....         --      --        --      --        --      --        --      --      586,420         --            --
Deferred stock-
based
compensation
(unaudited).....         --      --        --      --        --      --        --      --      471,900         --      (471,900)
Amortization of
stock-based
compensation
(unaudited).....         --      --        --      --        --      --        --      --           --         --        24,781
Net loss
(unaudited).....         --      --        --      --        --      --        --      --           --         --            --
                  --------- ------- --------- ------- --------- ------- ---------  ------  -----------    -------    ----------
Balances as of
September 30,
1999
(unaudited).....  1,950,686 $19,507 6,221,053 $62,211 9,780,027 $97,800 5,005,928  $5,006  $13,024,090    $   --     $(447,119)
                  ========= ======= ========= ======= ========= ======= =========  ======  ===========    =======    ==========
                                    Total
                                Shareholders'
                  Accumulated      Equity
                    Deficit       (Deficit)
                  ------------- -------------
Balances as of
March 31, 1996..  $   (545,826)  $  (192,999)
Issuance of
Series B
Convertible
Preferred Stock,
net of issuance
costs of
$35,883.........            --     3,714,359
Issuance of
warrants for the
purchase of
Series B
Convertible
Preferred
Stock...........            --        73,662
Issuance of
Common Stock
upon exercise of
stock options...            --            --
Issuance of
Common Stock
upon exercise of
warrants........            --           548
Net loss........    (2,068,981)   (2,068,981)
                  ------------- -------------
Balances as of
March 31, 1997..    (2,614,807)    1,526,589
Issuance of
warrants for the
purchase of
Convertible
Preferred
Stock...........            --        62,589
Issuance of
Common Stock
upon exercise of
stock options...            --         2,189
Net loss........    (2,549,812)   (2,549,812)
                  ------------- -------------
Balances as of
March 31, 1998..    (5,164,619)     (958,445)
Issuance of
Series C
Convertible
Preferred Stock,
net of issuance
costs of
$39,191.........            --     7,856,307
Issuance of
Common Stock
upon exercise of
stock options...            --        23,184
Repurchase of
Common Stock....            --        (4,000)
Repayment of
Shareholder
Note............            --         9,000
Net loss........    (5,246,949)   (5,246,949)
                  ------------- -------------
Balances as of
March 31, 1999..   (10,411,568)    1,679,097
Issuance of
Common Stock
upon exercise of
stock options
and warrants
(unaudited).....            --         9,187
Issuance of
Preferred Stock
upon exercise of
warrant
(unaudited).....            --        50,442
Issuance of
warrants for
bridge loan from
shareholders
(unaudited).....            --       586,420
Deferred stock-
based
compensation
(unaudited).....            --            --
Amortization of
stock-based
compensation
(unaudited).....            --        24,781
Net loss
(unaudited).....    (4,644,526)   (4,644,526)
                  ------------- -------------
Balances as of
September 30,
1999
(unaudited).....  $(15,056,094)  $(2,294,599)
                  ============= =============

                See accompanying notes to financial statements.

                              DIGITAL MARKET, INC.

                            STATEMENT OF CASH FLOWS

                            Six Months Ended
                              September 30,           Fiscal Years Ended March 31,
                         ------------------------  -------------------------------------
                            1999         1998         1999         1998         1997
                         -----------  -----------  -----------  -----------  -----------
                               (unaudited)
Cash flows from
 operating activities:
 Net loss..............  $(4,644,526) $(2,964,433) $(5,246,949) $(2,549,812) $(2,068,981)
 Adjustments to
  reconcile net loss to
  net cash used for
  operating activities:
  Depreciation and
   amortization........      215,774      162,880      370,244      138,366       72,000
  Debt discount
   amortization........      254,115           --       12,518       50,071           --
  Amortization of
   stock-based
   compensation........       24,781           --           --           --           --
  Changes in operating
   assets and
   liabilities:
  Accounts receivable..      539,682       16,599     (860,524)     266,748     (284,758)
  Prepaid expenses.....      (53,500)     (11,185)     (28,832)     (20,606)     (15,360)
  Other current
   assets..............       (7,320)       2,521        2,660           --           --
  Accounts payable.....      331,190     (157,508)     (33,087)    (233,260)     588,588
  Accrued expenses.....      106,130      (40,308)      58,675       70,765       31,523
  Deferred revenue.....       75,327        3,613       38,405      (29,640)      75,000
                         -----------  -----------  -----------  -----------  -----------
   Net cash used for
    operating
    activities.........   (3,158,347)  (2,987,821)  (5,686,890)  (2,307,368)  (1,601,988)
                         -----------  -----------  -----------  -----------  -----------
Cash flows used for
 investing activities:
 Capital expenditures..     (178,705)    (306,011)    (453,560)    (367,915)    (410,307)
Cash flows from
 financing activities:
 Proceeds from issuance
  of debt..............    2,442,939      277,870      411,924    1,576,421           --
 Repayments of debt....     (911,567)  (1,511,235)  (1,423,063)          --           --
 Proceeds from issuance
  of Preferred Stock,
  net..................       50,442    7,856,307    7,856,307           --    3,327,781
 Proceeds from issuance
  of Common Stock......        9,187       10,685       23,184        2,189          548
 Proceeds from
  shareholder note.....           --           --        9,000           --           --
 Repurchase of Common
  Stock................           --           --       (4,000)          --           --
 Proceeds from issuance
  of Convertible Debt..           --           --           --           --      256,578
 Proceeds from issuance
  of Preferred Stock
  warrants.............           --           --           --           --       73,662
 Proceeds from issuance
  of bridge loan
  warrants.............      586,420           --           --           --           --
                         -----------  -----------  -----------  -----------  -----------
   Net cash provided by
    financing
    activities.........    2,177,421    6,633,627    6,873,352    1,578,610    3,658,569
                         -----------  -----------  -----------  -----------  -----------
Net (decrease) increase
 in cash and cash
 equivalents...........   (1,159,631)   3,339,795      732,902   (1,096,673)   1,646,274
Cash and cash
 equivalents at
 beginning of period...    1,287,974      555,072      555,072    1,651,745        5,471
                         -----------  -----------  -----------  -----------  -----------
Cash and cash
 equivalents at end of
 period................  $   128,343  $ 3,894,867  $ 1,287,974  $   555,072  $ 1,651,745
                         ===========  ===========  ===========  ===========  ===========
Supplemental
 disclosures of noncash
 investing and
 financing activities:
 Exercise of Common
  Stock options in
  exchange for note
  receivable...........  $        --  $        --  $        --  $        --  $     9,000
                         ===========  ===========  ===========  ===========  ===========
 Debt converted to
  Series B Preferred
  Stock................  $        --  $        --  $        --  $        --  $   386,578
                         ===========  ===========  ===========  ===========  ===========
 Warrants issued in
  connection with
  bridge loan..........  $        --  $        --  $        --  $    62,589  $        --
                         ===========  ===========  ===========  ===========  ===========
 Deferred stock-based
  compensation.........  $   471,900  $        --  $        --  $        --  $        --
                         ===========  ===========  ===========  ===========  ===========



                See accompanying notes to financial statements.

                             DIGITAL MARKET, INC.

                         NOTES TO FINANCIAL STATEMENTS

  March 31, 1999, 1998, 1997 and Six Months Ended September 30, 1999 and 1998
                                  (unaudited)

1--Business

   Digital Market, Inc. (the Company) was incorporated in California on
June 30, 1995. The Company provides Internet-based solutions for the sourcing and procurement of production materials used by manufacturing companies in the electronics industry.

2--Summary of Significant Accounting Policies

(a) Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported results of operations during the reporting period. Actual results could differ from those estimates.

(b) Revenue Recognition

   Contract revenues are recognized as milestones are achieved.

   The Company recognizes software license and maintenance revenue in accordance with the provisions of Statement of Position (SOP) No. 97-2, Software Revenue Recognition, as amended. The Company adopted SOP 97-2 for software transactions entered into beginning April 1, 1998. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements such as software products, upgrades, enhancements, post-contract customer support, installation, and training to be allocated to each element based on the relative fair values of the elements. The fair value of the element must be based on evidence that is specific to the vendor. If a vendor does not have evidence of the fair value for all elements in a multiple-element arrangement, all revenues from the arrangement are deferred until such evidence exists or until all elements are delivered.

   Revenues from software license agreements are recognized upon shipment of the software when all of the following criteria have been met: persuasive evidence of an arrangement exists; delivery has occurred; the fee is fixed or determinable; and collectibility is probable. Revenues from maintenance services are recognized ratably over the term of the support period.

   In December 1998, the Accounting Standards Executive Committee issued SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions, which requires recognition of revenue using the "residual method" in multiple-element arrangements when fair value does not exist for one or more of the delivered elements in the arrangement. Under the "residual method," the total fair value of the undelivered elements is deferred and subsequently recognized in accordance with SOP 97-2. The Company does not expect a material change to its accounting for revenues as a result of the fiscal 2000 adoption of the provisions of SOP 98-9.

   Cost of revenue comprises the costs of providing maintenance services. There are no significant direct costs related to software license revenue. Costs associated with contract revenue are included in research and development costs on the accompanying statements of operations.

(c) Cash Equivalents

   Cash equivalents are comprised of money market funds. For purposes of the statements of cash flows the Company considers all highly liquid investments with remaining maturities of 90 days or less at the date of purchase to be cash equivalents.

                             DIGITAL MARKET, INC.

  March 31, 1999, 1998, 1997 and Six Months Ended September 30, 1999 and 1998
                                  (unaudited)

(d) Property and Equipment

   Property and equipment are stated at cost less accumulated depreciation, which is calculated using the straight-line method over the estimated useful life of the assets, generally three years.

(e) Capitalized Software

   Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility in the form of a working model has been established. To date, the Company's software development has been completed concurrent with the establishment of technological feasibility, and, accordingly, no costs have been capitalized.

(f) Income Taxes

   The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded to reduce deferred tax assets to an amount for which realization is more likely than not.

(g) Concentration of Credit Risk

   Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of accounts receivable. The Company maintains reserves for potential credit losses on accounts receivable, but historically has not experienced any significant losses.

(h) Accounting for Stock-Based Compensation

   The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Pursuant to Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, the Company discloses the pro forma effects of using the fair value method of accounting for stock-based compensation arrangements.

(i) Fair Value of Financial Instruments

   The carrying amounts of the Company's cash and cash equivalents, accounts receivable, bridge loan from shareholders and long-term debt, and accounts payable approximate their respective fair values.

(j) Accounting for Impairment of Long-Lived Assets

   The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less cost to sell.

                             DIGITAL MARKET, INC.

  March 31, 1999, 1998, 1997 and Six Months Ended September 30, 1999 and 1998
                                  (unaudited)

3--Liquidity

   The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, during the six-month period ended September 30, 1999 and the years ended March 31, 1999 and 1998, the Company incurred losses of $4,644,526, $5,246,949 and $2,549,812, respectively, and has an accumulated deficit of $15,056,094 and $10,411,568 at September 30, 1999 and March 31, 1999,
respectively. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

   The financial statements do not include adjustments relating to the recoverability of recorded asset amounts or the amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

   The Company's continuation as a going concern is dependent on its ability to raise additional capital and ultimately to achieve profitability. The Company's management is working with banks and investors to raise additional financing. There can be no assurance that management will be successful in its endeavors. If the Company is unable to obtain additional financing and achieve profitability, there can be no assurance that the Company can continue as a going concern.

4--Property and Equipment

   Property and equipment as of March 31, 1999 and 1998, and September 30, 1999, consisted of the following:

                                                 As of       As of March 30,
                                             September 30, -------------------
                                                 1999         1999      1998
                                             ------------- ---------- --------
                                              (unaudited)
   Computer equipment.......................  $1,135,308   $  970,406 $586,035
   Furniture and fixtures...................      86,279       86,279   74,217
   Software.................................     191,802      177,999  120,872
                                              ----------   ---------- --------
                                               1,413,389    1,234,684  781,124
   Less accumulated depreciation and
    amortization............................     808,974      593,200  222,956
                                              ----------   ---------- --------
                                              $  604,415   $  641,484 $558,168
                                              ==========   ========== ========

5--Debt

(a) Bridge Loan

   In July and August 1999, the Company received bridge loans from shareholders. The loans bear interest at a rate of 7.75%. The loans are convertible into shares of the Company's next preferred stock equity financing. If not repaid or converted within 30 days, the loans include provisions for the issuance of warrants to purchase shares of the Company's next preferred stock financing. The number of such warrants increases every 30 days if the loan is not repaid or converted to preferred stock. The number of shares, subject to warrants, will be determined based on the closing price of the next preferred stock equity financing on the date of conversion. If not repaid or converted before December 31, 1999 the aforementioned warrants become exercisable into common shares. The number of shares of common stock will be determined based on the common per share price as defined in the loan agreements. The estimated $586,420 fair value of these warrants was recorded as a debt

                             DIGITAL MARKET, INC.

  March 31, 1999, 1998, 1997 and Six Months Ended September 30, 1999 and 1998
                                  (unaudited)
discount and is being amortized as interest expense over the estimated term of the bridge loan. The balance and accrued interest outstanding on these loans as of September 30, 1999 is $1,697,054.

(b) Bank Debt

   During fiscal 1999 and 1998, the Company entered into several debt agreements with a bank. All of the outstanding debt under these agreements bear interest at the prime rate (7.75% as of September 30, 1999) plus 0.5% or 1%. In addition, as collateral, the bank has a security interest in the Company's intangible assets, including copyrights, patents, trademarks and all intellectual property rights in computer software products.

   The bank requires the Company to be in compliance with certain financial covenants. As of September 30, 1999, the Company was in violation of several of these covenants and has received a letter from the bank waiving the bank's rights under the default provision through November 30, 1999.

   The Company has a loan used for the purchase of equipment and furniture. The balance outstanding on this loan as of March 31, 1999 and September 30, 1999, was $101,388 and $40,555 respectively and is being repaid in equal monthly installments of $10,139 through February 2000.

   The Company has an equipment line of credit that allowed for maximum borrowings of $200,000. The Company drew against the line of credit until May 15, 1998, at which time the outstanding balance was converted to a two-year term loan. Principal on the term loan is being repaid in equal monthly installments of $3,712 through May 2000. As of March 31, 1999 and September 30, 1999, the outstanding balance of the loan was $51,970 and $29,697, respectively.

   In February 1999, the Company obtained a nonrevolving line of credit that allows for maximum borrowings of $750,000. The Company may draw against the line of credit until May 15, 1999, at which time, the outstanding balance will be converted into a 21-month term loan. Principal on the term loan will be payable in 21 equal monthly installments beginning June 15, 1999. As of March 31, 1999 and September 30, 1999, the Company had an outstanding balance of $411,924 and $333,463.

   The $98,077 long-term debt, less current maturities as presented in the accompanying September 30, 1999 balance sheet is due during the Company's fiscal year ending March 2001.

(c) Convertible Promissory Note

   In September 1999, the Company entered into a convertible promissory note with Agile Software Corporation for up to $2,000,000. The note is convertible into share of Series C preferred stock at a conversion price of $.81 per share. The note bears interest at a rate of 7.0%. The note shall be due and payable on the first to occur of (i) September 15, 2000, (ii) the date of closing of a third party acquisition of the Company or (iii) the date of closing of an equity financing by the Company. The balance outstanding on this note as of September 30, 1999 is $250,000 and this amount is included in current maturities of long-term debt.

6--Shareholders' Equity (Deficit)

(a) Convertible Preferred Stock

   The rights, preferences, and privileges of the holders of Series A, B, and C convertible preferred stock are as follows:

  . The holders of Series A, B, and C convertible preferred stock are entitled to noncumulative annual dividends of $.01825, $.048872, and $.064584 per share, respectively, if and when declared by the Company's Board of Directors.

                             DIGITAL MARKET, INC.

  March 31, 1999, 1998, 1997 and Six Months Ended September 30, 1999 and 1998
                                  (unaudited)

  . Shares of Series A, B, and C convertible preferred stock have a liquidation preference of $.1825, $.6109, and $.8073 per share, respectively, plus any declared and unpaid dividends.

  . Upon liquidation of the Company, any assets remaining after payment of the liquidation preference amounts to the holders of the convertible preferred stock will be distributed equally among all the holders of Series A, B, and C convertible preferred stock and common stock on an "as if converted" basis. Total distributions to the holders of Series A, B, and C convertible preferred stock are limited to $.365, $1.2218, and $1.6146 per share, respectively.

  . Each share of convertible preferred stock is convertible at the option of the holder into one share of common stock, subject to certain antidilutive adjustments.

  . Shares of convertible preferred stock automatically convert to common stock upon the consent of at least two-thirds of the outstanding shares of preferred stock or upon an initial public offering.

  . The holders of Series A, B, and C convertible preferred stock vote equally with the shareholders of common stock on an "as if converted" basis.

(b) Warrants

   In connection with the issuance of convertible promissory notes in fiscal 1996, the Company issued warrants for the purchase of 517,860 shares of common stock. These warrants expire on January 31, 2000, and have an exercise price of $.02 per share. As of March 31, 1999 and September 30, 1999, 490,460 and 330,160 warrants are exercisable and outstanding, respectively. The fair value of these warrants, as determined using the Black-Scholes option pricing model, was not significant to the accompanying financial statements.

   In connection with the issuance of Series B convertible preferred stock in 1997, the Company issued warrants to purchase 1,227,697 shares of Series B convertible preferred stock. The warrants expire on August 26, 2001, and have an exercise price of $.6109 per share. As of September 30, 1999, 1,145,128 Series B convertible preferred stock warrants are exercisable and outstanding. The fair value of these warrants, as determined using the Black-Scholes option pricing model, was not significant to the accompanying financial statements.

   In connection with a bridge loan issued in fiscal 1998, the Company issued warrants to purchase 110,000 shares of Series C preferred stock with an exercise price of $.75 per share. These warrants are exercisable upon issuance. The Company has recorded the fair value of these warrants of $62,589, determined using the Black-Scholes option pricing model, as an increase to paid-in capital and as a loan discount. The loan discount was amortized over the term of the bridge loan.

(c) Option Plan

   The Company's 1995 Stock Option Plan (the Plan) provides for "incentive" stock options, defined by the Internal Revenue Code of 1986 as amended (the
Code), to be granted to employees, at an exercise price not less than 100% of the fair value, at the grant date, as determined by the Board of Directors. The Plan also provides for "nonqualified" stock options, at an exercise price of not less than 85% of the fair value at the grant date, to be issued to nonemployee officers, directors, and consultants. Options generally have a term of 10 years and vest over a period of 48 months.

(d) Accounting for Stock-Based Compensation

   The Company has elected to use the intrinsic value-based method to account for the Plan. Under APB Opinion No. 25, the Company has recorded no compensation costs related to its stock option plan since

                             DIGITAL MARKET, INC.

  March 31, 1999, 1998, 1997 and Six Months Ended September 30, 1999 and 1998
                                  (unaudited)
inception, because the exercise price of each option granted has equaled or exceeded the fair value of the underlying common stock as of the grant date for each stock option. With respect to the options granted between April 1, 1999 and September 30, 1999, the Company recorded deferred stock compensation of $471,900 for the difference, at the grant date, between the exercise price of each stock option granted and the fair value of the underlying common stock. This amount is being amortized over the vesting period, generally four years.

   Pursuant to SFAS No. 123, the Company is required to disclose the pro forma effect on net loss as if the Company had elected to use the fair value method to account for the Plan. Had compensation cost for the Plan been determined consistent with the fair value method described in SFAS No. 123, the Company's pro forma net loss for the years ended March 31, 1999 and 1998, and for the six month ended September 30, 1999 would have increased by $8,000, $1,000 and $50,000, respectively, from the respective net loss amounts reported in the accompanying statements of operations.

   The fair value of options granted was estimated on the date of grant using the minimum value method with the following weighted-average assumptions: risk-free interest rate of approximately 5.5%; expected life of five years; and no dividends.

   A summary of the status of the Plan is presented below:

                                                                Options
                                                              Outstanding
                                                           -------------------
                                                                      Weighted
                                                Options               Average
                                               Available              Exercise
                                               for Grant    Shares     Price
                                               ----------  ---------  --------
   Balances as of March 31, 1997..............    637,333  1,262,667    $.05
     Granted..................................   (292,000)   292,000     .07
     Exercised................................         --    (56,250)    .04
     Canceled.................................    127,250   (127,250)    .07
                                               ----------  ---------
   Balances as of March 31, 1998..............    472,583  1,371,167     .05
     Authorized...............................  1,000,000         --      --
     Granted.................................. (1,657,875) 1,657,875     .10
     Exercised................................         --   (561,061)    .04
     Canceled.................................    731,731   (731,731)    .08
                                               ----------  ---------
   Balances as of March 31, 1999..............    546,439  1,736,250     .09
     Granted..................................   (246,000)   246,000     .10
     Exercised................................         --    (84,250)    .06
     Canceled.................................    216,500   (216,500)    .10
                                               ----------  ---------
   Balances as of September 30, 1999..........    516,939  1,681,500     .09
                                               ==========  =========
   Options exercisable as of March 31, 1999...               263,875     .06
   Options exercisable as of September 30,
    1999......................................               420,742     .07
                                                           =========
   Weighted-average fair value of options
    granted during the year/period ended:
     March 31, 1998...........................                           .02
     March 31, 1999...........................                           .03
     September 30, 1999.......................                          1.89

                             DIGITAL MARKET, INC.

  March 31, 1999, 1998, 1997 and Six Months Ended September 30, 1999 and 1998
                                  (unaudited)

   The following table summarizes information about stock options outstanding as of March 31, 1999:

                                          Options outstanding
                                   ---------------------------------
                                                 Weighted-Average
                                     Number    Remaining Contractual   Options
   Exercise Price                  Outstanding     Life (Years)      Exercisable
   --------------                  ----------- --------------------- -----------
   $.02...........................    125,000          6.95             81,875
    .07...........................    284,000          8.10            166,625
    .10...........................  1,327,250          9.52             15,375
                                    ---------                          -------
                                    1,736,250                          263,875
                                    =========                          =======

   The following table summarizes information about stock options outstanding as of September 30, 1999:

                                          Options Outstanding
                                   ---------------------------------
                                                 Weighted-Average
                                     Number    Remaining Contractual   Options
   Exercise Price                  Outstanding     Life (Years)      Exercisable
   --------------                  ----------- --------------------- -----------
   $.02...........................     70,100          6.70             49,070
    .07...........................    244,000          7.64            154,500
    .10...........................  1,367,400          9.20            217,172
                                    ---------                          -------
                                    1,681,500                          420,742
                                    =========                          =======

7--Income Taxes

   The differences between the income tax expense computed at the federal statutory rate and the Company's the Company's tax provision for all periods presented primarily related to net operating losses not benefited.

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets presented below:


                                              As of        As of March 31,
                                          September 30, ----------------------
                                              1999         1999        1998
                                          ------------- ----------  ----------
                                           (unaudited)
   Deferred tax assets:
     Net operating loss carryforwards....  $5,876,000   $4,233,000  $2,211,000
     Research credit carryforwards.......     475,000      341,000      63,000
     Reserves and accruals...............      46,000        8,000      25,000
     Fixed assets........................          --           --       2,000
                                           ----------   ----------  ----------
       Total gross deferred tax assets...   6,397,000    4,582,000   2,301,000

   Valuation allowance...................  (6,001,000)  (4,266,000) (2,135,000)

   Deferred tax liability:
     State tax...........................    (370,000)    (282,000)   (166,000)
     Fixed assets........................     (26,000)     (34,000)         --
                                           ----------   ----------  ----------
       Total deferred tax liabilities....    (396,000)   (316,000)    (166,000)
                                           ----------   ----------  ----------
       Net deferred tax assets...........  $       --   $       --  $       --
                                           ==========   ==========  ==========

                             DIGITAL MARKET, INC.

  March 31, 1999, 1998, 1997 and Six Months Ended September 30, 1999 and 1998
                                  (unaudited)

   In light of the Company's recent history of operating losses, the Company has provided a valuation allowance for all of its deferred tax assets as it is presently unable to conclude that it is more likely than not that the deferred tax assets will be realized.

   As of September 30, 1999, the Company has net operating loss carryforwards for federal and California income tax purposes of approximately $14,700,000 and $9,931,000, respectively. In addition, the Company had federal and California research and development credit carryforwards of approximately $269,000 and $206,000, respectively. The Company's federal net operating loss and research and development credit carryforwards will expire in the years 2011 through 2019, if not utilized. The Company's California net operating loss carryforwards will expire in the year 2004. The California research and development credit can be carried forward indefinitely.

   Federal and California tax laws impose substantial restrictions on the utilization of net operating loss and tax credit carryforwards in the event of an "ownership change" as defined in Internal Revenue Code Section 382. If the Company has an ownership change, the Company's ability to utilize the above mentioned carryforwards could be significantly reduced.

8--Research and Development Arrangement

   In November 1996, the Company signed an agreement with the Defense Advanced Research Project Agency (DARPA) for the development of an on-line procurement system for electronic components. The contract represents a cost-reimbursement arrangement whereby DARPA will reimburse the Company for allowable research and development costs. Total development costs under the arrangement were approximately $6,800,000 with allowable reimbursed expenses approximating $3,000,000. Costs reimbursed in fiscal 1999, 1998 and 1997 and recognized as revenue in the accompanying statements of operations were $850,032, $1,600,000 and $550,000 respectively. Costs incurred by the Company, under this arrangement are included in research and development costs.

   The agreement was terminated in July 1999. Subsequent to March 31, 1999, no revenue was recognized or costs incurred, under this arrangement.

9--Segment Information

   The Company has one operating segment. The Company's chief operating decision maker, the president and chief executive officer, evaluates performance, makes operating decisions and allocates resources based on financial data consistent with the presentation in the accompanying financial statements. All operations and assets are within the United States of America.

10--Lease Commitments

   The Company leases certain facilities and office equipment under noncancelable operating leases. Rent expense for the years ended March 31, 1999 and 1998, and for the six month periods ended September 30, 1999 and 1998 was approximately $204,000, $112,000, $101,771, and $92,677, respectively.
Future minimum lease payments are as follows:

     Year Ending
      March 31,
     -----------
      2000............................................................. $180,800
      2001.............................................................   60,800
                                                                        --------
     Future minimum lease payments..................................... $241,600
                                                                        ========

                             DIGITAL MARKET, INC.

  March 31, 1999, 1998, 1997 and Six Months Ended September 30, 1999 and 1998
                                  (unaudited)

11--Subsequent Event

   On October 10, 1999, the Company entered into an Agreement and Plan of Reorganization with Agile Software Corporation. The acquisition of the Company closed on November 23, 1999. Agile's common stock is publicly traded and is listed on the Nasdaq Stock Market under the symbol AGIL. The Company has merged with and into a wholly-owned subsidiary of Agile. Subject to certain escrow and indemnity provisions contained in the Agreement, each shareholder of the Company received his pro rata portion of (i) $20,000,000 in cash and
(ii) Agile common stock with an aggregate value of $79,200,000. In addition, all outstanding warrants to purchase capital stock of the Company have been canceled immediately prior to the merger in exchange for an amount of cash and a number of shares of Agile common stock equal to the amount of cash and stock such holder otherwise would have been entitled to receive had such holder exercised his warrants on a net exercise basis immediately prior to Merger. All outstanding options of the Company have been assumed by Agile.

   A lawsuit was filed against the Company by PolyDyne Development Corporation (PolyDyne) on July 13, 1999, in Travis County, Texas. This lawsuit is now pending in Federal District Court. In this lawsuit, Polydyne seeks affirmative relief against the Company arising from an alleged misappropriation of trade secrets by the Company.

   After consideration of the nature of the claims, the Company does not believe that resolution of the lawsuit will harm their business. However, due to the inherently uncertain nature of the litigation, the Company cannot determine the possible loss, if any, that they may ultimately incur either in the context of the trial or as a result of a negotiated settlement. The defense of the litigation, regardless of the outcome, could result in the expenditure of significant financial and management resources of the Company.

                     [LOGO OF AGILE SOFTWARE APPEARS HERE]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions to be paid by Agile, in connection with this offering. All amounts shown are estimates except for the registration fee and the NASD filing fee.

     SEC registration fee............................................. $119,521
     NASD filing fee..................................................   34,784
     Nasdaq National Market listing fee...............................   17,500
     Blue sky fees and expenses.......................................   10,000
     Printing and engraving expenses..................................  100,000
     Legal fees and expenses..........................................  100,000
     Accounting fees and expenses.....................................  250,000
     Miscellaneous expenses...........................................   68,195
                                                                       --------
       Total.......................................................... $700,000
                                                                       ========

Item 14. Indemnification of Officers and Directors

   Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to officers, directors and other corporate agents under certain circumstances and subject to certain limitations. Our certificate of incorporation and bylaws provide that we shall indemnify our directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, we intend to enter into separate indemnification agreements with our directors, officers and certain employees which would require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees. We also intend to maintain director and officer liability insurance, if available on reasonable terms.

   These indemnification provisions and the indemnification agreements that we have entered into with our officers and directors may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

   We have a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

   The form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of Agile and our officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15. Recent Sales of Unregistered Securities

   (a) Since May 1, 1996, we have sold and issued the following unregistered securities:

     (1) From inception to October 31, 1999, we issued options to purchase an aggregate of 4,692,950 shares of common stock under the 1995 Stock Option Plan at exercise prices of $.015 to $65.50 per share, of which options to purchase 2,582,813 shares have been exercised, options to purchase 443,369 have been cancelled or repurchased, and options to purchase 1,834,525 are available for grant.

     (2) From inception to April 30, 1999, we issued options to purchase an aggregate of 183,500 shares of common stock under our Restricted Stock Purchase Plan at exercise prices of $.60 to $2.65 per share, of which options to purchase 183,500 shares have been exercised.

     (3) On January 16, 1996, we issued and sold 3,500,000 shares of Series C Preferred Stock to 5 private investors at a price of $1.16 per share for a total offering of $4,060,000.

     (4) On October 31, 1996, we issued and sold 75,000 shares of Series C Preferred Stock to one private investor at a price of $1.16 per share for a total price of $87,000.

     (5) On February 16, 1997, in connection with an equipment lease, we issued a warrant to an equipment lessor to purchase 17,828 shares of Series D preferred stock at an exercise price of $2.964 per share.

     (6) On February 16, 1997, we issued and sold an aggregate of 1,350,000 shares of Series D Preferred Stock to 10 private investors at a price of $2.964 per share for a total offering price of $4,001,400.

     (7) On May 1, 1997, we issued 6,750 shares of Common Stock to our Chief Executive Officer as a bonus in lieu of cash.

     (8) On November 14, 1997, we issued and sold an aggregate of 1,000,000 shares of Series E Preferred Stock to 14 private investors at a price of $5.00 per share for a total offering price of $5,000,000.

     (9) On November 14, 1997, in connection with an equipment lease, we issued a warrant to an equipment lessor to purchase 4,049 shares of Series D preferred stock at an exercise price of $2.964 per share.

     (10) On June 4, 1998, we issued and sold an aggregate of 1,777,778 shares of Series F Preferred Stock to 24 private investors at a price of $6.75 per share for a total offering price of $12,000,001.50.

     (11) On February 8, 1999, in connection with an equipment lease, we issued a warrant to an equipment lessor to purchase an aggregate of 60,000 shares of Series F preferred stock at an exercise price of $6.75 per share.

     (12) On August 23, 1999, we sold 256,016 shares of common stock to Dell Computer Corporation, 256,016 shares of common stock to Flextronics International Ltd. and 153,609 shares of common stock to Marshall Industries, concurrently with our initial public offering, at $13.02 per share.

     (13) On November 23, 1999, we issued 611,765 shares of common stock to the holders of all of the issued and outstanding capital stock and warrants of Digital Market, Inc., in connection with the Agreement and Plan of Reorganization dated as of October 10, 1999 by and between Agile, Alaska Acquisition Corporation and Digital Market. In addition, we assumed all outstanding options of Digital Market and converted them into options to purchase 10,758 shares of our common stock.

   There were no underwriters employed in connection with any of the transactions set forth in Item 15.

   For additional information concerning these equity investment transactions, please see the section entitled "Certain Transactions" in the prospectus.

   The issuances described in Items 15(a)(3) through 15(a)(6) and 15(a)(8) through 15(a)(12) were deemed exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. The issuance of securities described in Item 15(a)(13) was deemed to be exempt from registration under the Securities Act in reliance on Section 3(a)(10) as a transaction involving a security which is issued in exchange for a security where the terms and conditions of such securities are approved after a hearing on the fairness of such terms and conditions. Certain issuances described in Item 15(a)(1), 15(a)(2) and 15(a)(7) were deemed exempt from registration under the Securities Act in reliance on Section 4(2) or Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 16. Exhibits and Financial Statement Schedules

  (a) Exhibits

   Exhibit
   Number                         Description of Document
   -------                        -----------------------
    1.1*   Form of Underwriting Agreement.
    2.1    Agreement and Plan of Merger dated as of August 17, 1999 by and between Agile Software Corporation and Delaware Agile Software
            Corporation.(2)
    2.2*   Agreement and Plan of Reorganization dated as of October 10, 1999, by and between Agile Software Corporation, Alaska Acquisition
            Corporation and Digital Market, Inc.
    3.1    Certificate of Incorporation of Agile Software Corporation, as
            amended to date.(1)
    3.2    Certificate of Elimination and Certificate of Amendment.(1)
    3.3    Bylaws of Agile Software Corporation.(1)
    4.1    Specimen Common Stock Certificate.(1)
    5.1*   Opinion of Gray Cary Ware & Freidenrich LLP.
   10.1    Amended and Restated 1995 Stock Option Plan.(1)
   10.2    1999 Employee Stock Purchase Plan.(1)
   10.3    Form of Indemnity Agreement between Agile Software Corporation and its directors and officers.(1)
   10.4    Almaden Financial Plaza Office Lease dated May 30, 1996 between
            North Block Partnership and Agile Software Corporation, as
            amended.(1)
   10.5    Subordinated Loan and Security Agreement dated February 8, 1999 between Comdisco, Inc. and Agile Software Corporation.(1)
   10.6    Revolving Credit Loan and Security Agreement (Accounts and
            Inventory) dated December 11, 1996 between Comerica Bank--
            California and Agile Software Corporation as modified.(1)
   10.7    Master Lease Agreement dated September 18, 1995 between Comdisco,
            Inc. and Agile Software Corporation, and associated equipment schedules.(1)
   10.8    Fifth Amended and Restated Investors' Rights Agreement dated June 4,
            1998 by and among Agile Software Corporation and the investors listed on Schedule A thereto.(1)
   10.9    Series A Preferred Stock Purchase Agreement.(1)
   10.10   Series B Preferred Stock Purchase Agreement.(1)
   10.11   Series C Preferred Stock Purchase Agreement.(1)
   10.12   Series D Preferred Stock Purchase Agreement.(1)
   10.13   Series E Preferred Stock Purchase Agreement.(1)
   10.14   Series F Preferred Stock Purchase Agreement.(1)
   10.15   Sixth Amended and Restated Investor Rights Agreement dated as August
            16, 1999 by and among Agile Software Corporation and the investors listed on Schedule A thereto.(2)
   10.16*  Office Lease dated as of November 5, 1999 by and between 55 Almaden
            Boulevard Limited Partnership and Agile Software Corporation.
   21.1*   Subsidiaries of Agile Software Corporation.
   23.1    Consent of PricewaterhouseCoopers LLP, Independent Accountants.
   23.2    Consent of KPMG LLP, Independent Accountants.
   23.3*   Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit
            5.1).
   24.1*   Power of Attorney.
   27.1*   Financial Data Schedule (EDGAR filed version only).

--------
(1) Incorporated by reference herein to Agile's Registration Statement on Form S-1 (File No. 333-81387).
(2) Incorporated by reference herein to Agile's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 1999.
 *   Previously filed.

  (b) Financial Statement Schedules

   All financial statement schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

   We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described in Item 14 above or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   We hereby undertake that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, Agile has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 10th day of December, 1999.

                                          Agile Software Corporation

                                                  /s/ Bryan D. Stolle
                                          By: _________________________________
                                                      Bryan D. Stolle
                                                Chief Executive Officer and
                                                         President

   Pursuant to the requirements of the Securities Act of 1933, this amendment has been signed by the following persons in the capacities and on the dates indicated:

             Signature                           Title                    Date
             ---------                           -----                    ----

   /s/ Bryan D. Stolle               Chief Executive Officer,      December 10, 1999
____________________________________  President and Director
   Bryan D. Stolle                    (Principal Executive
                                      Officer)

  /s/ Thomas P. Shanahan             Chief Financial Officer,      December 10, 1999
____________________________________  Secretary and Director
   Thomas P. Shanahan                 (Principal Financial and
                                      Accounting Officer)

                 *                   Director                      December 10, 1999
____________________________________
           Michael Moritz

                 *                   Director                      December 10, 1999
____________________________________
         James L. Patterson

                 *                   Director                      December 10, 1999
____________________________________
        Nancy J. Schoendorf


    /s/ Thomas P. Shanahan
*By:____________________________
      Thomas P. Shanahan
       Attorney-in-fact

                               INDEX TO EXHIBITS

 Exhibit
 Number                          Description of Document
 -------                         -----------------------
  1.1*   Form of Underwriting Agreement.
  2.1    Agreement and Plan of Merger dated as of August 17, 1999 by and between Agile Software Corporation and Delaware Agile Software
          Corporation.(2)
  2.2*   Agreement and Plan of Reorganization dated as of October 10, 1999, by and between Agile Software Corporation, Alaska Acquisition
          Corporation and Digital Market, Inc.
  3.1    Certificate of Incorporation of Agile Software Corporation, as amended to date.(1)
  3.2    Form of Certificate of Elimination and Certificate of Amendment.(1)
  3.3    Bylaws of Agile Software Corporation.(1)
  4.1    Specimen Common Stock Certificate.(1)
  5.1*   Opinion of Gray Cary Ware & Freidenrich LLP.
 10.1    Amended and Restated 1995 Stock Option Plan.(1)
 10.2    1999 Employee Stock Purchase Plan.(1)
 10.3    Form of Indemnity Agreement between Agile Software Corporation and its directors and officers.(1)
 10.4    Almaden Financial Plaza Office Lease dated May 30, 1996 between North
          Block Partnership and Agile Software Corporation, as amended.(1)
 10.5    Subordinated Loan and Security Agreement dated February 8, 1999 between Comdisco, Inc. and Agile Software Corporation.(1)
 10.6    Revolving Credit Loan and Security Agreement (Accounts and Inventory)
          dated December 11, 1996 between Comerica Bank--California and Agile
          Software Corporation as modified.(1)
 10.7    Master Lease Agreement dated September 18, 1995 between Comdisco, Inc.
          and Agile Software Corporation, and associated equipment
          schedules.(1)
 10.8    Fifth Amended and Restated Investors' Rights Agreement dated June 4,
          1998 by and among Agile Software Corporation and the investors listed on Schedule A thereto.(1)
 10.9    Series A Preferred Stock Purchase Agreement.(1)
 10.10   Series B Preferred Stock Purchase Agreement.(1)
 10.11   Series C Preferred Stock Purchase Agreement.(1)
 10.12   Series D Preferred Stock Purchase Agreement.(1)
 10.13   Series E Preferred Stock Purchase Agreement.(1)
 10.14   Series F Preferred Stock Purchase Agreement.(1)
 10.15   Sixth Amended and Restated Investor Rights Agreement dated as August
          16, 1999 by and among Agile Software Corporation and the investors listed on Schedule A thereto.(2)
 10.16*  Office Lease dated as of November 5, 1999 by and between 55 Almaden
          Boulevard Limited Partnership and Agile Software Corporation.
 21.1*   Subsidiaries of Agile Software Corporation.
 23.1    Consent of PricewaterhouseCoopers LLP, Independent Accountants.
 23.2    Consent of KPMG LLP, Independent Accountants.
 23.3*   Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1).
 24.1*   Power of Attorney.
 27.1*   Financial Data Schedule (EDGAR filed version only).

--------
(1) Incorporated by reference herein to Agile's Registration Statement on Form S-1 (File No. 333-8137)
(2) Incorporated by reference herein to Agile's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 1999.
 *   Previously filed.